Exhibit 1
ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2006
March 27, 2007
Suite 3400, 666 Burrard Street
Vancouver, BC V6C 2X8

GOLDCORP INC.
ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2006

INTRODUCTORY NOTES
Cautionary Note Regarding Forward-Looking Statements
     This annual information form contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp Inc. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in this annual information form. Although Goldcorp Inc. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp Inc. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
Currency Presentation and Exchange Rate Information
     This annual information form contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “Canadian dollars” or “C$”.
     The high, low, average and closing exchange rates for Canadian dollars in terms of the United States dollar for each of the three years ended December 31, 2006, as quoted by the Bank of Canada, were as follows:

	Year ended December 31
	2006		2005		2004
High	C$	1.1726	C$	1.2841	C$	1.3968
Low		1.0990		1.1507		1.1774
Average (1)		1.1341		1.2118		1.3018
Closing		1.1653		1.1659		1.2036

(1)	Calculated as an average of the daily noon rates for each period.
     On March 26, 2007, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.1617.

Gold, Silver, Copper, Lead and Zinc Prices
Gold Prices
     The high, low, average and closing afternoon fixing gold prices in United States dollars per troy ounce for each of the three years ended December 31, 2006, as quoted by the London Bullion Market Association, were as follows:

	Year ended December 31
	2006	2005	2004
High	$725	$537	$454
Low	525	411	375
Average	604	445	410
Closing	632	513	436
     On March 26, 2007, the closing afternoon fixing gold price in United States dollars per troy ounce, as quoted on the London Bullion Market Association, was $663.
Silver Prices
     The high, low, average and closing afternoon fixing silver prices in United States dollars per troy ounce for each of the three years ended December 31, 2006, as quoted by the London Bullion Market Association, were as follows:

	Year ended December 31
	2006	2005	2004
High	$14.94	$9.23	$8.29
Low	8.83	6.39	5.50
Average	11.55	7.32	6.67
Closing	12.90	8.83	6.82
     On March 26, 2007, the closing afternoon fixing silver price in United States dollars per troy ounce, as quoted on the London Bullion Market Association, was $13.26.
Copper Prices
     The high, low, average and closing official cash settlement copper prices in United States dollars per pound for each of the three years ended December 31, 2006, as quoted on the London Metal Exchange, were as follows:

	Year ended December 31
	2006	2005	2004
High	$3.99	$2.11	$1.49
Low	2.06	1.39	1.13
Average	3.05	1.67	1.30
Closing	2.85	2.08	1.49
     On March 26, 2007, the closing official cash settlement copper price in United States dollars per pound, as quoted on the London Metal Exchange, was $3.11.

Lead Prices
     The high, low, average and closing official cash settlement lead prices in United States dollars per pound for each of the three years ended December 31, 2006, as quoted on the London Metal Exchange, were as follows:

	Year ended December 31
	2006	2005	2004
High	$0.816	$0.518	$0.474
Low	0.416	0.374	0.318
Average	0.583	0.442	0.401
Closing	0.774	0.489	0.474
     On March 26, 2007, the closing official cash settlement lead price in United States dollars per pound, as quoted on the London Metal Exchange, was $0.866.
Zinc Prices
     The high, low, average and closing official cash settlement zinc prices in United States dollars per pound for each of the three years ended December 31, 2006, as quoted on the London Metal Exchange, were as follows:

	Year ended December 31
	2006	2005	2004
High	$2.088	$0.862	$0.569
Low	0.868	0.524	0.428
Average	1.480	0.626	0.475
Closing	1.946	0.862	0.569
     On March 26, 2007, the closing official cash settlement zinc price in United States dollars per pound, as quoted on the London Metal Exchange, was $1.464.

CORPORATE STRUCTURE
     Goldcorp Inc. (“Goldcorp” or the “Corporation”) is a corporation governed by the Business Corporations Act (Ontario). Effective December 1, 2006, the Corporation amalgamated with Glamis Gold Ltd. (“Glamis”).
     The Corporation’s head office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 and its registered office is located at Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.
     The following chart illustrates the Corporation’s principal subsidiaries (collectively, the “Subsidiaries”), together with the governing law of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Corporation, as well as the Corporation’s principal mineral properties. As used in this annual information form, except as otherwise required by the context, reference to “Goldcorp” or the “Corporation” means, collectively, Goldcorp Inc. and the Subsidiaries.

GOLDCORP PRINCIPAL SUBSIDIARIES AND PRINCIPAL MINERAL PROPERTIES

Goldcorp Inc. (Ontario)
100%
Western Silver Corporation (British Columbia)
100%
Western Copper International Ltd. (British Virgin Islands)
100%
WCI (Peñasquito) Limited (British Virgin Islands)
100%
Minera Peñasquito S.A. de C.V. (Mexico)
Peñasquito Project in Mexico
Red Lake Complex in Canada
100%
Luismin, S.A. de C.V. (Mexico)
100%
Desarrollos Mineros San Luis, S.A. de C.V. (Mexico)
San Dimas Mine, Nukay Mine and Los Filos Project in Mexico
100%
Glamis Holdings (Cayman) Ltd. (Cayman Islands)
100%
Glamis MEG Holdings Ltd. (Cayman Islands)
100%
Montana Exploradora de Guatemala S.A. (Guatemala)
Marlin Mine in Guatemala
100%
Goldcorp Asia Pacific Pty Limited (Australia)
100%
Peak Gold Mines Pty Ltd. (Australia)
Peak Mine in Australia (pending sale)
100%
Goldcorp (Cayman Islands) Ltd. (Cayman Islands)
50%
100%
Goldcorp Cayman Pampas Ltd. (Cayman Islands)
50%
Cayman Pampas Ltd. (Cayman Islands)
50%
Musto Explorations (Bermuda) Ltd. (Bermuda)
50%
Minera Alumbrera Ltd. (Antigua)
Alumbrera Mine in Argentina
100%
Mineração Pedra Branca do Amapari Ltda. (Brazil)
Amapari Mine in Brazil (pending sale)
100%
Goldcorp Canada Ltd. (Canada)
Campbell Complex in Canada
100%
Goldcorp Barbados Inc. (Barbados)
100%
Goldcorp Aureus Inc. (Barbados)
40%
Dominicana Holdings Inc. (Barbados)
100%
Pueblo Viejo Dominicana Corporation (Barbados)
Pueblo Viejo Project in the Dominican Republic
100%
Goldcorp Trading (Barbados) Limited (Barbados)
49%
Silver Wheaton Corp. (Ontario)
100%
Silver Wheaton (Caymans) Ltd. (Cayman Islands)

GENERAL DEVELOPMENT OF THE BUSINESS
     Goldcorp is engaged in the acquisition, exploration, development and operation of precious metal properties. The principal products and sources of cash flow for Goldcorp are derived from the sale of gold, silver and copper. Goldcorp’s principal mineral properties are as follows:
•	a 100% interest in the Red Lake gold mine comprised of the Red Lake Complex and the Campbell Complex (the “Red Lake Gold Mines”) in Canada, one of the highest-grade gold deposits in the world;

•	a 100% interest in the Peñasquito gold project (the “Peñasquito Project”) in Mexico;

•	a 37.5% interest in the Bajo de la Alumbrera gold-copper mine (the “Alumbrera Mine”) in Argentina;

•	a 100% interest in each of the San Dimas gold-silver mine (the “San Dimas Mine”) and the Nukay gold-silver mine (the “Nukay Mine”) in Mexico (the San Dimas Mine and the Nukay Mine herein referred to collectively as the “Luismin Mines”);

•	a 100% interest in the Los Filos gold project (the “Los Filos Project”) in Mexico;

•	a 100% interest in the Marlin gold-silver mine (the “Marlin Mine”) in Guatemala; and

•	a 40% interest in the Pueblo Viejo gold development stage project (the “Pueblo Viejo Project”) in the Dominican Republic.
     Goldcorp also has interests in the following mineral properties:
•	a 100% interest in the El Sauzal gold mine (the “El Sauzal Mine”) in Mexico;

•	a 51% interest in the Porcupine gold mine (the “Porcupine Mine”) in Canada;

•	a 68% interest in the Musselwhite gold mine (the “Musselwhite Mine”) in Canada;

•	a 100% interest in the Peak gold mine (the “Peak Mine”) in Australia;

•	a 66 2/3% interest in the Marigold gold mine (the “Marigold Mine”) in the United States;

•	a 100% interest in the Amapari gold mine (the “Amapari Mine”) in Brazil;

•	a 50% interest in the La Coipa gold-silver mine (the “La Coipa Mine”) in Chile;

•	a 100% interest in the San Martin gold mine (the “San Martin Mine”) in Honduras;

•	a 100% interest in the Wharf gold mine (the “Wharf Mine”) in the United States;

•	a 100% interest in the Éléonore gold project (the “Éléonore Project”) in Québec;

•	a 100% interest in the Cerro Blanco gold project (the “Cerro Blanco Project”) in Guatemala;

•	a 21.2% interest in the El Limón gold exploration project (the “El Limón Project”) in Mexico;

•	a 40% interest in the South Arturo gold exploration project (the “South Arturo Project”) in the United States;

•	a 100% interest in the Imperial gold exploration project (the “Imperial Project”) in the United States; and

•	a 35% interest in the San Nicolas zinc-copper exploration project (the “San Nicolas Project”) in Mexico.
     Goldcorp also owns approximately 49% of Silver Wheaton Corp. (“Silver Wheaton”), a mining company with 100% of its revenue from silver production which is listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) under the symbol “SLW”.
Sale of Peak and Amapari Mines
     On February 19, 2007, Goldcorp announced that it has signed a letter of intent to sell the Peak Mine and the Amapari Mine to GPJ Ventures Ltd. (“GPJ”), a TSX Venture Exchange-listed company, which will change its name to Peak Gold Ltd. (“Peak Gold”) in connection with the transaction. Under the terms of the agreement, Goldcorp will receive from Peak Gold $200 million in cash and $100 million payable through the issuance of Peak Gold common shares. Upon completion of the sale, Goldcorp will own approximately 22% of Peak Gold.
     In connection with the transaction, Julio Carvalho, Goldcorp’s Executive Vice President, Central and South America, will become President and Chief Executive Officer of Peak Gold, Jim Simpson, General Manager of the Peak Mine, will become the Chief Operating Officer of Peak Gold and the initial Peak Gold board of directors will be comprised of Ian Telfer, Frank Giustra, Gordon Keep and Julio Carvalho. Completion of the transaction is subject to a number of conditions, including the execution of definitive agreements, requisite regulatory approvals, completion by GPJ of a C$326.25 million equity financing and approval by disinterested shareholders of GPJ.
Sale of San Martin Mine, Mexico
     On January 31, 2007, Goldcorp completed the sale of the San Martin mine in Mexico to Starcore International Ventures Ltd. (“Starcore”) for $24,000,000 and 4,729,000 common shares in the capital of Starcore.
Glamis Acquisition
     On November 4, 2006, Goldcorp completed its acquisition of Glamis (the “Glamis Acquisition”). In connection with the Glamis Acquisition, each Glamis share was exchanged for 1.69 Goldcorp shares and $0.0001 in cash, resulting in former Glamis shareholders holding approximately 40% of the total issued and outstanding common shares (the “Common Shares”) of Goldcorp and Goldcorp shareholders holding approximately 60% of the total issued and outstanding common shares of Goldcorp. The assets acquired by Goldcorp included a 100% interest in the Peñasquito Project, a 100% interest in the Marlin Mine, a 66 2/3% interest in the Marigold Mine, a 100% interest in the El Sauzal Mine and a 100% interest in the San Martin Mine. Effective November 15, 2006, in connection with the Glamis Acquisition, Ian Telfer, former President and Chief Executive Officer of Goldcorp, was appointed Chairman of Goldcorp, C. Kevin McArthur, former President and Chief Executive Officer of Glamis, was appointed a director, President and Chief Executive Officer of Goldcorp, Charles Jeannes, former Executive Vice President, Administration, General Counsel and Secretary of Glamis, was appointed Executive Vice President, Corporate Development of Goldcorp, and Douglas Holtby, former Chairman of Goldcorp, was appointed Vice Chairman and Lead Director of Goldcorp. Also effective November 15, 2006, the board of directors of Goldcorp was reconstituted with six members from the board of directors of Goldcorp (Ian Telfer, Douglas Holtby, John Bell, Lawrence Bell, Beverley Briscoe and Peter Dey) and four members from the board of directors of Glamis (C. Kevin McArthur, P. Randy Reifel, A. Dan Rovig and Kenneth F. Williamson). The Corporation filed a business acquisition report dated January 17, 2007 relating to the Glamis Acquisition and a copy of such report is available under the Corporation’s profile at www.sedar.com.
Warrant Transaction
     In June 2006, Goldcorp received proceeds of more than $450 million upon the early exercise of five series of listed common share purchase warrants. These proceeds were subsequently used to repay credit facilities drawn down to fund the acquisition of Placer Dome (CLA) Limited (“Placer CLA”).

Placer CLA Acquisition
     On May 12, 2006, Goldcorp acquired all of the issued and outstanding shares of Placer CLA from Barrick Gold Corporation (“Barrick”) for a purchase price of approximately $1.6 billion (the “Placer CLA Acquisition”). The assets acquired by Goldcorp included a 100% interest in the Campbell Complex, a 50% interest in the La Coipa Mine, a 40% interest in the Pueblo Viejo Project, a 51% interest in the Porcupine Mine and a 68% interest in the Musselwhite Mine. Goldcorp used a portion of its then current cash balances and existing credit facilities to fund the Placer CLA Acquisition. The Corporation filed a business acquisition report dated July 26, 2006 relating to the Placer CLA Acquisition and a copy of such report is available under the Corporation’s profile at www.sedar.com.
Acquisition of Virginia Gold Mines Inc.
     On March 31, 2006, Goldcorp completed the acquisition of Virginia Gold Mines Inc. and retained the Eléonore project in the James Bay region of Québec, pursuant to a plan of arrangement. Goldcorp is continuing aggressive exploration and development on the Éléonore property, with resource and scoping studies being initiated throughout 2006.
Wheaton Merger
     On April 15, 2005, Goldcorp completed its merger (the “Wheaton Merger”) with Wheaton River Minerals Ltd. (“Wheaton”). The Corporation filed a business acquisition report dated April 5, 2005 relating to the Wheaton Merger and a copy of such report is available under the Corporation’s profile at www.sedar.com.
Silver Wheaton Investment
     On October 15, 2004, Wheaton (now Goldcorp) entered into a silver purchase agreement (the “Silver Purchase Agreement”) with Chap Mercantile Inc. (since renamed Silver Wheaton), Luismin, S.A. de C.V. (“Luismin”), Silver Wheaton (Caymans) Ltd. (“Silver Wheaton Caymans”), a wholly-owned subsidiary of Silver Wheaton, and Goldcorp Trading (Barbados) Limited (formerly Wheaton Trading (Caymans) Ltd.) (“Goldcorp Trading”), a wholly-owned subsidiary of Goldcorp, pursuant to which Silver Wheaton agreed to purchase 100% of the silver produced by Luismin from its Mexican mining operations for an upfront payment of C$46 million in cash and 108 million common shares of Silver Wheaton, plus a payment equal to the lesser of (a) $3.90 per ounce of delivered refined silver (subject to an inflationary price adjustment after October 15, 2007); and (b) the then prevailing market price per ounce of silver (the “Silver Wheaton Transaction”).
     Goldcorp Trading has agreed to sell to Silver Wheaton Caymans a minimum of 120 million ounces of silver (the “Luismin Minimum Amount”) within a period of 25 years following the closing of the Silver Wheaton Transaction (the “Luismin Guarantee Period”). If at the end of the Luismin Guarantee Period, the total number of ounces of silver sold by Goldcorp Trading to Silver Wheaton Caymans is less than the Luismin Minimum Amount, Goldcorp Trading will be required to pay a penalty to Silver Wheaton Caymans equal to the Luismin Minimum Amount less the number of ounces of silver actually sold during the Luismin Guarantee Period, multiplied by $0.50. Further, Silver Wheaton was obligated to pay 50% of any capital expenditures made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the agreement.
     On March 30, 2006, Goldcorp and Silver Wheaton amended the Silver Purchase Agreement, increasing the minimum number of ounces of silver to be delivered over the 25 year contract period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares, representing approximately 9.8% of the then outstanding shares of Silver Wheaton, and a $20 million one year non-interest bearing promissory note, due March 31, 2007.
     Goldcorp has a pre-emptive right until October 15, 2007, whereby so long as Goldcorp owns, directly or indirectly, at least 20% of the outstanding Silver Wheaton common shares, it has the right to maintain its pro-rata interest in Silver Wheaton should Silver Wheaton issue or sell any common shares or securities convertible into or exercisable or exchangeable for common shares pursuant to an equity financing or an acquisition, merger, corporate reorganization or similar transaction for the fair market value of the equity securities issued pursuant to the financing or other transaction.
     Silver Wheaton has an option to purchase a 49% interest in production, development or exploration properties acquired by Goldcorp in Mexico until October 15, 2007. In connection with the Glamis Acquisition, Silver Wheaton waived its right to acquire an interest in any of Glamis’ Mexican projects and Goldcorp agreed to negotiate exclusively with Silver Wheaton, until May 3, 2007, for the potential purchase by Silver Wheaton of a portion of the future production of silver to be mined, produced or otherwise recovered from the Peñasquito Project. If Silver Wheaton and Goldcorp are not successful in entering into a silver purchase agreement on the Peñasquito Project during such time, Silver Wheaton will retain a right of first refusal on any future silver purchase agreements based on the Peñasquito Project, for so long as Goldcorp maintains at least a 20% interest in Silver Wheaton.
     In connection with the Silver Wheaton Transaction, Wheaton (now Goldcorp) entered into an administration and management services agreement (the “Silver Wheaton Services Agreement”) with Silver Wheaton whereby Silver Wheaton has agreed to pay a monthly fee to Wheaton (now Goldcorp) for use of a portion of its office facilities and the services of its personnel. In connection with the Wheaton Merger (see “Wheaton Merger” above), Goldcorp has assumed Wheaton’s responsibilities under the Silver Wheaton Services Agreement.
     On December 7, 2006, Goldcorp sold 18 million common shares of Silver Wheaton pursuant to a public offering for proceeds to Goldcorp of approximately C$217.9 million. The Corporation currently owns approximately 49% of Silver Wheaton.
DESCRIPTION OF THE BUSINESS
     Goldcorp is engaged in the acquisition, exploration, development and operation of precious metal properties. The Corporation continues to investigate and negotiate the acquisition of additional precious metal mining properties or interests in such properties. There is no assurance that any such investigations or negotiations will result in the completion of an acquisition.
Principal Products
     The Corporation’s principal product is gold. As a result of the Wheaton Merger, in addition to gold, the Corporation also produces silver and copper. As a result of the Glamis Acquisition, the Corporation is expected to be a future producer of lead and zinc from the Peñasquito Project. There is a worldwide gold, silver, copper, lead and zinc market into which the Corporation can sell and, as a result, the Corporation will not be dependent on a particular purchaser with regard to the sale of the gold, silver, copper, lead and zinc which it produces.
Competitive Conditions
     The precious metal mineral exploration and mining business is a competitive business. The Corporation competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of the Corporation to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.
Operations
Raw Materials
     The Corporation has (i) gold mineral reserves at the Red Lake Gold Mines, the Nukay Mine, the El Sauzal Mine, the Porcupine Mine, the Musselwhite Mine, the Marigold Mine, the Amapari Mine, the San Martin Mine and the Wharf Mine; (ii) gold and silver mineral reserves at the San Dimas Mine, the Los Filos Project, the Marlin Mine and the La Coipa Mine; (iii) gold and copper mineral reserves at the Alumbrera Mine; (iv) gold, silver, copper and zinc mineral reserves at the Pueblo Viejo Project; (v) gold, silver, copper, lead and zinc mineral reserves at the Peak Mine; and (vi) gold, silver, lead and zinc mineral reserves at the Peñasquito Project.

Environmental Protection Requirements
     The Corporation’s mining, exploration and development activities are subject to various levels of federal, provincial and state laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties. See disclosure regarding environmental matters under the respective descriptions of the Corporation’s mineral projects herein for further details.
Employees
     As at December 31, 2006, the Corporation had the following employees and contractors:

Location	Full-Time Salaried	Hourly (Non-Union)	Hourly (Union)	Contractors
Vancouver Office	39	0	0	1
Toronto Office	11	0	0	0
Reno Office	30	0	0	0
Sydney Office	3	0	0	1
Rio de Janeiro Office	19	0	0	0
Red Lake Gold Mines	296	219	0	723	(1)
Peñasquito Project	152	0	0	123
Luismin Mines (2)	297	0	655	2,326
Marlin Mine	869	0	0	252
El Sauzal Mine	285	0	0	0
Porcupine Mine	169	190	227	185
Musselwhite Mine	363	0	0	118
Peak Mine	218	0	0	41
Marigold Mine	26	165	0	0
Amapari Mine	473	0	0	398
San Martin Mine	229	0	0	0
Wharf Mine	22	98	0	0
Éléonore Project	8	27	0	51

	3,509	699	882	4,218

(1)	Goldcorp has contracted the underground portion of the Red Lake Gold Mines to Dynatec Corporation (“Dynatec”) of Richmond Hill, Ontario. Under the terms of the agreement, expiring on December 31, 2007, Dynatec provides all mining services.

(2)	Includes the Los Filos Project and the Nukay Mine.
Foreign Operations Risks
     The Corporation currently owns 37.5% of the Alumbrera Mine in Argentina, the Peñasquito Project, the Luismin Mines, the El Sauzal Mine, the Los Filos Project and 21.2% of the El Limón Project in Mexico, the Amapari Mine in Brazil, the Peak Mine in Australia, the La Coipa Mine in Chile, the Marlin Mine in Guatemala, the San Martin Mine in Honduras and the Pueblo Viejo Project in the Dominican Republic. Any changes in regulations or shifts in political attitudes in such foreign countries are beyond the control of the Corporation and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See “Description of the Business — Risk Factors — Foreign Operations” and “Description of the Business — Risk Factors — Foreign Subsidiaries”.
Environmental Policy
     Goldcorp has implemented an environmental policy which states that the Corporation and its subsidiaries are committed to the protection of life, health and the environment for present and future generations. Resources will be focused to achieve shareholder profitability in all operations without neglecting Goldcorp’s commitment to sustainable development. The needs and culture of the local communities will be respected. All employees are responsible for incorporating into their planning and work the actions necessary to fulfill this commitment.

          To meet these responsibilities, Goldcorp and its subsidiaries will provide its employees with the necessary resources to:
•	Design, construct, operate and close the Corporation’s facilities to comply with applicable local regulations and laws and to meet international guidelines.

•	Promote employee commitment and accountability to this policy and enhance their capabilities in its implementation through the use of integrated management systems.

•	Promote the development and implementation of effective, realistic systems to minimize risks to health, safety and the environment.

•	Be proactive in community development programs so the communities are not reliant on the mines for their future.

•	Communicate openly with employees, local stakeholders and governments on the Corporation’s plans, programs and performance.

•	Work cooperatively with government agencies, local communities, educational institutions and suppliers to achieve safe handling, use and disposal of all of the Corporation’s materials, resources and products.

•	Use the best technologies to continuously improve the safe, efficient use of resources, processes and materials.
Risk Factors
          The operations of the Corporation are speculative due to the high-risk nature of its business which is the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Corporation’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.
Exploration, Development and Operating Risk
          Although Goldcorp’s activities are primarily directed towards mining operations and the development of mineral deposits, its activities also include the exploration for and development of mineral deposits.
          Mining operations generally involve a high degree of risk. Goldcorp’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, silver, copper, lead and zinc including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.
          The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Goldcorp or any of its joint venture partners will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade, metallurgy and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Goldcorp not receiving an adequate return on invested capital.
     There is no certainty that the expenditures made by Goldcorp towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.
Environmental Risks and Hazards
     All phases of Goldcorp’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Goldcorp’s operations. Environmental hazards may exist on the properties on which Goldcorp holds interests which are unknown to Goldcorp at present and which have been caused by previous or existing owners or operators of the properties.
     Government approvals and permits are currently, and may in the future be, required in connection with Goldcorp’s operations. To the extent such approvals are required and not obtained, Goldcorp may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.
     Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
     Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Goldcorp and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.
     Production at certain of Goldcorp’s mines involves the use of sodium cyanide which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system then Goldcorp may become subject to liability for clean up work that may not be insured. While all steps will be taken to prevent discharges of pollutants into the ground water and the environment, Goldcorp may become subject to liability for hazards that it may not be insured against.
Environmental Risks at the Alumbrera Mine
     Despite design considerations at the Alumbrera Mine, a seepage plume, characterized by elevated concentrations of calcium and sulphate, has developed in the natural groundwater downstream of the tailings facility, currently within the Minera Alumbrera Limited (“MAL”) concession. A series of pump back wells have been established to capture the seepage. It will be necessary to augment the pump back wells over the life of the mine in order to contain the plume within the concession and to provide for monitoring wells for the Vis Vis River. Based on the latest ground water model, the pump back system will need to be operated for several years after mine closure.
     The concentrate pipeline at the Alumbrera Mine crosses areas of mountainous terrain, significant rivers, high rainfall and active agriculture. Although various control structures and monitoring programs have been implemented, any rupture of the pipeline poses an environmental risk from spillage of concentrate.

     Goldcorp did not obtain any indemnities from the vendors of its 37.5% interest in the Alumbrera Mine against any potential environmental liabilities that may arise from operations, including, but not limited to, potential liabilities that may arise from the seepage plume or a rupture of the pipeline.
Environmental Risks at the Red Lake Gold Mines
     A seepage plume from the tailings storage facility at the Campbell Complex was identified in the mid 1990s. Leakage of tailings impoundment water could cause environmental damage. Goldcorp conducts ongoing monitoring of the groundwater downgradient of the tailings facility and reports the results to the Ontario Ministry of the Environment (the “MOE”). In addition, a leachate contingency program has been implemented, as submitted to the MOE in 2005. No additional remediation has been required by the MOE at this time and the Corporation is following the conditions outlined in the contingency program.
     Other risks include the management of arsenic trioxide and Balmer Lake. Arsenic trioxide stored underground at Campbell could leach into groundwater when dewatering of the mine is no longer required at closure. The current mine life at the Red Lake Gold Mines is 13 years; however financial assurance has been set aside for up to 100 years post closure to maintain water levels below arsenic trioxide storage facilities. Currently a pilot scale arsenic trioxide recovery project is in progress to remove the arsenic from the underground workings prior to closure.
     Balmer Lake was used historically as a tertiary polishing pond by both Red Lake and Campbell complexes since the 1940s. In September 1999, the MOE issued a Control Order to the Red Lake and Campbell mines to conduct technical investigations to obtain an improved understanding of then recent elevated arsenic concentrations in Balmer Lake. These studies have been ongoing to understand the current ecosystem in the lake and to develop a long-term management plan for the watershed.
     Should remediation associated with the above liabilities be required, and should Goldcorp be unable to fund fully the cost of remediating an environmental problem, Goldcorp may be required to suspend operations or enter into interim compliance measures pending completion of required remediation, which could have a material adverse effect on Goldcorp.
Luismin Tailings Management Risks
     Although the design and operation of tailings containment sites in the San Dimas district complies with existing permits and legal requirements in Mexico, existing tailings containment sites do not comply with international guidelines. Tailings containment sites which existed at the time of acquisition were not subjected to comprehensive geotechnical investigation before construction, normal safety factors in dam design, seepage monitoring or control, nor controls on public or wildlife access to cyanide solution ponds or pumping installations. These are being addressed by Luismin and investments are currently being made to upgrade the containment structures and tailings operations to bring them in line with accepted practices. Enforcement of regulatory requirements in Mexico is becoming more stringent and can be expected to become more aligned with international guidelines in the future. See “Description of the Business – Luismin Mines, Mexico – Environmental”.
     Goldcorp will be required to make further expenditures to maintain compliance with applicable environmental regulations. Goldcorp may incur environmental liability for mining activities conducted both prior to and during its ownership of the Luismin operations. To the extent that Goldcorp is subject to uninsured environmental liabilities, the payment for such liabilities would reduce funds otherwise available and could have a material adverse effect on Goldcorp. Should Goldcorp be unable to fund fully the cost of remedying an environmental problem, Goldcorp may be required to suspend operations or enter into interim compliance measures pending completion of required remediation, which could have a material adverse effect on Goldcorp.
     Goldcorp did not obtain any indemnities from the vendors of Luismin against any potential environmental liabilities, including, but not limited to, those that may arise from possible failure of the San Antonio tailings dam.

Peñasquito Development and Marketing Risk
     The Peñasquito Project is currently at the construction stage of its development. Construction and development of the project is subject to numerous risks, including, but not limited to, delays in obtaining equipment, material and services essential to completing construction of the project in a timely manner; changes in environmental or other government regulations; currency exchange rates; labour shortages; and fluctuation in metal prices. There can be no assurance that the construction will continue in accordance with current expectations or at all.
     Concentrates containing combinations of gold, silver, lead and zinc will be produced in large quantities at Peñasquito and loaded onto highway road vehicles and/or rail cars for transport to in-country smelters or to sea ports for export to foreign smelters in markets such as Asia, Europe and North America. This type of process incurs a high level of environmental and financial risk. Goldcorp could be subject to potential significant increases in road and maritime transportation charges and refinery charges. Transportation of such concentrate is also subject to numerous risks including, but not limited to, delays in delivery of shipments, road blocks, terrorism, weather conditions and environmental liabilities in the event of an accident or leak. Goldcorp could be subject to limited smelter availability and capacity and could also face the risk of a potential interruption of business from a third party beyond its control, which in both cases could have a material adverse affect on Goldcorp operations and revenues. There is no assurance that smelting, refining or transportation contracts for the Peñasquito products will be entered into on acceptable terms or at all.
Environmental Risks at Marigold Mine and the South Arturo Project
     The old milling operations at Goldcorp’s Marigold Mine and South Arturo Project (acquired in connection with the Glamis Acquisition) have tailing impoundments that have known leakage as detected by monitoring wells. Leakage of heap leaching solutions could cause environmental damage. Goldcorp does not believe that groundwater resources have been affected and Goldcorp has successfully completed remediation measures to halt the leakage as approved by the Nevada Department of Environmental Protection. However, should Goldcorp be unable to fund fully the cost of remedying an environmental problem, Goldcorp may be required to suspend operations or enter into interim compliance measures pending completion of required remediation, which could have a material adverse effect on Goldcorp.
Permitting
     Goldcorp’s operations in Argentina, Australia, Brazil, Canada, Chile, the Dominican Republic, Guatemala, Honduras, Mexico and the United States are subject to receiving and maintaining permits from appropriate governmental authorities. Although Goldcorp’s mining operations currently have all required permits for their operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of its properties, Goldcorp must receive permits from appropriate governmental authorities. There can be no assurance that Goldcorp will continue to hold all permits necessary to develop or continue operating at any particular property.
Infrastructure
     Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Goldcorp’s operations, financial condition and results of operations.
Business Interruption Risks at the Alumbrera Mine
     The failure or rupture of the pipeline, depending on the location of such occurrence, could result in significant interruption of operations of MAL and could adversely affect Goldcorp’s financial condition and results of operations.

     The Alumbrera Mine is located in a remote area of Argentina. On average, more than 2,000 people are transported by road and more than 1,200 people are transported by air, to and from the mine site every month. A serious accident involving a bus or plane could result in multiple fatalities. The disruption of these services could also result in significant disruption to the operations of MAL and have an adverse effect on the financial condition and operations of Goldcorp.
Uncertainty in the Estimation of Ore/Mineral Reserves and Mineral Resources
     The figures for Ore/Mineral Reserves and Mineral Resources contained in this annual information form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Ore/Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Ore/Mineral Reserves and Mineral Resources, including many factors beyond Goldcorp’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Ore/Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold, silver or copper recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.
     Fluctuation in gold, silver, copper, zinc or lead prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Ore/Mineral Reserves and Mineral Resources, or of Goldcorp’s ability to extract these Ore/Mineral Reserves, could have a material adverse effect on Goldcorp’s results of operations and financial condition.
Uncertainty Relating to Inferred Mineral Resources
     Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability. Goldcorp’s Luismin Mines’ life of mine plans run from 10 to 20 years which include approximately 68% of production based on inferred mineral resources. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.
Need for Additional Ore/Mineral Reserves
     Because mines have limited lives based on proven and probable ore/mineral reserves, Goldcorp must continually replace and expand its ore/mineral reserves as its mines produce gold, silver and copper. The life-of-mine estimates included in this annual information form for each of Goldcorp’s operating mines may not be correct. Goldcorp’s ability to maintain or increase its annual production of gold, silver and copper will be dependent in significant part on its ability to bring new mines into production and to expand ore/mineral reserves at existing mines.

     Goldcorp’s operating mineral properties have the following estimated mine lives:

Property	Estimated Mine Life
Red Lake Gold Mines	13 years
Alumbrera Mine	10 years
San Dimas Mine	20 years
Nukay Mine	10 years
Marlin Mine	9 years
El Sauzal Mine	4 years
Porcupine Mine	14 years
Musselwhite Mine	7 years
Peak Mine	8 years
Marigold Mine	11 years
Amapari Mine	5 years
La Coipa Mine	4 years
San Martin Mine	1 year
Wharf Mine	2 years
Commodity Prices
     The price of the Common Shares, Goldcorp’s financial results and exploration, development and mining activities have previously been, or may in the future be, significantly adversely affected by declines in the price of gold, silver, copper, lead and zinc. Gold, silver, copper, lead and zinc prices fluctuate widely and are affected by numerous factors beyond Goldcorp’s control such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing countries throughout the world. The price of gold, silver, copper, lead and zinc has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from Goldcorp’s properties to be impracticable. Depending on the price of gold, silver, copper, lead and zinc, cash flow from mining operations may not be sufficient and Goldcorp could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from Goldcorp’s mining properties is dependent on gold, silver, copper, lead and zinc prices that are adequate to make these properties economic.
     Furthermore, reserve calculations and life-of-mine plans using significantly lower gold, silver, copper, lead and zinc prices could result in material write-downs of Goldcorp’s investment in mining properties and increased amortization, reclamation and closure charges.
     In addition to adversely affecting Goldcorp’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.
     Copper concentrate from the Alumbrera Mine is shipped to smelters in Europe, India, the Far East, Canada and Brazil. Lead and zinc concentrates will also be shipped from the Peñasquito Project. Transportation costs of metal concentrates could increase substantially due to an increase in the price of oil or a shortage in the number of vessels available to ship concentrate to smelters.
Commodity Hedging
     Currently Goldcorp’s policy is to not hedge future gold sales, however, this policy may change in the future. Goldcorp has entered into copper hedging instruments to manage exposure to fluctuations in copper prices.

     There is no assurance that a commodity-hedging program designed to reduce the risk associated with fluctuations in metal prices will be successful. Hedging may not protect adequately against declines in the price of the hedged metal. Although hedging may protect Goldcorp from a decline in the price of the metal being hedged, it may also prevent Goldcorp from benefiting fully from price increases.
Exchange Rate Fluctuations
     Exchange rate fluctuations may affect the costs that Goldcorp incurs in its operations. Gold, silver, copper, lead and zinc is sold in United States dollars and Goldcorp’s costs are incurred principally in Canadian dollars, Mexican pesos, Argentine pesos, Brazilian reals and Australian dollars. The appreciation of non-United States dollar currencies against the United States dollar can increase the cost of gold, silver, copper, lead and zinc production in United States dollar terms. Goldcorp has a policy to transact currency hedging to reduce the risk associated with currency fluctuations, however, Goldcorp has not entered into such types of transactions. There is no assurance that its hedging strategies will be successful. Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on Goldcorp.
Land Title
     Although the title to the properties owned and proposed to be acquired by Goldcorp were reviewed by or on behalf of Goldcorp, no formal title opinions were delivered to Goldcorp and, consequently, no assurances can be given that there are no title defects affecting such properties. Title insurance generally is not available, and Goldcorp’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Goldcorp has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, Goldcorp’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, Goldcorp may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.
     Portions of Goldcorp’s mineral reserves come from unpatented mining claims in the United States. There is a risk that any of Goldcorp’s unpatented mining claims could be determined to be invalid, in which case Goldcorp could lose the right to mine mineral reserves contained within those mining claims. Unpatented mining claims are created and maintained in accordance with the General Mining Law of 1872. Unpatented mining claims are unique to United States property interests, and are generally considered to be subject to greater title risk than other real property interests due to the validity of unpatented mining claims often being uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law of 1872. Unpatented mining claims are always subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law.
     In recent years, the United States Congress has considered a number of proposed amendments to the General Mining Law of 1872. If adopted, such legislation, among other things, could impose royalties on gold production from unpatented mining claims located on United States federal lands, result in the denial of permits to mine after the expenditure of significant funds for exploration and development, reduce estimates of mineral reserves and reduce the amount of future exploration and development activity on United States federal lands, all of which could have a material and adverse affect on Goldcorp’s cash flow, results of operations and financial condition.
Competition
     The mining industry is competitive in all of its phases. Goldcorp faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than Goldcorp. As a result of this competition, Goldcorp may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Goldcorp’s revenues, operations and financial condition could be materially adversely affected.

Additional Capital
     The mining, processing, development and exploration of Goldcorp’s properties, may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of Goldcorp’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to Goldcorp. Low gold prices during the five years prior to 2002 adversely affected Goldcorp’s ability to obtain financing, and low gold, silver, copper, lead and zinc prices could have similar effects in the future.
Government Regulation
     The mining, processing, development and mineral exploration activities of Goldcorp are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although Goldcorp’s mining and processing operations and exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on Goldcorp.
Foreign Operations
     The majority of Goldcorp’s foreign operations are currently conducted in Argentina, Australia, Brazil, Chile, the Dominican Republic, Guatemala, Honduras, Mexico and the United States, and as such Goldcorp’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
     Changes, if any, in mining or investment policies or shifts in political attitude in Argentina, Australia, Brazil, Chile, the Dominican Republic, Guatemala, Honduras, Mexico and the United States may adversely affect Goldcorp’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.
     Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.
     The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on Goldcorp’s operations or profitability.
Labour and Employment Matters
     While Goldcorp has good relations with both its unionized and non-unionized employees, production at the Luismin mining operations and at the Alumbrera and Peak mines is dependant upon the efforts of Goldcorp’s and MAL’s employees. In addition, relations between Goldcorp and its employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities in whose jurisdictions Goldcorp carries on business. Adverse changes in such legislation or in the relationship between Goldcorp or MAL with its employees may have a material adverse effect on Goldcorp’s business, results of operations and financial condition.
Dependence on Dynatec
     Goldcorp has outsourced a portion of its needs for underground mining personnel at the Red Lake Complex under a contract with Dynatec which expires on December 31, 2007. During development of the mine in 1999 and 2000, Dynatec was the underground development and construction contractor and, since completion, has continued as the underground mining services contractor. Under the contract, Dynatec will receive incentive payments for achieving specified levels of tonnage production. Goldcorp relies exclusively on Dynatec to bring ore at the Red Lake Gold Mines to the surface for processing. Any interruption in, or problems with, the mining services provided by Dynatec could lead to a partial disruption of mining operations at the Red Lake Gold Mines and adversely affect Goldcorp’s gold production.
Economic and Political Instability in Argentina
     The Alumbrera Mine is located in Argentina. There are risks relating to an uncertain or unpredictable political and economic environment in Argentina.
     In response to the political and economic instability in Argentina, in January 2002, the government announced the abandonment of the one to one peg of the Argentina peso to the U.S. dollar. During the economic crisis, Argentina defaulted on foreign debt repayments and, from November 2002 to January 2003, Argentina defaulted on the repayment on a number of official loans to multinational organizations. In January 2003, the International Monetary Fund agreed to reschedule certain debt owed by Argentina and approved a short term credit line to repay debts to multinational organizations that could not be postponed.
     There is the risk of political violence and increased social tension in Argentina as a result of the economic performance and Argentina has experienced an increase in civil unrest, crime and labour unrest. In addition, the government has also renegotiated or defaulted on contractual arrangements. Roadblocks (piqueterou) by members of the local communities, unemployed people and unions can occur on most national and provincial routes without notice. There have been some minor disruptions to access routes near the mine site which did not affect the supply of goods to the mine. Although there has not been any recurrence of disruptions in the past year, there is no assurance that disruptions will not occur in the future which will affect the supply of goods.
     Certain events could have significant political ramifications to MAL in Argentina. In particular, serious environmental incidents such as contamination of groundwater and surface water downstream of the tailings dam due to uncontrolled migration of the sulphate plume or other events, may occur which would constitute a major breach of Environmental Impact Report (“EIR”) commitments.
     The Alumbrera mining prospects are owned by YMAD, a quasi-governmental mining company, pursuant to an Argentine mining law which granted YMAD such rights. YMAD has granted a mining lease to MAL pursuant to the UTE Agreement (see “Description of the Business — Alumbrera Mine, Argentina — Property Description and Location” for details regarding the UTE Agreement). Significant political changes in Argentina which impact foreign investment and mining in general, or YMAD or MAL’s rights to the Alumbrera mining prospects in particular, could adversely impact MAL’s ability to operate the Alumbrera Mine.
     Certain political and economic events such as: (i) the inability of MAL to obtain U.S. dollars in a lawful market of Argentina; (ii) acts or failures to act by a government authority in Argentina; and (iii) acts of political violence in Argentina, could have a material adverse effect on MAL’s ability to operate the Alumbrera Mine.
Foreign Subsidiaries
     Goldcorp is a holding company that conducts operations through foreign (Antiguan, Australian, Argentinian, Barbadian, Bermudian, Brazilian, Chilean, Cayman Island, Guatemalan, Honduran, Mexican and American) subsidiaries, joint ventures and divisions, and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Goldcorp’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Goldcorp’s valuation and stock price.
Insurance and Uninsured Risks
     Goldcorp’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Goldcorp’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.
     Although Goldcorp maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Goldcorp may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Goldcorp or to other companies in the mining industry on acceptable terms. Goldcorp might also become subject to liability for pollution or other hazards which may not be insured against or which Goldcorp may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Goldcorp to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.
Acquisition Strategy
     As part of Goldcorp’s business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, Goldcorp may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into Goldcorp. Goldcorp cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit Goldcorp’s business.
Joint Ventures
     Goldcorp holds an indirect 37.5% interest in the Alumbrera Mine, the other 12.5% and 50% interests being held indirectly by Northern Orion, and Xstrata, respectively. Goldcorp holds an indirect 51% interest in the Porcupine Mine, an indirect 68% interest in the Musselwhite Mine and an indirect 50% interest in the La Coipa Mine, the remaining interest in each of these mines being held by Kinross Gold Corporation. Goldcorp holds an indirect 40% interest in the Pueblo Viejo Project, an indirect 66 2/3% interest in the Marigold Mine and an indirect 40% interest in the South Arturo Project, the remaining interest in each of these properties being held by Barrick. Goldcorp’s interest in these properties is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Goldcorp’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Goldcorp’s future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters.
Market Price of the Corporation’s Securities
     The Common Shares and the common share purchase warrants of the Corporation (the “Warrants”) are listed on the TSX and the NYSE. Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of the Common Shares and the Warrants are also likely to be significantly affected by short-term changes in gold, silver or copper prices or in its financial condition or results of operations as reflected in its quarterly earnings reports.
     As a result of any of these factors, the market price of the Common Shares and the Warrants at any given point in time may not accurately reflect Goldcorp’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Goldcorp may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
Future Sales of Common Shares by Existing Shareholders
     Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair Goldcorp’s ability to raise capital through future sales of Common Shares. Goldcorp has previously completed private placements at prices per share which are lower than the current market price of the Common Shares. Accordingly, a significant number of shareholders of Goldcorp have an investment profit in the Common Shares that they may seek to liquidate. Substantially all of the Common Shares can be resold without material restriction either in the United States, in Canada or both.
Key Executives
     Goldcorp is dependent on the services of key executives, including its President and Chief Executive Officer and a small number of highly skilled and experienced executives and personnel. The loss of these persons or Goldcorp’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.
Conflicts of Interest
     Certain of the directors and officers of Goldcorp also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. In particular, Lawrence Bell and Douglas Holtby, directors of the Corporation, are also directors of Silver Wheaton. Any decision made by any of such directors and officers involving Goldcorp will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Goldcorp and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws.
Technical Information
CIM Standards Definitions
     The estimated mineral reserves and mineral resources for the Red Lake Gold Mines, the Peñasquito Project, the San Dimas Mine, the Nukay Mine, the Los Filos Project, the Marlin Mine, the Pueblo Viejo Project, the El Sauzal Mine, the Porcupine Mine, the Musselwhite Mine, the Marigold Mine, the La Coipa Mine, the San Martin Mine, the Wharf Mine, the Cerro Blanco Project, the El Limón Project, the South Arturo Project, the Imperial Project and the San Nicolas Project have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions Adopted by CIM Council on December 11, 2005 (the “CIM Standards”) which were adopted by the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The following definitions are reproduced from the CIM Standards:
     The term “Mineral Resource” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

     The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
     The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
     The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
     The term “Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.
     The term “Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
     The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
JORC Code Definitions
     The estimated ore reserves and mineral resources for the Alumbrera Mine, the Peak Mine and the Amapari Mine have been calculated in accordance with the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”), the Australian worldwide standards. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101. The following definitions are reproduced from the JORC Code:
     The term “Mineral Resource” means a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.
     The term “Inferred Mineral Resource” means that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

     The term “Indicated Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.
     The term “Measured Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.
     The term “Ore Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.
     The term “Probable Ore Reserve” means the economically mineable part of an Indicated, and in some circumstances Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.
     The term “Proved Ore Reserve” means the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.
     The foregoing definitions of Ore Reserves and Mineral Resources as set forth in the JORC Code have been reconciled to the definitions set forth in the CIM Standards. If the Ore Reserves and Mineral Resources for the Alumbrera Mine, the Peak Mine and the Amapari Project were estimated in accordance with the definitions in the CIM Standards, there would be no substantive difference in such Ore Reserves and Mineral Resources.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
     This section uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Average Total Cash Costs
     “Average total cash costs” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs. These costs are then divided by ounces sold to arrive at the total cash costs of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.
Summary of Ore Reserve/Mineral Reserve and Mineral Resource Estimates
Ore Reserve/Mineral Reserve Estimates
     The following table sets forth the estimated gold, silver and copper Ore Reserves/Mineral Reserves for the Red Lake Gold Mines, the Peñasquito Project, the Alumbrera Mine, the San Dimas Mine, the Nukay Mine, the Los Filos Project, the Marlin Mine, the Pueblo Viejo Project, the El Sauzal Mine, the Porcupine Mine, the Musselwhite Mine, the Peak Mine, the Marigold Mine, the Amapari Mine, the La Coipa Mine, the San Martin Mine and the Wharf Mine as of December 31, 2006, except for the Alumbrera Mine which is estimated as of June 30, 2006:

Proved/Proven and Probable Gold, Silver and Copper Ore/Mineral Reserves (1)(19)

			Grade			Contained Metal
Deposit	Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
		(millions)	(grams	(grams	(%)	(millions	(millions	(millions
			per tonne)	per tonne)		of ounces)	of ounces)	of pounds)
Red Lake Gold Mines (2)	Proven	1.16	41.48	—	—	1.55	—	—
	Probable	6.09	18.57	—	—	3.64	—	—

	Proven + Probable	7.25	22.24	—	—	5.19	—	—

Peñasquito Project (3)	Proven	267.92	0.60	35.4	—	5.18	305.3	—
Mill	Probable	209.01	0.60	30.2	—	4.01	203.0	—

	Proven + Probable	476.93	0.60	33.2	—	9.19	508.3	—

Peñasquito Project (3)	Proven	68.24	0.27	24.2	—	0.59	53.0	—
Heap Leach	Probable	18.81	0.33	22.4	—	0.20	13.5	—

	Proven + Probable	87.06	0.28	23.8	—	0.79	66.5	—

Alumbrera Mine (4)	Proved	134.85	0.48	—	0.45	2.10	—	1,343
(Goldcorp’s 37.5% interest)	Probable	8.63	0.43	—	0.42	0.12	—	80

	Proved + Probable	143.47	0.48	—	0.45	2.21	—	1,423

San Dimas Mine (5)	Proven	1.57	6.10	410.2	—	0.31	20.7	—
	Probable	2.75	5.53	375.6	—	0.49	33.2	—

	Proven + Probable	4.32	5.73	388.2	—	0.80	53.8	—

Nukay Mine (6)	Proven	1.18	7.00	—	—	0.27	—	—
	Probable	2.43	5.56	—	—	0.44	—	—

	Proven + Probable	3.62	6.03	—	—	0.70	—	—

Los Filos Project (7)	Proven	25.16	0.88	2.8	—	0.71	2.3	—
(with Bermejal)	Probable	177.48	0.66	6.2	—	3.79	35.6	—

	Proven + Probable	202.65	0.69	5.8	—	4.50	37.9	—

Marlin Mine (8)	Proven	4.00	4.78	102.1	—	0.62	13.1	—
	Probable	12.36	3.96	90.7	—	1.57	36.0	—

	Proven + Probable	16.36	4.16	93.5	—	2.19	49.2	—

Pueblo Viejo Project (9)	Proven (Gold)	7.67	3.01	—	—	0.74	—	—
(Goldcorp’s 40%	Proven (Silver/Copper)	3.93	—	20.3	0.11	—	2.6	10
interest)	Probable	64.04	3.16	15.8	0.10	6.51	32.5	134

	Proven + Probable (Gold)	71.71	3.14	—	—	7.25	—	—

	Proven + Probable (Silver/Copper)	67.98	—	16.1	0.10	—	35.1	144

El Sauzal Mine (10)	Proven	11.24	1.90	—	—	0.69	—	—
	Probable	2.48	3.02	—	—	0.24	—	—

	Proven + Probable	13.73	2.11	—	—	0.93	—	—

Porcupine Mine (11)	Proven	13.51	1.40	—	—	0.61	—	—
(Goldcorp’s 51%	Probable	17.89	2.03	—	—	1.17	—	—

interest)	Proven + Probable	31.40	1.76	—	—	1.78	—	—

			Grade			Contained Metal
Deposit	Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
		(millions)	(grams	(grams	(%)	(millions	(millions	(millions
			per tonne)	per tonne)		of ounces)	of ounces)	of pounds)
Musselwhite Mine (12)	Proven	2.70	5.88	—	—	0.51	—	—
(Goldcorp’s 68%	Probable	3.21	6.73	—	—	0.70	—	—

Interest)	Proven + Probable	5.91	6.34	—	—	1.21	—	—

Peak Mine (13)	Proved	0.95	6.70	5.3	0.85	0.20	0.2	18
	Probable	1.13	6.39	3.6	0.54	0.23	0.1	13

	Proved + Probable	2.08	6.53	4.4	0.68	0.44	0.3	31

Marigold Mine (14)	Proven	30.23	0.74	—	—	0.72	—	—
	Probable	31.59	0.68	—	—	0.70	—	—

	Proven + Probable	61.82	0.71	—	—	1.42	—	—

Amapari Mine (15)	Proved	0.81	2.52	—	—	0.07	—	—
	Probable	5.32	2.45	—	—	0.42	—	—

	Proved + Probable	6.13	2.46	—	—	0.49	—	—

La Coipa Mine (16)	Proven	7.00	1.43	84.5	—	0.32	19.0	—
(Goldcorp’s 50% Interest)	Probable	3.13	1.08	86.9	—	0.11	8.8	—

	Proven + Probable	10.14	1.32	85.3	—	0.43	27.8	—

San Martin Mine (17)	Proven	2.46	0.76	—	—	0.06	—	—
	Probable	1.97	0.73	—	—	0.05	—	—

	Proven + Probable	4.43	0.75	—	—	0.11	—	—

Wharf Mine (18)	Proven	3.21	1.13	—	—	0.12	—	—
	Probable	0.95	0.82	—	—	0.03	—	—

	Proven + Probable	4.16	1.06	—	—	0.15	—	—

Total	Proved/Proven					15.36	418.6	1,380
	Probable					24.39	362.7	227

	Proved/Proven + Probable					39.75	781.4	1,607

(1)	All Mineral Reserves or Ore Reserves have been calculated in accordance with the CIM Standards or the JORC Code. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101. All Mineral Reserves and Ore Reserves have been reported as of December 31, 2006, with the following exceptions:
•	Mineral Reserves for the Peñasquito Project are as reported by Glamis in its press release dated June 21, 2006

•	Mineral Reserves for the Alumbrera Mine are reported as of June 30, 2006

•	Mineral Reserves for the Pueblo Viejo Project are as reported by Barrick in its press release dated February 22, 2007

•	Mineral Reserves for the El Limón Project are reported as of November 3, 2004

(2)	The Mineral Reserves for the Red Lake Gold Mines set out in the table above have been estimated by Stephane Blais, P.Eng. at the Red Lake Gold Mines who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards. See “Description of the Business — Red Lake Gold Mines, Ontario — Mineral Reserve and Mineral Resource Estimates” for further details.

(3)	The Mineral Reserves for the Peñasquito Project set out in the table above have been estimated by James S. Voorhees, P.Eng., formerly at Glamis, who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards. See “Description of the Business — Peñasquito Project, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(4)	The Ore Reserves for the Alumbrera Mine set out in the table above have been estimated by Luis Rivera, MAusIMM at MAL who is a qualified person under NI 43-101 and a competent person under the JORC Code. The Mineral Reserves are classified as proved and probable, and are based on the JORC Code. See “Description of the Business — Alumbrera Mine, Argentina — Ore Reserve and Mineral Resource Estimates” for further details.

(5)	The Mineral Reserves for the San Dimas Mine set out in the table above have been estimated by Velasquez Spring, P.Eng at Watts, Griffis and McOuat Limited (“WGM”) who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM

Standards. See “Description of the Business — Luismin Mines, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(6)	The Mineral Reserves for the Nukay Mine set out in the table above have been estimated by Reynaldo Rivera, MAusIMM at Luismin who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards. See “Description of the Business — Luismin Mines, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(7)	The Mineral Reserves of the Los Filos Project set out in the above table have been estimated by Michael G. Hester, FAusIMM of Independent Mining Consultants, Inc. (“IMC”) and Reynaldo Rivera, MAusIMM at Luismin who are qualified persons under NI 43- 101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards. See “Description of the Business – Los Filos Project, Mexico – Mineral Reserve and Mineral Resource Estimates” for further details.

(8)	The Mineral Reserves for the Marlin Mine set out in the table above have been estimated by Bob H. Bryson at Goldcorp and audited by Neil B. Prenn, P.Eng. at Mine Development Associates who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards. See “Description of the Business — Marlin Mine, Guatemala — Mineral Reserve and Mineral Resource Estimates” for further details.

(9)	The Mineral Reserves for the Pueblo Viejo Project set out in the table above have been estimated by Rick Allan, Director, Engineering and Mining Support at Barrick, Jacques McMullen, Vice President, Metallurgy and Process Development at Barrick and Rick Sims, Manager Corporate Reserves at Barrick who are qualified persons under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards. See “Description of the Business — Pueblo Viejo, Dominican Republic — Mineral Reserve and Mineral Resource Estimates” for further details.

(10)	The Mineral Reserves for the El Sauzal Mine set out in the table above have been estimated by Bob H. Bryson at Goldcorp and audited by Neil B. Prenn, P.Eng. at Mine Development Associates who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.

(11)	The Mineral Reserves for the Porcupine Mine set out in the table above have been estimated by Stephen Price, P.Geo., Alastair Still, P.Geo. and Imola Götz, P.Eng., all at the Porcupine Mine, who are qualified persons under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.

(12)	The Mineral Reserves for the Musselwhite Mine set out in the table above have been estimated by Andrew Cheatle, P.Geo. and Tim Sanford, P.Eng., each at the Musselwhite Mine, who are qualified persons under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.

(13)	The Ore Reserves for the Peak Mine set out in the table above have been estimated by Eric Strom, P.Eng. and Rex Berthelsen, MAusIMM, each at PGM, who are qualified persons under NI 43-101 and competent persons under the JORC Code. The Mineral Reserves are classified as proved and probable, and are based on the JORC Code.

(14)	The Mineral Reserves for the Marigold Mine set out in the table above have been estimated by Bob H. Bryson at Goldcorp and audited by Neil B. Prenn, P.Eng. at Mine Development Associates who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.

(15)	The Ore Reserves for the Amapari Mine set out in the table above have been estimated by Trevor Jones, MAIG at Mineração Pedra Branca do Amapari Ltda. who is a qualified person under NI 43-101 and a competent person under the JORC Code. The Mineral Reserves are classified as proved and probable, and are based on the JORC Code.

(16)	The Mineral Reserves for the La Coipa Mine set out in the table above have been estimated by Andrés Guaringa, MAusIMM at Compañia Minera Mantos de Oro who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.

(17)	The Mineral Reserves for the San Martin Mine set out in the table above have been estimated by Bob H. Bryson at Goldcorp and audited by Neil B. Prenn, P.Eng. at Mine Development Associates who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.

(18)	The Mineral Reserves for the Wharf Mine set out in the table above have been estimated by Michael Kociumbas, P.Geo. and G. Ross MacFarlane, P.Eng., each at Watts, Griffis and McOuat Limited (“WGM”), who are qualified persons under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.

(19)	Numbers may not add up due to rounding.

     The following table sets forth the estimated lead and zinc Ore Reserves/Mineral Reserves for the Peñasquito Project, the Pueblo Viejo Project and the Peak Mine as of December 31, 2006:
Proved/Proven and Probable Lead and Zinc Mineral Reserves (1)(5)

			Grade		Contained Metal
Deposit	Category	Tonnes	Lead	Zinc	Lead	Zinc
		(millions)	(%)	(%)	(millions of	(millions of
					pounds)	pounds)
Peñasquito Project (2)	Proven	267.92	0.38	0.81	2,267	4,758
Mill	Probable	209.01	0.31	0.70	1,416	3,224

	Proven + Probable	476.93	0.35	0.76	3,683	7,982

Peak Mine (3)	Proved	0.95	0.10	0.08	2	2
	Probable	1.13	0.18	0.22	5	5

	Proved + Probable	2.08	0.14	0.16	7	7

Pueblo Viejo Project (4)	Proven	7.67	—	0.86	—	146
(Goldcorp’s 40% interest)	Probable	64.04	—	0.68	—	961

	Proven + Probable	71.71	—	0.70	—	1,108

Total	Proved/Proven				2,269	4,906
	Probable				1,420	4,191

	Proved/Proven + Probable				3,690	9,097

(1)	All Mineral Reserves or Ore Reserves have been calculated in accordance with the CIM Standards or the JORC Code. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101. All Mineral Reserves and Ore Reserves have been reported as of December 31, 2006, with the following exceptions:
•	Mineral Reserves for the Peñasquito Project are as reported by Glamis in its press release dated June 21, 2006

•	Mineral Reserves for the Pueblo Viejo Project are as reported by Barrick in its press release dated February 22, 2007

(2)	The Mineral Reserves for the Peñasquito Project set out in the table above have been estimated by James S. Voorhees, P.Eng., formerly at Glamis, who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards. See “Description of the Business — Peñasquito Project, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(3)	The Ore Reserves for the Peak Mine set out in the table above have been estimated by Eric Strom, P.Eng. and Rex Berthelsen, MAusIMM, each at PGM, who are qualified persons under NI 43-101 and competent persons under the JORC Code. The Mineral Reserves are classified as proved and probable, and are based on the JORC Code.

(4)	The Mineral Reserves for the Pueblo Viejo Project set out in the table above have been estimated by Rick Allan, Director, Engineering and Mining Support at Barrick, Jacques McMullen, Vice President, Metallurgy and Process Development at Barrick and Rick Sims, Manager Corporate Reserves at Barrick who are qualified persons under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards. See “Description of the Business — Pueblo Viejo, Dominican Republic — Mineral Reserve and Mineral Resource Estimates” for further details.

(5)	Numbers may not add up due to rounding.
Mineral Resource Estimates
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
     This section uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

     The following table sets forth the estimated gold, silver and copper Mineral Resources for the Red Lake Gold Mines, the Peñasquito Project, the Alumbrera Mine, the San Dimas Mine, the Nukay Mine, the Los Filos Project, the Marlin Mine, the Pueblo Viejo Project, the El Sauzal Mine, the Porcupine Mine, the Musselwhite Mine, the Peak Mine, the Marigold Mine, the Amapari Mine, the La Coipa Mine, the San Martin Mine, the Cerro Blanco Project, the El Limón Project, the South Arturo Project, the Imperial Project and the San Nicolas Project as of December 31, 2006, except for the Alumbrera Mine which is reported as of June 30, 2006:
Measured, Indicated and Inferred Gold, Silver and Copper Mineral Resources (1)(23)(24)
(excluding Proved/Proven and Probable Mineral Reserves)

			Grade			Contained Metal
Deposit	Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
		(millions)	(grams	(grams	(%)	(millions	(millions	(millions
			per tonne)	per tonne)		of ounces)	of ounces)	of pounds)
Red Lake Gold Mines (2)	Measured	0.69	23.29	—	—	0.51	—	—
	Indicated	2.51	16.14	—	—	1.30	—	—

	Measured + Indicated	3.19	17.68	—	—	1.81	—	—

	Inferred	2.94	26.34	—	—	2.49	—	—

Peñasquito Project (3)	Measured	114.30	0.32	26.4	—	1.18	96.9	—
Mill	Indicated	156.90	0.29	26.0	—	1.45	131.2	—

	Measured + Indicated	271.20	0.30	26.2	—	2.62	228.1	—

	Inferred	2,404.60	0.18	11.0	—	13.76	849.3	—

Peñasquito Project (3)	Measured	16.10	0.13	13.6	—	0.07	7.1	—
Heap Leach	Indicated	21.10	0.14	17.4	—	0.10	11.8	—

	Measured + Indicated	37.20	0.13	15.8	—	0.16	18.9	—

	Inferred	172.0	0.07	5.8	—	0.39	31.8	—

Alumbrera Mine (4)	Measured	7.50	0.36	—	0.37	0.09	—	61
(Goldcorp’s 37.5%	Indicated	—	—	—	—	—	—	—

interest)	Measured + Indicated	7.50	0.36	—	0.37	0.09	—	61

	Inferred	—	—	—	—	—	—	—

San Dimas Mine (5)	Measured	—	—	—	—	—	—	—
	Indicated	—	—	—	—	—	—	—

	Measured + Indicated	—	—	—	—	—	—	—

	Inferred	17.27	3.17	320.8	—	1.76	178.1	—

Nukay Mine (6)	Measured	—	—	—	—	—	—	—
	Indicated	0.26	5.78	—	—	0.05	—	—

	Measured + Indicated	0.26	5.78	—	—	0.05	—	—

	Inferred	4.09	5.61	—	—	0.74	—	—

Los Filos Project (7)	Measured	10.19	0.70	4.0	—	0.23	1.3	—
(with Bermejal,	Indicated	79.61	0.61	5.1	—	1.55	13.0	—

Bermejal U/G and	Measured + Indicated	89.80	0.62	5.0	—	1.78	14.3	—

4P)	Inferred	71.49	0.62	5.4	—	1.42	12.4	—

Marlin Mine (8)	Measured	0.64	0.85	16.7	—	0.02	0.3	—
	Indicated	2.72	2.27	84.4	—	0.20	7.4	—

	Measured + Indicated	3.36	2.00	71.5	—	0.22	7.7	—

	Inferred	20.09	1.56	27.5	—	1.01	17.8	—

Pueblo Viejo Project (9)	Measured	0.30	2.90	12.7	0.05	0.03	0.1	1
(Goldcorp’s 40%	Indicated	9.57	2.68	9.5	0.05	0.82	2.9	11

interest)	Measured + Indicated	9.87	2.69	9.6	0.05	0.85	3.0	12

	Inferred	19.67	2.82	4.2	0.03	1.78	2.7	13

			Grade			Contained Metal
Deposit	Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
		(000s)	(grams	(grams	(%)	(millions	(millions	(millions
			per tonne)	per tonne)		of ounces)	of ounces)	of pounds)
El Sauzal Mine (10)	Measured	4.97	0.69	—	—	0.11	—	—
	Indicated	1.38	0.76	—	—	0.03	—	—

	Measured + Indicated	6.35	0.70	—	—	0.14	—	—

	Inferred	60.35	0.26	—	—	0.50	—	—

Porcupine Mine (11)	Measured	3.56	2.02	—	—	0.23	—	—
(Goldcorp’s 51%	Indicated	36.21	1.72	—	—	2.00	—	—

interest)	Measured + Indicated	39.78	1.75	—	—	2.24	—	—

	Inferred	26.10	1.89	—	—	1.59	—	—

Musselwhite Mine (12)	Measured	0.86	5.42	—	—	0.15	—	—
(Goldcorp’s 68%	Indicated	1.42	5.64	—	—	0.26	—	—

interest)	Measured + Indicated	2.28	5.56	—	—	0.41	—	—

	Inferred	2.35	6.89	—	—	0.52	—	—

Peak Mine (13)	Measured	1.24	3.86	6.1	0.99	0.15	0.2	27
	Indicated	2.11	4.03	7.1	1.28	0.27	0.5	60

	Measured + Indicated	3.35	3.96	6.7	1.17	0.43	0.7	87

	Inferred	1.99	6.50	5.0	0.53	0.42	0.3	23

Marigold Mine (14)	Measured	12.7	0.67	—	—	0.27	—	—
	Indicated	18.24	0.71	—	—	0.42	—	—

	Measured + Indicated	30.94	0.70	—	—	0.69	—	—

	Inferred	122.53	0.43	—	—	1.68	—	—

Amapari Mine (15)	Measured	0.29	2.31	—	—	0.02	—	—
	Indicated	6.70	3.01	—	—	0.65	—	—

	Measured + Indicated	6.98	2.98	—	—	0.67	—	—

	Inferred	1.92	2.47	—	—	0.15	—	—

La Coipa Mine (16)	Measured	7.23	0.87	31.5	—	0.20	7.3	—
(Goldcorp’s 50%	Indicated	4.23	1.19	25.7	—	0.16	3.5	—

interest)	Measured + Indicated	11.47	0.99	29.3	—	0.36	10.8	—

	Inferred	0.42	0.79	35.6	—	0.01	0.5	—

San Martin Mine (17)	Measured	3.60	0.79	—	—	0.09	—	—
	Indicated	2.87	0.76	—	—	0.07	—	—

	Measured + Indicated	6.47	0.78	—	—	0.16	—	—

	Inferred	10.82	0.26	—	—	0.09	—	—

Cerro Blanco Project (18)	Measured	—	—	—	—	—	—	—
	Indicated	2.52	15.64	72.0	—	1.27	5.8	—

	Measured + Indicated	2.52	15.64	72.0	—	1.27	5.8	—

	Inferred	1.35	15.31	59.6	—	0.67	2.6	—

El Limón Project (19)	Measured	—	—	—	—	—	—	—
(Goldcorp’s 21.2%	Indicated	—	—	—	—	—	—	—

interest)	Measured + Indicated	—	—	—		—	—

	Inferred	6.50	3.27	—	—	0.68	—	—

South Arturo Project (20)	Measured	—	—	—	—	—	—	—
(Goldcorp’s 40%	Indicated	7.21	2.11	—	—	0.49	—	—

interest)	Measured + Indicated	7.21	2.11	—	—	0.49	—	—

	Inferred	0.40	2.07	—	—	0.03	—	—

Imperial Project (21)	Measured	67.88	0.59	—	—	1.29	—	—
	Indicated	14.88	0.51	—	—	0.24	—	—

	Measured + Indicated	82.76	0.58	—	—	1.53	—	—

	Inferred	43.83	0.40	—	—	0.56	—	—

			Grade			Contained Metal
Deposit	Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
		(000s)	(grams	(grams	(%)	(millions	(millions	(millions
			per tonne)	per tonne)		of ounces)	of ounces)	of pounds)
San Nicolas Project (22)	Measured	0.66	0.96	46.5	0.73	0.02	1.0	11
(Goldcorp’s 35%	Indicated	27.33	0.47	28.6	1.34	0.41	25.1	809

interest)	Measured + Indicated	27.99	0.48	29.0	1.33	0.43	26.1	819

	Inferred	2.46	0.37	23.8	1.28	0.03	1.9	69

Total	Measured					4.66	114.3	99
	Indicated					11.76	201.2	893
	Measured + Indicated					16.42	315.4	992
	Inferred					30.28	1,097.4	106

(1)	All Mineral Resources have been calculated in accordance with the CIM Standards or the JORC Code. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101. All Mineral Resources have been reported as of December 31, 2006, with the following exceptions:
•	Mineral Resources for the Peñasquito Project are as reported by Glamis in its press release dated June 21, 2006

•	Mineral Resources for the Alumbrera Mine are reported as of June 30, 2006

•	Mineral Resources for the Pueblo Viejo Project are as reported by Barrick in its press release dated February 22, 2007

•	Mineral Resources for the El Limón Project are reported as of November 3, 2004

•	Mineral Resources for the Cerro Blanco Project are as reported by Glamis in its press release dated December 1, 2005

•	Mineral Resources for the Imperial Project are reported as of January 1, 1997

•	Mineral Resources for the San Nicolas Project are reported as of December 1, 2001

(2)	The Mineral Resources for the Red Lake Gold Mines set out in the table above have been estimated by Anthony Stechishen, P.Geo. for the Campbell Complex and Dean Crick, M.Sc., P.Geo. for the Red Lake Complex, each at the Red Lake Gold Mines, who are qualified persons under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards. See “Description of the Business — Red Lake Gold Mines, Ontario — Mineral Reserve and Mineral Resource Estimates” for further details.

(3)	The Mineral Resources for the Peñasquito Project set out in the table above have been estimated by James S. Voorhees, P.Eng., formerly at Glamis, who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards. See “Description of the Business — Peñasquito Project, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(4)	The Mineral Resources for the Alumbrera Mine set out in the table above have been estimated by Luis Rivera, MAusIMM at MAL who is a qualified person under NI 43-101 and a competent person under the JORC Code. The Mineral Resources are classified as measured and indicated, and are based on the JORC Code. See “Description of the Business — Alumbrera Mine, Argentina — Ore Reserve and Mineral Resource Estimates” for further details.

(5)	The Mineral Resources for the San Dimas Mine set out in the table above have been estimated by Velasquez Spring, P.Eng at WGM who is a qualified person under NI 43-101. The Mineral Resources are classified as inferred, and are based on the CIM Standards. See “Description of the Business — Luismin Mines, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(6)	The Mineral Resources for the Nukay Mine set out in the table above have been estimated by Reynaldo Rivera, MAusIMM at Luismin who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards. See “Description of the Business — Luismin Mines, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(7)	The Mineral Resources for the Los Filos Project set out in the table above have been estimated by Michael G. Hester, FAusIMM at IMC and Reynaldo Rivera, MAusIMM at Luismin who are qualified persons under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards. See “Description of the Business — Los Filos Project, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(8)	The Mineral Resources for the Marlin Mine set out in the table above have been estimated by Bob H. Bryson at Goldcorp and audited by Neil B. Prenn, P.Eng. at Mine Development Associates who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards. See “Description of the Business — Marlin Mine, Guatemala — Mineral Reserve and Mineral Resource Estimates” for further details.

(9)	The Mineral Resources for the Pueblo Viejo Project set out in the table above have been estimated by Rick Allan, Director, Engineering and Mining Support at Barrick, Jacques McMullen, Vice President, Metallurgy and Process Development at Barrick and Rick Sims, Manager Corporate Reserves at Barrick who are qualified persons under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards. See “Description of the Business — Pueblo Viejo Project, Dominican Republic — Mineral Reserve and Mineral Resource Estimates” for further details.

(10)	The Mineral Resources for the El Sauzal Mine set out in the table above have been estimated by Bob H. Bryson at Goldcorp and audited by Neil B. Prenn, P.Eng. at Mine Development Associates who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.

(11)	The Mineral Resources for the Porcupine Mine set out in the table above have been estimated by Stephen Price, P.Geo., Alastair Still, P.Geo. and Imola Götz, P.Eng., all at the Porcupine Mine, who are qualified persons under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.

(12)	The Mineral Resources for the Musselwhite Mine set out in the table above have been estimated by Andrew Cheatle, P.Geo. and Tim Sanford, P.Eng., each at the Musselwhite Mine, who are qualified persons under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.

(13)	The Mineral Resources for the Peak Mine set out in the table above have been estimated by Eric Strom, P.Eng. and Rex Berthelsen, MAusIMM, each at PGM, who are qualified persons under NI 43-101 and competent persons under the JORC Code. The Mineral Resources are classified as measured, indicated and inferred, and are based on the JORC Code.

(14)	The Mineral Resources for the Marigold Mine set out in the table above have been estimated by Bob H. Bryson at Goldcorp and audited by Neil B. Prenn, P.Eng. at Mine Development Associates who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.

(15)	The Mineral Resources for the Amapari Mine set out in the table above have been estimated by Trevor Jones, MAIG at Mineração Pedra Branca do Amapari Ltda. who is a qualified person under NI 43-101 and a competent person under the JORC Code. The Mineral Resources are classified as measured, indicated and inferred, and are based on the JORC Code.

(16)	The Mineral Resources for the La Coipa Mine set out in the table above have been estimated by Andrés Guaringa at Compañia Minera Mantos de Oro who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.

(17)	The Mineral Resources for the San Martin Mine set out in the table above have been estimated by Bob H. Bryson at Goldcorp and audited by Neil B. Prenn, P.Eng. at Mine Development Associates who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.

(18)	The Mineral Resources for the Cerro Blanco Project set out in the table above have been estimated by James S. Voorhees, P.Eng., formerly at Glamis, who is a qualified person under NI 43-101. The Mineral Resources are classified as indicated and inferred, and are based on the CIM Standards.

(19)	The Mineral Resources for the El Limón Project set out in the table above have been estimated by James N. Gray, P.Geo. and Al N. Samis, P.Geo., both at Teck Cominco Ltd., who are qualified persons under NI 43-101. The Mineral Resources are classified as inferred, and are based on the CIM Standards.

(20)	The Mineral Resources for the South Arturo Project set out in the table above have been estimated by Rick Sims, Manager Corporate Reserves at who is a qualified person under NI 43-101. The Mineral Resources are classified as indicated and inferred, and are based on the CIM Standards.

(21)	The Mineral Resources for the Imperial Project set out in the table above have been estimated by James S. Voorhees, P.Eng., formerly at Glamis, who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.

(22)	The Mineral Resources for the San Nicolas Project set out in the table above have been estimated by Paul Bankes, P.Geo. at Teck who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.

(23)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

(24)	Numbers may not add up due to rounding.
     The following table sets forth the estimated lead and zinc Mineral Resources for the Peñasquito Project, the Pueblo Viejo Project and the Peak Mine as of December 31, 2006:
Measured, Indicated and Inferred Lead and Zinc Mineral Resources (1)(6)
(excluding Proved/Proven and Probable Mineral Reserves)

			Grade		Contained Metal
Deposit	Category	Tonnes	Lead	Zinc	Lead	Zinc
		(millions)	(%)	(%)	(millions of	(millions of
					pounds)	pounds)
Peñasquito Project (2)	Measured	114.30	0.25	0.67	632	1,676
Mill	Indicated	156.90	0.29	0.62	990	2,129

	Measured + Indicated	271.20	0.27	0.64	1,622	3,805

	Inferred	2,404.60	0.10	0.29	5,389	15,638

Peak Mine (3)	Measured	1.24	0.15	0.18	4	5
	Indicated	2.11	0.14	0.24	7	11

	Measured + Indicated	3.35	0.14	0.22	11	16

	Inferred	1.99	0.07	0.08	3	4

Pueblo Viejo Project (4)	Measured	0.30	—	0.21	—	1
(Goldcorp’s 40%	Indicated	9.57	—	0.15	—	31

interest)	Measured + Indicated	9.87	—	0.15	—	32

	Inferred	19.67	—	0.02	—	10

San Nicolas Project (5)	Measured	0.66	—	3.60	—	52
	Indicated	27.33	—	1.80	—	1,085

	Measured + Indicated	27.99	—	1.84	—	1,137

	Inferred	2.46	—	1.43	—	78

Total	Measured				636	1,735
	Indicated				997	3,256

	Measured + Indicated				1,633	4,990

	Inferred				5,392	15,729

(1)	All Mineral Resources have been calculated in accordance with the CIM Standards or the JORC Code. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101. All Mineral Resources have been reported as of December 31, 2006, with the following exceptions:
•	Mineral Resources for the Peñasquito Project are as reported by Glamis in its press release dated June 21, 2006

•	Mineral Resources for the Pueblo Viejo Project are as reported by Barrick in its press release dated February 22, 2007

(2)	The Mineral Resources for the Peñasquito Project set out in the table above have been estimated by James S. Voorhees, P.Eng., formerly at Glamis, who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards. See “Description of the Business — Peñasquito Project, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(3)	The Mineral Resources for the Peak Mine set out in the table above have been estimated by Eric Strom, P.Eng. and Rex Berthelsen, MAusIMM, each at PGM, who are qualified persons under NI 43-101 and competent persons under the JORC Code. The Mineral Resources are classified as measured, indicated and inferred, and are based on the JORC Code.

(4)	The Mineral Resources for the Pueblo Viejo Project set out in the table above have been estimated by Rick Allan, Director, Engineering and Mining Support at Barrick, Jacques McMullen, Vice President, Metallurgy and Process Development at Barrick and Rick Sims, Manager Corporate Reserves at Barrick who are qualified persons under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards. See “Description of the Business — Pueblo Viejo, Dominican Republic — Mineral Reserve and Mineral Resource Estimates” for further details.

(5)	The Mineral Resources for the San Nicolas Project set out in the table above have been estimated by Paul Bankes, P.Geo. at Teck who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.

(6)	Numbers may not add up due to rounding.

Red Lake Gold Mines, Canada
     The Red Lake Gold Mines is comprised of the Red Lake complex (“Red Lake Complex”) and the Campbell complex (“Campbell Complex”).
     At the request of the Corporation, Dean Crick, M.Sc., P.Geo, Stephane Blais, P.Eng and Anthony Stechishen, P.Geo. prepared a technical report dated November 17, 2006 entitled “The Red Lake Gold Mines Property — Red Lake Mining Division” (the “Red Lake Gold Mines Report”). Dean Crick, Stephane Blais and Anthony Stechishen are each “Qualified Persons” within the meaning of NI 43-101.
     The following description of the Red Lake Gold Mines has been summarized from the Red Lake Gold Mines Report and readers should consult the Red Lake Gold Mines Report to obtain further particulars regarding the Red Lake Gold Mines. The Red Lake Gold Mines Report is available for review on the SEDAR website located at www.sedar.com under the Corporation’s profile.
Property Description and Location
     The Red Lake Gold Mines cover approximately 2,335 hectares located in the Red Lake Mining Division within the District of Kenora in northwestern Ontario. The Red Lake Gold Mines are located in the Canadian Shield, approximately 180 kilometres north of Dryden. Red Lake consists of 89 patented claims covering 1,254 hectares and Campbell consists of 77 patented mineral claims covering 1,084 hectares. The Red Lake Gold Mines have been legally surveyed for all of the patented claims.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
     The Red Lake area is accessible by Highway 105, which joins the Trans Canada Highway at Vermilion Bay, 175 kilometres south and 100 kilometres east of Kenora. Commercial air services from Thunder Bay and Winnipeg to the community are available several times a day.
     The climate at the Red Lake Gold Mines is typically northern continental boreal climate with warm summers and cold winters.
     The Red Lake Gold Mines are located in northwestern Ontario, Canada. The Red Lake municipality is comprised of five towns, Madsen and McKenzie Island, Red Lake, Cochenour and Balmerstown, the home of Red Lake and Campbell. The Red Lake municipality has a population of 5,500. Other industries in the Red Lake municipality include logging and tourism. Local infrastructure is well developed in the Red Lake area, with all the amenities needed for the Red Lake Gold Mines available locally. Potable water is supplied by the municipality. Process water is taken from Balmer Lake and Sandy Bay. Ontario Hydro supplies power. Each mine has 30 megawatts of transformer capability but is limited to 26 megawatts by the incoming line. There are multiple transformers throughout the sites, which step voltage down to 4,160, 2,300 and 575 volts.
     Red Lake Gold Mines has topography typical of the Canadian shield with irregular hummocky hills and discontinuous ridges created by glaciofluvial material and till. These are separated by depressions and hollows occupied by lakes, ponds and muskeg. Much of the Red Lake region is still untouched and is accessible only by air or canoe. The natural vegetation is predominantly black spruce, fir, tamarack and pine. In the better drained elevated areas this changes to poplar, birch, willow, alder and mountain ash with a variety of shrubs.
     Bedrock outcrops are scattered and consist of less than 5% of the surface area. Soil in the vicinity of Red Lake and Campbell is characterized by a 30 to 50 centimetre layer of topsoil overlying compact sand with traces of clay, gravel, scattered cobbles and boulders. Low-lying areas contain silty-clay sediments that were deposited in glacial lakes.

History
Red Lake Complex
     Red Lake was first staked during the Red Lake Gold Rush in 1926. In 1944, the property was re-staked and Dickenson Red Lake Mines Limited was incorporated. Production mining began in 1948 at a rate of 125 tons per day and increased to 500 tons per day in the 1970s, with grades varying between 0.45 and 0.61 ounces of gold per ton. In the early 1980s, the mill capacity was increased to 1,000 tons per day and long-hole stoping was introduced which resulted in a severe drop in production grade. Cut-and-fill mining was subsequently re-introduced and production was increased to about 1,000 tons per day by 1993/4 with the grade ranging from 0.25 and 0.34 ounces of gold per ton. The average recovery rate was 82%. An exploration diamond drilling program initiated in 1995 within the lower levels of the mine resulted in the discovery of a cluster of high grade gold veins between the 30 and 39 levels of the mine (the “High Grade Zone”).
     Between June 1996 and late 1999, operations were suspended due to a strike. Mine staff and outside contractors maintained essential services and supported the exploration program on the property. In September 1998, the feasibility of mining the High Grade Zone Mineral Reserves through a combination of existing mine infrastructure, new development and a new processing facility purchased from Cameco was studied. An operating plan was developed to mine the Mineral Reserves by the mechanized cut-and-fill stop method at a rate of 6,000 tons per day or 219,000 tons per year.
     Mining from the High Grade Zone began in early 2000 and test milling in July. By year-end, full rated production was achieved with a small stockpile of several thousand tons of crushed ore remaining on surface. Since production restarted in 2000, the exploration to increase resources has focused on the High Grade Zone.
     Since the beginning of operations in 1948 until the end of 2005, 9.82 million tons has been processed from Red Lake.
Campbell Complex
     The first recorded prospecting in the Red Lake district was carried out by the Northwestern Ontario Exploration Company in 1887, but gold was not discovered in the district until 1922 and the Campbell claims were not staked until 1926. Subsequent to the gold discovery, there was a period of claim cancellations and restaking of the area. In, 1944, George and Colin Campbell restaked the area. In this period, Campbell Red Lake Mines was incorporated and Dome Mines purchased an option that eventually resulted in a 57% ownership interest in the company.
     In 1946, after further exploration had been carried out, a four-compartment shaft with four levels was sunk to a depth of 182 metres. Mill construction began in 1948 and went into operation the following year reaching a capacity of 300 tons per day soon after the beginning of operations. By 1953, the shaft was further deepened to 655 metres and soon after a deeper higher grade zone was discovered at the 14th level. The next thirty years of production at Campbell remained consistent.
     A new phase of investment began following the merger between Campbell, Dome and Placer Development to form Placer Dome Inc. (“Placer Dome”). This led to autoclaving, replacing the roasting at the Campbell mill, a decline from levels 27 to 30, a mill flotation circuit upgrade, construction of paste fill plant and the commissioning of the Reid Shaft in 1999, which enabled the discovery and development of the DC Zone.
     Since the beginning of operations in 1949 until the end of 2005, 19.7 million tons at a grade of 0.58 ounces per ton has been produced at Campbell.
Geological Setting
Regional Geology
     The Red Lake greenstone belt is situated in the western portion of the Uchi Subprovince, a typical Achaean granite-greenstone terrain containing eastward trending belts of volcanic and sedimentary rocks and syn-volcanic intrusives. The rocks consist of volcanic and sedimentary assemblages representing magmatic and erosional events occurring over a period of approximately 300 million years.
     The Red Lake greenstone belt outcropping is defined by an east-northeast orientated bow tie shaped, anticline, roughly 40 kilometres in its long dimension and 20 kilometres across. Two perpendicular axes of mirror symmetry trend east-northeast and southwest defining the bow tie and intersecting at the Dome Stock near Red Lake. The most prominent axis trends east-northeast defining a broad antiform with older rocks of the Balmer Assemblage occupying the hinge flanked by younger rocks of the Huston and Confederation assemblages on its northern and southern flanks. Between the oldest and youngest assemblages is a regional unconformity, overlain by the Huston conglomerate. At each end of the anticline, late-orogenic plutons stope up into the greenstone; the Killala-Baird batholith in the west., and the Walsh Lake pluton and Cat Island pluton in the east.
     The Balmer assemblage, predominantly tholeiitc and komatiitic mafic to ultramafic extrusive rocks, hosts the Red Lake Gold Mines and constitutes over 50% of the Red Lake greenstone belt rocks. The sequence is disconformably overlain by a volcaniclastic/clastic sequence, the Bruce Channel assemblage prominent in the east and the Slate Bay assemblage in the southwest. The Trout Bay assemblage is characterized by predominantly mafic tholeiitic extrusive rocks. A laterally extensive polymict conglomerate belonging to the Huston assemblage marks an angular unconformity between Mesoarchean and Neoarchean strata and is overlain by dominantly calc-alkalic felsic volcanic rocks belonging to the Confederation assemblage.
     Large-scale folding and steep fault systems dominate the eastern part of the Red Lake greenstone belt. Northeast trending synclines and anticlines occur northeast of McKenzie Island to the west of East Bay. On the eastern side of East Bay, a major fold with a northwest trending fold axis occurs in Bateman and Balmer Townships. In Red Lake Mines system, horizons of ultramafics within the basalt-dominated stratigraphy created complex geometries through competency contrast during the mechanical interaction of folding.. High strain corridors characterized by pervasive foliation and cleavage development along mafic, ultramafic contacts are clearly distinguishable features using surface mapping and geophysics.
     Quartz-carbonate veining and alteration began developing at this stage focused around mafic-ultramafic contacts, particularly fold hinges and in the damage zones of small and large displacement fault/shear zones. Continued shortening and foliation development caused rotation of conjugate shear zones towards parallelism with F2 fold axial surface orientations, producing strong deformation and strain partitioning. Further shortening resulted in strong near-vertical extension and locally the development of reverse faults.
     Auriferous, siliceous, sulphidic alteration and quartz veining, overprinting earlier quartz-carbonate veins, began to develop at this stage, apparently after the bulk of strain and displacements on major fault systems. Minor strike slip movements on fault systems, reflecting at least local changes in the orientation of stress axes, contributed to the dilation and replacement, particularly in ultramafic/mafic defined fold hinge zones abutting fault system.
Metamorphism
     Owing to the volume of late tectonic granitic plutons, a complex history of metamorphic events exists which arises from episodes of burial, crustal thickening, thrusting, baking by felsic intrusions of all sizes and ages, and late hydrothermal alterations focussed along shear zones. Within the Red Lake belt the alteration is characterized by greenschist metamorphic mineral assemblages, but with amphibolite facies mineral assemblages in areas close to the major plutons.
Local Geology
     The gold bearing zones of the Red Lake Gold Mines occur on the eastern flank of a D2, high strain corridor, known locally as the Cochenour-Gullrock Lake deformation zone or Red Lake Mines trend. These units are subparallel to a regional foliation that strikes from 100° to 120° azimuth         , dipping southwest from 65° to 80°.
     At broad scales the Red Lake Gold Mines system appears to be hosted by a steeply plunging reclined F2 fold system with south-southwest-dipping axial surface, outlined by the Bruce Channel contact to the north, south and east, and cored by the Balmer mafic-ultramafic assemblage. This fold system has undergone significant modification by a system of steeply-to-moderately southwest dipping fault zones which are interpreted to have developed during D2 deformation, a northeast-southwest oriented shortening.
     The D2 event comprised of progressive northeast-southwest shortening resulted in the dismemberment of the F2 folds along axial planar shear structures, displacing the steeply plunging parasitic mafic/ultramafic fold hinges into discrete litho-structural domains.
Site Geology
     The Red Lake Gold Mines property is underlain mainly by tholeiitic basalt and locally by komatiitic basalt of the Balmer assemblage. The mine sequence is completed by peridotitic komatiite, rhyolite and associated mafic intrusions of the Balmer assemblage. The steeply plunging south-southwest folded package is unconformable overlain by felsic volcaniclastics, clastic and chemical sedimentary rocks of the Bruce Channel assemblage defining an enveloping syncline anticline couplet based on younging directions, with the synform hinge located on the northside of the Campbell Complex, east of the HG Young shaft underneath Balmer Lake and the anticlinal hinge in the south central portion of the former partywall boundary and east at the Red Lake Gold Mines. The prominent fabric at the mine site is the S2 cleavage, trending northwest-southeast, axial planar of the F2 folding, plunging steeply to the south-southwest.
     The major mineralized zones, although hosted in basalt, are associated with a central ultramafic unit, which is a highly carbonatized and altered unit, believed to be either volcanic or plutonic in origin.
     Hydrothermal alteration at the Red Lake Gold Mines can be subdivided into three main phases: (1) an early alteration subdivided into (a) carbonatization and pervasive biotite (potassic) alteration and (b) early silicification and aluminosilicate-bearing alteration; (2) main-stage vein phase of barren dolomite to ankerite, cockade breccias and sheeted veinlet zones with chloritic alteration; and (3) a mineralization phase with quartz-sericite +/- cordierite alteration and a late episode of veinlet controlled biotite +/- tourmaline alteration.
     The Red Lake Gold Mines mineralized system is a wedge-shaped zone above roughly 27 level which widens upwards and is constrained by bounding fault structures on the northeast and southwest flanks. This wedge is defined by steeply south-dipping and south to South-southwestern plunging litho-structural packages of ultramafic and rhyolitic bodies, enveloped mainly by metabasalts. These bodies outline dismembered folds which also plunge steeply to the south to south-southwestern. Fold hinges are preserved between a series of steeply south-dipping and north-west to west-northwest-striking fault zones separating the detached folds, these major curviplanar fault/shear zones developed in fold limb positions and are approximately axial plane parallel.
Exploration
     Despite a prolific mining history since 1949 at the Red Lake Gold Mines, minimal exploration activity and development were focused in proximity to the former boundary which appears to transect the centroid of the ore body. Recently developed inter-mine connections provide operational flexibility and staging platforms for exploration of the internal property boundary targets. Deep exploration depends heavily upon critical development away from the ore body for quality evaluation of highly sought after high grade vein structures to depth.
     The current high priority exploration targets include the High Grade Zone and associated footwall sulphides, the Deep Campbell zone, the internal property boundary opportunities, the upper Red Lake sulphides, and surface, bulk mining opportunities. The exploration targets are characterized by relatively smaller high grade vein structures and laterally extensive footwall, lower grade, sulphide ore structures.
Mineralization
     In general, there are three types of mineralization zones encountered at the Red Lake Gold Mines, namely vein type ore, disseminated sulphide ore and replacement ore. Structures at the mine exhibit three trends: conformable northwest, north-south and east-west. The conformable structures are most common and are sub-parallel to the foliation. The vein systems follow these structures. Complex vein arrays are those which also include the north-south and east-west components. The arrays are most common near high angle mafic-ultramafic contacts. The High Grade Zone occurs in such an environment where enhanced dilatency developed and was sustained over a long period of time. Its geometry will combine both conformable and complex vein arrays overprinted by replacement mineralization.
     The ore veins are normally structurally controlled; averaging 1.5 to 1.8 metres in width and extending over strike lengths ranging from 30 to 300 metres. Sulphide replacement zones vary from 3 to 12 metres in width and extend over a strike length of 120 to 180 metres. Gold mineralization zones in the Balmer assemblage of the Red Lake Gold Mines system can be broadly subdivided into two morphological groups: planar to curviplanar zones and plunging zones.
Drilling
     Diamond drilling has been carried out at the Red Lake Gold Mines since the beginning of its operations. Over the years, various lithological descriptions have been developed for each of the complexes and these have continued to develop and change. Since the merger of Campbell and Red Lake, the Corporation has developed a new lithological coding system that incorporates both the old systems.
     On an annual basis at the Red Lake Gold Mines, in excess of 500,000 feet of definition, delineation and exploration diamond drilling is conducted.
Red Lake Complex
     The Mineral Resources and Mineral Reserves at and above the 30 level are based on over 21,000 surface and underground drill holes. Currently, the below 30 level database for the High Grade Zone and the sulphide zones contains about 5,300 diamond drill holes totalling more than 2.5 million feet of drilling.
     Exploration drill core is transported to the core facility in sealed boxes. Upon arrival it is marked up by a geologist and then geologically logged while wet. All drill core is logged using computer codes for the various rock types, mineralization, alteration characteristics and structural/geotechnical data. The shear structures containing the various mineralized zones are logged in detail to establish the zone width and sampling interval. Sections of core with high grade visible mineralization are transferred into safe locked storage to ensure that no core is lost or replaced, prior to shipping for assay.
Campbell Complex
     The Campbell drill hole database consists of a total of 23,761 diamond drill holes, drilled from underground and surface. The channel sample database consists of a total of 81,074 channel cuts. Drill core sample security is maintained throughout the year with geological supervision of transport of the core from the underground/surface drill site, through to the logging facility and to the in-house assay laboratory.
     All drill hole collars are surveyed by mine surveyors, and down hole surveys are taken either with a Maxibore survey instrument at 5 foot intervals or an acid test/Tropari every 100 feet. Most of the drill holes greater than 400 feet are surveyed using the Maxibore method. All stopes will have channel sampling taken every 8-15 feet to fill in the gaps from diamond drill intercepts. More recently, Reflex and Ranger electronic compass single-shot survey tests are conducted every 100-150 feet down the hole, especially for drill holes exceeding 500 feet in length.
     Half of the core is kept for the majority of exploration and all grassroots exploration drill programs. All holes are logged for lithology, alteration, structure and veining/mineralization and RQD where applicable.
Sampling and Analysis
     Rigorous sampling is done during production for grade control and correlation with Mineral Reserves estimates and production at the Red Lake Gold Mines. At Red Lake, muck and chip sampling is performed on a blast by blast basis by the production geology team, while muck sampling at Campbell is done by the miner during the mucking process. Muck samples are used to provide a general guide and back-up information for day-to-day operations, while test holes are required to ascertain that no mineralization is missed in the walls of the stope.
     The reconciled grade on a stope-by-stope basis is variable between reserves and actual production, but shows reasonable correlation over a longer period of time through averaging of several cut and fill lifts or multiple long-hole blocks in the same ore lens.
Sample Preparation, Analyses and Security
     Drilling, sampling, analysis, data stewardship, ore body modeling and mine planning are carried out in accordance with NI 43-101 industry standards. Regular internal auditing of the Mineral Reserve and Mineral Resource estimation processes and procedures are conducted. The sampling and analytical methods are believed to be appropriate for the style and type of mineralization. Mine geological staff has verified all databases used to generate the geological models and Mineral Resource estimates.
     As a general rule, exploration drilling, especially in new areas of potential or Inferred Mineral Resources, are sampled by taking half core using a diamond saw. Geologists mark the core saw cut using a lumber crayon. The remaining half core is saved for future reference, part of which may be used for metallurgical testing. The remaining portion of the core is stored on site. However, delineation and definition drill holes are sent as whole core for assaying.
     Sample lengths are typically in the one to three foot range, and usually shorter in the higher grade sections. Low-grade rock and waste were typically sampled over two to three foot lengths, averaging 2.20 feet, while very high grade sections were sampled over 0.5 to 2.0 foot intervals with an average of 1.60 feet. The sampling strategy is conducted diligently striking a balance between approaching a consistent sampling interval for improved population statistics while maintaining respect for geologic boundaries.
     Standard fire assay procedures with a gravimetric or AA finish (depending on the anticipated grade of the sample) are carried out on all assays of production samples. Process, most definition, muck and chip data assays are generated using the in-house assay laboratory. A constant monitoring of quality assurance/quality control practices/procedures are conducted on a regular basis to ensure low assay contamination and consistent data accuracy. Overflow sampling and the majority of exploration and surface channel, blast hole and diamond drill hole assays are analyzed at the SGS Lab at Red Lake or the ALS Chemex Lab in Vancouver, British Columbia.
     Metallic screen assay methods are done at SGS in Red Lake for samples with visible gold or for samples where fire assay results reported more than 20 ounces of gold per ton. However, there appears to be no significant difference in results between metallic screen and regular assay methods.
     Exploration assay checks (duplicates and re-runs) are conducted regularly on the pulps and rejects and at the discretion of the geologist submitting the samples where assays did not match physical observations of mineralization.
     All samples have barcode tags and are scanned into the computer at sample receiving. Upload of assays is conducted by electronic transfer of certified assay data. Hard copy, official assay certificates are archived.

Mineral Resource and Mineral Reserve Estimates
     The following table sets forth the estimated Mineral Reserves for the Red Lake Gold Mines as of December 31, 2006:
Proven and Probable Mineral Reserves (1)(2)(3)

Category	Tonnes	Grade	Contained Metal
	(millions)	(grams per tonne)	(millions of ounces)
Proven	1.16	41.48	1.55
Probable	6.09	18.57	3.64

Proven + Probable	7.25	22.24	5.19

(1)	The Mineral Reserves for the Red Lake Gold Mines set out in the table above have been estimated by Stephane Blais, P.Eng. at the Red Lake Gold Mines, who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.

(2)	Based on a gold price of $450 per ounce and an exchange rate of 1.15.

(3)	The average, diluted, cut-off grade for Mineral Reserves is 0.35 ounces per tonne (12.00 grams per tonne), but ranges from 0.20 ounces per tonne (6.85 grams per tonne) to 0.40 ounces per tonne (13.71 grams per tonne) depending on the zone and mining method. Resource models are diluted to minimum horizontal widths of 7 to 9 feet (2.12 to 2.74 metres) at a zero grade.
     The following table sets forth the estimated Mineral Resources for the Red Lake Gold Mines as of December 31, 2006:
Measured and Indicated Mineral Resources (1)(2)(3)(4)(5)
(excluding Proven and Probable Mineral Reserves)

Category	Tonnes	Grade	Contained Metal
	(millions)	(grams per tonne)	(millions of ounces)
Measured	0.69	23.29	0.51
Indicated	2.51	16.14	1.30

Measured + Indicated	3.19	17.68	1.81

Inferred	2.94	26.34	2.49

(1)	The Mineral Resources for the Red Lake Gold Mines set out in the table above have been estimated by Anthony Stechishen, P.Geo. for the Campbell Complex and Dean Crick, M.Sc., P.Geo. for the Red Lake Complex, each at the Red Lake Gold Mines, who are qualified persons under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.

(2)	Based on a gold price of $525 per ounce and an exchange rate of 1.15.

(3)	The average, diluted, cut-off grade for Mineral Resources is 0.30 ounces per tonne (10.28 grams per tonne), but ranges from 0.20 ounces per tonne (6.85 grams per tonne) to 0.40 ounces per tonne (13.71 grams per tonne) depending on the zone. The in situ block model has been diluted to minimum horizontal widths of 4 to 6 feet (1.22 to 1.83 metres).

(4)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

(5)	Numbers may not add up due to rounding.
Mineral Processing and Metallurgical Testing
Red Lake Complex
     The original Red Lake mill was built in 1948 and was dismantled in early 2000. Construction of a new mill took place during 2000. The new process facilities consist of three separate plants: the crushing plant, the processing plant and the paste fill plant. Commissioning of the crushing plant began in February 2000, the processing plant’s commissioning phase commenced in early July 2000 with the first gold bar being poured on August 1, 2000 and commissioning of the paste fill plant began in August 2000. Commercial production began on January 1, 2001.
     Unit operations in the processing plant include grinding, gravity concentrating, cyanidation, carbon-in-pulp, carbon elution and reactivation, electrowinning, bullion smelting/refining, cyanide destruction, flotation and concentrate handling. Three types of gold occur in the Red Lake Gold Mines ore requiring these various unit operations.

Campbell Complex
     The Campbell mill was designed to treat free milling and refractory gold ore at a rate of 360 tonnes per day in 1949. The throughput has been gradually increased over the years to the current 1,850 tonnes per day.
     Conventional crushing and grinding is followed by gravity concentration to recover free milling gold. Refractory gold, finely disseminated in the arsenopyrite and pyrite matrix, is recovered by flotation followed by pressure oxidation, neutralization and CIL.
Mining Methods
     The mining methods currently in use at the Red Lake Gold Mines are grouped into four categories: overhand cut and fill, underhand cut and fill, pillar recovery and longhole. The methods were chosen for, among other things, the following reasons: (a) to selectively mine high variable and complex ore structures, allowing for full production geology control of each ore blast; (b) to reduce dilution in order to make the most of the limited available hoisting capacity by optimizing the grade of the ore hoisted; (c) to mitigate the potential for and damage from seismic events by controlling the open mining span, providing better control of the mining sequence and minimizing the creation of sill pillars; (d) to maximize ore recovery; and (e) to develop methods that could be applied to future mine expansion at depth.
Environmental Considerations and Permitting
     Red Lake Gold Mine operates under the Corporation’s sustainability policy which commits the operation to a defined standard of environmental stewardship. Red Lake Gold Mine has developed a series of management programs for environmental activities, tailings management and occupational health and safety that enable the Corporation to reach its commitments.
     All requisite permits have been obtained for the mining and continued development of the mine site and are in good standing. All requisite permits have been obtained for the mining and continued development of the mine site and are in good standing. Federal and provincial environmental legislation is recognized through policies and practices on the site that ensure compliance. The most comprehensive on-site environmental program covers the tailings effluent monitoring. A mine closure plan has been submitted to the Ministry of Northern Development and Mines and the technical portion of the document has been accepted. The tailing ponds are situated on the surface rights in Balmer Township.
     Campbell dealt with the negative environmental consequences of arsenopyrite contamination in waste rock and tailings pond discharge by constructing a nine hectare wetland. Copper, ammonia and low levels of other contaminants are removed through naturally occurring water treatment as the discharge water moves through the wetlands during the ice-free season. This process made Campbell one of the first gold mines in Ontario to harness natural, microbial forces to produce a non-toxic discharge. This system is being introduced to the Red Lake Gold Mines.
     The tailings management facility is currently undergoing modifications to address current mill and mine effluent to ensure discharge water continues to meet all provincial and federal regulations.
Peñasquito Project, Mexico
     M3 Engineering & Technology Corp. (“M3”) prepared a feasibility report dated July 31, 2006 entitled “Peñasquito Feasibility Study: 100,000 MTPD NI 43-101 Technical Report” (the “Peñasquito Report”). The following description of the Peñasquito Project has been summarized, in part, from the Peñasquito Report and readers should consult the Peñasquito Report to obtain further particulars regarding the Peñasquito Project. The Peñasquito Report is available for review on the SEDAR website located at www.sedar.com under Glamis’ profile.

Property Description, Location and Accessibility
     The Corporation owns, through its wholly-owned Mexican subsidiary, Minera Peñasquito, S.A. de C.V. (“Minera Peñasquito”), 100% of the mineral rights to a large area covering approximately 39,000 hectares located in the north-eastern portion of the State of Zacatecas in north-central Mexico (the “Peñasquito Property”). The closest major town is Conception del Oro which lies approximately 27 kilometres west of the Peñasquito Property on Mexican highway 54, a well maintained, paved highway which links the major cities of Zacatecas (in the state of Zacatecas), approximately 250 kilometres to the southwest with Saltillo (in the state of Coahuila) approximately 125 kilometres to the northeast.
     Investigations on the Peñasquito Property have identified several major sulphide mineralization zones with significant values of silver, gold, zinc and lead. The Peñasquito Report considers the economic development of two zones, the Peñasco (the “Peñasco Zone”) and the Chile Colorado (the “Chile Colorado Zone”), which have been the subject of most of the geological and metallurgical investigations to date (collectively the “Peñasquito Project”). Preliminary resource investigation has been performed on two additional zones, Azul Breccia and El Sotol, but no development plan has yet been evaluated for these zones. In addition to the sulphide mineralization, the Peñasco Zone and the Chile Colorado Zone also have substantial oxide ore and mixed ore (oxide/sulphide transition material) caps which contain recoverable gold and silver. The gold and silver recovered from the oxide and mixed ores have been included in the Peñasquito Project economic evaluation.
     The following table lists the mineral claims associated with the development of the Peñasquito Project. This table is not a complete list of Minera Peñasquito’s mineral interests associated with the Peñasquito Property.
List of Pertinent Claims — Peñasquito Project

Claim	Type	Title	File No.	Area (Hectares)	Date Issued	Expiry Date
EL PEÑASQUITO	Exploitation	196289	43/885	2.000	1993-07-16	2011-07-11
LA PEÑA	Exploitation	203264	07/1.3/547	58.000	1996-06-28	2046-06-27
LAS PEÑAS	Exploitation	212290	8/1.3/00983	40.000	2000-09-29	2050-09-28
ALFA	Exploitation	201997	7/1.3/485	1100.000	1995-10-11	2045-10-10
BETA	Exploitation	211970	8/1.3/01137	2054.761	2000-08-18	2050-08-17
SEGUNDA RED. CONCHA	Exploration	218920	8/2/00018	23304.691	2006-11-22	2050-11-06
MAZAPIL 3 F. I	Exploration	217001	007/13852	1950.702	2002-06-14	2008-06-13
MAZAPIL 10	Exploration	223327	93/26975	1073.555	2004-10-02	2010-10-01
     A 2% net smelter return royalty is owed to Royal Gold, Inc. (as a result of its acquisition of Kennecott Canada Explorations Inc. (“Kennecott”) in 2006) on production from the Peñasquito Project.
     There is no previous mine development of any form in the immediate area of the Peñasco Zone and the Chile Colorado Zone and as such no environmental liabilities are attached to the Peñasquito Project.
Physiography, Climate and Infrastructure
Physiography
     The Peñasquito Project area lies within a wide valley bounded to the north by the Sierra El Mascaron and the south by the Sierra Las Bocas. Except for one small outcrop, the area is covered by up to 30 metres of alluvium. The terrain is generally flat, rolling hills. Vegetation is mostly scrub, with cactus and coarse grasses. The prevailing elevation of the Peñasquito Project is approximately 1900 metres above sea level.
Climate
     The climate in the area of the Peñasquito Project is generally dry with precipitation being limited for the most part to a rainy season of June and July. Annual precipitation for the area is approximately 700 millimetres, most of which falls in the rainy season. Temperatures range between 20 degrees Celsius and 30 degrees Celsius in the summer and 0 degrees Celsius to 15 degrees Celsius in the winter.
Access and Infrastructure
     An adequate network of road and rail services exists in the region to support the Peñasquito Project. Road access to the Peñasquito Project is presently gained west out of Conceptión del Oro. The road is very steep immediately west of Concepción del Oro with numerous tight switch-backs. It is either paved or cobbled and maintained to approximately 6 kilometres from the Peñasquito Project, where the road becomes a well-maintained gravel road. The Chile Colorado Zone is within two kilometres of this main road and the Peñasco Zone lies adjacent to the road. There is one railhead approximately 100 kilometres to the west.
     A new road is being constructed by the State of Zacatecas from just east of the Peñasquito Project to Highway 54 approximately 25 kilometres south of Concepción del Oro. This road will provide good access to the Peñasquito Property. The road is approximately 70% complete with about 2.5 kilometres yet to be completed over a mountain pass. Construction of the road has been halted for lack of government funds. The final portion of the road must be completed before the start of construction at the Peñasquito Project and it is anticipated that Glamis will need to fund approximately $2 million of construction costs. Use of this new road will eliminate the rather steep switchback sections of the current cobblestone road just west of Concepción del Oro and the town of Concepción del Oro itself.
     Negotiations for a high voltage power line right-of-way are in progress.
     Given the mining experience in the area and the high unemployment rate, there is expected to be an adequate pool of mining personnel available.
     There is adequate space for development of the process facilities and the tailings and waste areas. The tailings disposal will be constructed as a four-sided containment area using mine waste for a starter dam and tailings for raising the embankment. In general, this is a very favourable site for development.
Surface Rights
     Surface rights covering the Peñasquito Project are held by one private individual and three Ejidos. Minera Peñasquito is currently in negotiations to finalize surface rights to the land required for the project. Signatures indicating agreement to the granting of access to Minera Peñasquito have been obtained from the Ejidos and the private owner.
     An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, an Ejido controls surface rights over communal property through a board of directors which is headed by a president. An Ejido may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to rent or sell the land. Negotiations with individual members of the Ejido regarding their specific parcels are in progress at this time. Relations with the Ejidos remain positive.
Water
     A study has been conducted to confirm adequate water capacity for the Peñasquito Project and a report was submitted to the applicable Mexican authorities on December 15, 2004. Typically, the multi-department review takes between 8 to 12 months. Upon completion of the review, the report and associated findings are published in the official Diary of the Federation. A letter of intent was prepared for a concession to pump up to 10 million cubic metres of water per year to be used for the Peñasquito Project. This letter was submitted in April 2005. The Mexican authorities have given a preliminary indication that they will permit an allocation of 5 million cubic metres of water per year for the Peñasquito Project. Additional drilling is ongoing to support an application for the remaining 5 million cubic metres of water per year needed to support the production at the Peñasquito Project.

History
     The region in which the Peñasquito Property is located has a strong tradition of mining going back to the mid 1500s when silver mining first started in the region and the city of Zacatecas was founded. Up until the 19th century, 20% of all silver mined in the world was reportedly mined from the region surrounding the City of Zacatecas. Mining remains active in the State of Zacatecas.
     Some limited exploration of the Peñasquito Project area was carried out during the 1950s, however, it was not until 1994 when Kennecott initiated a comprehensive exploration program in the project area that the size and potential of the mineralized system were recognized.
     Western Silver acquired 100% of the Peñasquito Project from Kennecott in March 1998. On August 24, 2000, Western Silver optioned the Peñasquito Property to Mauricio Hochschild & Cia Ltda. (“Hochschild”), a Peruvian company. During the fourth quarter of 2000, Hochschild completed a 14 hole, 4,601 metre drill program, with 11 holes drilled in the Chile Colorado Zone and adjacent area. However, Hochschild returned the property to Western Silver after spending more than $1 million on drilling and land payments.
     In 2002, Western Silver began actively drilling the Peñasquito Property and continued to do so up until May of 2006 when Glamis acquired Western Silver. Exploration drilling has recently focused on the Peñasco Zone.
Geological Setting
     The local geology is dominated almost entirely by the rocks of the Mexico Geosyncline, a 2.5-kilometre thick series of marine sediments deposited during the Jurassic and Cretaceous Periods and consisting of a 2,000-metre thick sequence of carbonaceous and calcareous turbidic siltstones and interbedded sandstones underlain by a 1,200-metre thick limestone sequence.
     A large granodiorite stock is believed to underlie the entire area and the sediments of the Mexico Geosyncline are cut by numerous intrusive dykes, sills and stocks of intermediate to felsic composition.
     Both the sediments of the Mexico Geosyncline and the granodiorite are believed to have been intruded along the western and southern margins of the granodiorite by one or two quartz-feldspar porphyry stocks. The porphyry stocks did not reach surface but are at depth. They are represented at the bedrock surface by two hydrothermal diatreme breccia pipes, the Azul Breccia Pipe and the Outcrop Breccia Pipe. There is a single outcrop of silicified breccia of the Outcrop Breccia Pipe which is associated with the Peñasco Zone. It is the only outcrop on the property.
     Both breccia pipes are believed to have erupted and breached the surface. Their eruption craters and ejecta aprons have since been eroded away, and the current bedrock surface at the Peñasquito Property is estimated to be on the order of 50-75 metres below the paleo-eruption surface. Both of the breccia pipes sit within a hydrothermal alteration shell of propylitic alteration that has largely been overprinted by weak phyllic alteration that intensifies at depth.
Mineralization
     Sulphide mineralization occurs in the Chile Colorado Zone and the Peñasco Zone that are hosted in the Outcrop Breccia Pipe and it occurs in association with other breccias located on the property.
     The Peñasco Zone is in the east half of the Outcrop Breccia Pipe directly above the projected throat of the breccia pipe. In plan view, the Peñasco Zone is ovoid in shape, is at least 500 metres wide in an east-west direction and is 1000 metres long in a north-south direction. It has formed around a complex series of small quartz-porphyry stocks and dikes with some felsite dikes. It is composed of disseminations and veinlets of medium to coarse-grained sphalerite-galena-argentite, other unidentified silver sulfosalts, minor tetrahedrite-polybasite and common gangue of calcite-rhodochrosite-quartz-fluorite.
     The intrusive rocks themselves are also often mineralized. Mineralization also extends upwards along the north and south contacts of the Outcrop Breccia Pipe. At the south contract, it extends upwards in the mixed clast breccia adjacent to the northwest faults that cut the breccia pipe.
     The most common mineral host is the intrusive hydrothermal breccia. This breccia is the dominant rock below the 1,600-metre level. It also is widely distributed as a halo around the porphyry stocks and dikes. The porphyry often appears to brecciate into the intrusive hydrothermal breccia as it passes upwards. Mineralization is present in the upper mixed clast breccia along the south contact, the quartz-feldspar porphyry intrusive breccia and, to a lesser extent, the quartz-porphyry dikes. The felsite dikes are at times also good mineral hosts.
     The mineralization of the Chile Colorado Zone normally occurs as both veining and narrow fracture filling, hosted in weakly silicified sandstone, siltstone or shale. The mineralization has been interpreted to represent stockworks, localized by a north-south trending fracture zone.
     Sphalerite and galena associated with carbonate and pyrite occur as massive veins. Pyrite, sphalerite and galena have also been observed as discrete crystals and disseminations within sandstone units. Late state carbonates and pyrite fracture fillings occur throughout the sediments.
Exploration
     Kennecott completed numerous air and ground based geophysical surveys on the Peñasquito claim groups between 1994 and 1997. The aeromagnetic survey of the region defined an 8 kilometres by 4 kilometres, north-south trending magnetic high centered roughly on the Outcrop Breccia. Drilling during 1996 resulted in the discovery of the Chile Colorado Zone.
     Kennecott completed an extensive rapid air blast (“RAB”) drilling campaign across much of the Peñasquito Project area after the discovery of the Chile Colorado Zone. This program, designed to systematically test the entire project area, consisted of 250 holes. The holes penetrated the extensive overburden cover and collected chip samples from anomalies, which had been discovered during the numerous geophysical surveys as well as outlining other, previously unknown anomalies. Twenty-eight of the RAB holes in this campaign by Kennecott were drilled within and immediately adjacent to the Peñasco Zone. The geochemical survey results indicated that further exploration was warranted in this area. Exploration drilling results have subsequently confirmed significant mineralization in the Peñasco Zone.
     During 1998 Western Silver completed nine core holes (3,185 metres) and 13.4 line kilometres of geophysical surveying. Most of the work was focused on the Chile Colorado Zone and the adjacent area. In 2004, Western Silver initiated additional geophysical surveys that extended coverage on the older lines, and extended coverage to the east of the pre-existing coverage. The geophysical database for the Peñasquito Project area now provides a detailed electric cross-section that images changes in geology, and appears to identify specific targets of interest.
Drilling
     The Peñasquito Property has been drilled by different operators over several campaigns and phases beginning in 1995. Drilling has focused on the exploration of three principal areas: the Chile Colorado Zone, the Azul Zone (Azul Breccia, Azul NE and Luna Azul) and the Peñasco Zone, including El Sotol adjacent to the Peñasco Zone. Work is presently concentrated on both in-fill and step-out exploration drilling of the Peñasco Zone.
     The following table summarizes drilling performed and assayed to date on the Peñasquito Property. This data has been used in the preparation of the resource estimates used in the Peñasquito Feasibility Study. Additional extensive drilling is ongoing.

Summary of Project Drilling at the Peñasquito Project — Through to June 30, 2006

	Number of	Metres of	Average Hole
Calendar Year	Drill Holes	Drilling (1)	Length (metres)
1994-1997 Drilling (Kennecott)	71	23,929	337
1998 Drilling (Western Silver)	9	3,185	354
2000 Drilling (Hochschild)	14	4,601	329
2002 Drilling (Western Silver)	45	19,795	440
2003 Drilling (Western Silver)	99	26,695	270
2004 Drilling (Western Silver)	120	57,051	475
2005 Drilling (Western Silver)	138	91,220	661
2006 Drilling to June 30 (Western Silver and Glamis)	32	22,944	717

Drilling Total	528	249,420	473

(1)	15,135 metres are reverse circulation drilling; the balance are diamond core.
Sampling, Analysis, Security and Data Verification
     Due to the alluvial cover, the vast majority of resource sampling at the Peñasquito Project has been done using either reverse circulation or diamond core drilling. All drilling in 2004 and most other drilling has been primarily large size core drilling, but narrower diameter core was used at depth in the longer holes.
     Minera Peñasquito has sampled drill holes from bedrock to final depth. The standard sample interval is 2.0 metres. Some samples are limited to geological boundaries and are less than 2.0 metres in length. A senior geologist examined the core, defined the primary sample contacts, and designated the axis along which to cut the core. Special attention in veined areas was taken to ensure representative splits were made perpendicular and not parallel to veins.
     Geological logging is very detailed and follows the geological legend on a regional scale. Once the core was measured, marked, photographed, and logged geotechnically and geologically, the core boxes were brought to the diamond saw cutting stations. The core was sawed in half, One-half of every sample was placed into a heavy plastic bag that the splitter’s helper had previously marked with the drill hole and sample number and the sample tag was inserted into the plastic bag. Standard Reference Material samples and blanks were inserted into the sample stream going to the assay laboratory in a documented sequence on a frequency of approximately 1 in 20 samples.
     A Minera Peñasquito truck transported the sacks to the ALS Chemex Laboratories (“ALS”) in Guadalajara, Mexico approximately once per week, where the samples were prepped and pulped. Pulps were then sent to ALS in Vancouver, British Columbia where they were assayed and checked. Almost all of the drilled intervals are assayed for gold, silver, lead and zinc. At present ALS is Minera Peñasquito’s primary assay lab. Check samples were also sent to Acme Laboratories of Vancouver. Both ALS and Acme are ISO9002-certified laboratories and both use industry standard sample preparation procedures.
     The sample preparation procedures on site before shipment to the laboratory have been independently reviewed and deemed secure and adequate. An independent sampling, preparation and assaying audit has not been performed.
     QA/QC procedures employed by Minera Peñasquito have been independently reviewed by IMC and no significant concerns were noted.
     Based on a review of Minera Peñasquito’s sample preparation, analysis, security, and QA/QC procedures to date with respect to database verification, the database used for the resource estimates is deemed in the Peñasquito Feasibility Study to be accurately compiled and maintained, and is suitable for use in mineral resource estimation. Approximately 90% of the data base assays were run on Minera Peñasquito samples.
     The Peñasquito Feasibility Study states that no significant problems were identified during reviews of the drilling data, that the holes appear to have been properly located and downhole-surveyed and to have recovered an adequate sample (core recovery during the later Minera Peñasquito campaigns averaged 97.8%).
     Several thousand gold, silver, lead and zinc check assays run by a check laboratory (usually Acme) on pulps prepared by the primary laboratory that ran the data base assays (usually Chemex) are available for the Kennecott campaign and for Minera Peñasquito Drilling Phases 1, 2, 3, 5, 6, 7, 8, 9, 10 and 11. These assays act as a check on the analytical procedures used by the primary lab. A few hundred gold, silver, lead and zinc assays run by a check lab (Acme, M3/Hazen Research or Davis Metallurgical Laboratories) on fresh pulps prepared by the check lab are available for Minera Peñasquito Drilling Phases 1, 2, 3, 7, 8, 9, 10, 11, 12, 13, and 14. These assays act as a check on both the analytical and the sample preparation procedures used by the primary lab. No check assays are available for the Hochschild, 1998 and Minera Peñasquito Phase 4 campaigns, and as of the time of writing the Peñasquito Feasibility Study, check assaying for Minera Peñasquito Phases 15, 16, and 17 was in progress.
     The Peñasquito Feasibility Study states that the check assay comparisons show generally acceptable overall agreement between the primary and check labs for all of the campaigns/phases for which check assays are available. Standard and blank assaying results also appear to be generally acceptable. It is reported in the Peñasquito Feasibility Study that there are indications that some of the data base silver assays run by Chemex during the later Minera Peñasquito phases may be biased 5-15% low as a result of analytical factors, but this bias cannot presently be confirmed, and the errors introduced into net smelter return value estimates would be minimal even if it did exist.
     The check assay data was supplemented by performing numerous paired comparisons of grades from different drilling and assaying campaigns, including those for which no check assays are available. The results show no evidence to indicate that any of the Minera Peñasquito and Kennecott data base assays are affected by large analytical or sample preparation biases. However, they do suggest that the Hochschild grades are quite heavily high-biased relative to the Kennecott and Minera Peñasquito grades for gold, silver, and zinc. No Hochschild samples were available for re-assay, so the precautionary decision was taken not to use the Hochschild assays when estimating grades in the resource model. The paired-comparison reviews did not detect any biases between core and reverse circulation drilling. (About 10% of the exploration drilling is reverse circulation.)
Mineral Resource and Mineral Reserve Estimates
     The following table sets forth the estimated Mineral Reserves for the Peñasquito Project as of December 31, 2006:
Proven and Probable Mineral Reserves (1)(2)(3)(4)

			Grade				Contained Metal
Deposit	Category	Tonnes	Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc
		(millions)	(grams	(grams	(%)	(%)	(millions	(millions	(millions	(millions
			per	per			of ounces)	of ounces)	of pounds)	of pounds)
			tonne)	tonne)
Peñasquito Project	Proven	267.92	0.60	35.4	0.38	0.81	5.18	305.3	2,267	4,758
Mill	Probable	209.01	0.60	30.2	0.31	0.70	4.01	203.0	1,416	3,224

	Proven + Probable	476.93	0.60	33.2	0.35	0.76	9.19	508.3	3,683	7,982

Peñasquito Project	Proven	68.24	0.27	24.2	—	—	0.59	53.0	—	—
Heap Leach	Probable	18.81	0.33	22.4	—	—	0.20	13.5	—	—

	Proven + Probable	87.06	0.28	23.8	—	—	0.79	66.5	—	—

(1)	The Mineral Reserves for the Peñasquito Project set out in the table above have been estimated by James S. Voorhees, P.Eng., formerly at Glamis, who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.

(2)	Based on a gold price of $450 per ounce, a silver price of $7 per ounce, a lead price of $0.30 per pound and a zinc price of $0.60 per pound.

(3)	The average, diluted, cut-off grade for Mineral Reserves is 0.35 ounces per tonne (12.00 grams per tonne), but ranges from 0.20 ounces per tonne (6.85 grams per tonne) to 0.40 ounces per tonne (13.71 grams per tonne) depending on the zone and mining method. Resource models are diluted to minimum horizontal widths of 7 to 9 feet (2.12 to 2.74 metres) at a zero grade.

(4)	Numbers may not add up due to rounding.
     The following table sets forth the estimated Mineral Resources for the Peñasquito Project as of December 31, 2006:
Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)
(excluding Proven and Probable Mineral Reserves)

			Grade				Contained Metal
Deposit	Category	Tonnes	Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc
		(millions)	(grams	(grams	(%)	(%)	(millions	(millions	(millions	(millions
			per	per			of ounces)	of ounces)	of pounds)	of pounds)
			tonne)	tonne)
Peñasquito Project	Measured	114.30	0.32	26.4	0.25	0.67	1.18	96.9	632	1,676
Mill	Indicated	156.90	0.29	26.0	0.29	0.62	1.45	131.2	990	2,129

	Measured + Indicated	271.20	0.30	26.2	0.27	0.64	2.62	228.1	1,622	3,805

	Inferred	2,404.60	0.18	11.0	0.10	0.29	13.76	849.3	5,389	15,638

Peñasquito Project	Measured	16.10	0.13	13.6	—	—	0.07	7.1	—	—
Heap Leach	Indicated	21.10	0.14	17.4	—	—	0.10	11.8	—	—

	Measured + Indicated	37.20	0.13	15.8	—	—	0.16	18.9	—	—

	Inferred	172.0	0.07	5.8			0.39	31.8

(1)	The Mineral Resources for the Peñasquito Project set out in the table above have been estimated by James S. Voorhees, P.Eng., formerly at Glamis, who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.

(2)	Based on a gold price of $648 per ounce, a silver price of $10.08 per ounce, a lead price of $0.43 per pound and a zinc price of $0.86 per pound.

(3)	The average, diluted, cut-off grade for Mineral Resources is 0.30 ounces per tonne (10.28 grams per tonne), but ranges from 0.20 ounces per tonne (6.85 grams per tonne) to 0.40 ounces per tonne (13.71 grams per tonne) depending on the zone. The in situ block model has been diluted to minimum horizontal widths of 4 to 6 feet (1.22 to 1.83 metres).

(4)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

(5)	Numbers may not add up due to rounding.
Proposed Mining Operations
Mine Plan
     The mine plan for the Peñasquito Project provides for sulphide ore to be processed by a mill — flotation plant that will produce two concentrates for sale: a lead concentrate and a zinc concentrate. The mine plan provides for oxide and mixed ores to be processed by a heap leaching facility that will produce a silver and gold doré.
     The mine plan provides for a combined production schedule for both sulphide and oxide ores from both the Peñasco and Chile Colorado Zones. The start of mining operations is expected to begin in calendar year 2008, and is taken as Year 0 in the mining schedule. It is planned that half way through Year 1, sufficient sulphide ore will be available such that the mill operation can begin under a 6-month startup and commissioning mode. Commercial mill production is scheduled to begin in Year 2 and is planned to continue through Year 3 at an annual mining rate of 18.2 million tonnes of sulphide ore per year. Starting in Year 4, it is planned that production of sulphide mill ore will increase to a rate of 36.5 million tonnes per year. The mine plan provides for the total material mined per year to increase over the first 5 years to peak at 179.0 million tonnes per year (511,430 tonnes per day).
     The current ore reserves are 476.9 million tonnes of sulphide ore, 87.1 million tones of leach ore with a life of mine waste to ore ratio of 2.76:1. Commercial sulphide production is scheduled for 17 years.
Environmental Permitting
     The Corporation has obtained all permits required for full mine and mill construction and operation of the

Peñasquito Project. The permits and approvals granted include the primary project permit, the high voltage transmission line, construction permits, water permits and electrical power permits.
Metallurgical Testing
     Metallurgical test work initiated since the completion of a pre-feasibility study in 2004 includes comminution testing, flotation testing, modal analyses, and gravity testing, all for the sulphide process. For the oxide process, bottle roll and column leach tests have been performed. Additional work is in progress for both the sulphide and oxide mineralization. Samples from both the Chile Colorado and the Peñasco Zones are being tested. Most of the work now in progress and planned for the near future utilizes metallurgical diamond drill hole (“DDH”) samples produced in late 2004 and early 2005. A program consisting of 13 DDKs was completed in February 2005. The program produced approximately 3,400 metres of PQ (83 millimetres) and 600 metres of HQ (64 millimetres diameter) core. The core from the sulphide zone was shrink-wrapped to prevent oxidation. Crushed sulphide samples are also being stored in freezers until they can be tested. Additionally, bulk samples for run-of-mine testing of the oxide ore were extracted from four hand-dug wells in the Peñasco Zone.
Economics
     The following are the current projected economic parameters for the Peñasquito Project as set out in the Peñasquito Feasibility Study:

Mine life (years)	17
Mill throughput (tonnes per day)	100,000 (50,000 initial)
Initial capital cost (millions)	$882
Sustaining capital (millions)	$327

Average Annual Payable Metal:
Gold (troy ounces)	387,500
Silver (troy ounces)	22,846,000
Lead (tonnes)	71,125
Zinc (tonnes)	137,400
Total production as gold equivalent (troy ounces)	1,393,300 (for scale comparison only)

Unit operating costs:
Mining cost per total tonne	$0.81
Milling cost per ore tonne	$2.98
G&A cost per ore tonne	$0.22

Average total cash costs per unit (lead as by-product):
Gold (per ounce)	$125
Silver (per ounce)	$4.91
Zinc (per pound)	$0.44
Total cash cost per ounce gold production (utilizing all other metals as by-products)	$(378)

Metals price assumptions:	Base Case	Low Case	High Case
Gold (per ounce)	$532.74	$450	$650
Silver (per ounce)	$8.84	$7.00	$10.00
Zinc (per pound)	$0.787	$0.60	$0.86
Lead (per pound)	$0.424	$0.30	$0.43
Project IRR (after tax)	18.7%	10.2%	23.4%
After Tax NPV 0% Discount (millions)	$3,256	$1,560	$4,334
After Tax NPV 5% Discount (millions)	$1,521	$514	$2,161
Payback (years)	5.6	7.6	4.8
     Optimization and detailed design for the Peñasquito Project is continuing and certain of the project parameters may change as such work progresses. No smelting, refining or transportation contracts have yet been entered into, nor have any discussions in respect of such been initiated.
Alumbrera Mine, Argentina
Property Description and Location
     The Alumbrera Mine consists of the following five facilities, with support offices located in Tucumán, Catamarca City, Rosario and Buenos Aires:
•	an open pit mine, processing facilities and central administration offices at Alumbrera, Catamarca;

•	a 316-kilometre concentrate slurry pipeline through Catamarca and Tucumán Provinces;

•	a 202-kilometre, 220 kilovolt power line from the project’s substation at El Bracho, Tucumán;

•	a filter plant and rail loading facilities at Cruz del Norte, Tucumán; and

•	a port, handling facilities and train maintenance facilities at San Martìn near Rosario, Santa Fé.
     The open pit mine is located on a 600 hectare mining lease at Alumbrera, near Belen in northwestern Argentina, 1,100 kilometres northwest of Buenos Aires. The mining lease encompasses all mineralized areas of the deposit. Immediate mine infrastructure and other mine facilities cover an additional permitted surface area of 5,200 hectares. The mine is located in a valley west of the easternmost range of the Andes at an elevation of 2,600 metres above sea level.
     The Alumbrera Mine processes ore through conventional crushing, grinding, sulphide flotation and gravity gold circuits. Concentrate slurry from the processing facilities is pumped 316 kilometres to a filter plant at Cruz del Norte. Concentrates from the filter plant are shipped 830 kilometres by rail from Cruz del Norte, Tucumán to Puerto Alumbrera. The port is located in San Martín, Rosario in the Province of Santa Fé. The port operation and maintenance facilities are contained within a 12 hectare lease which includes a rail-switching yard with approximately 8,200 metres of rail. Port facilities include a rail car unloading building and 50,000 tonne storage shed.
     All mining prospects in the Farallón Negro district, the region including Alumbrera, are enclosed by a 344 square kilometre national mineral reserve and are owned and administrated by Yacimientos Mineros de Agua de Dionisio (“YMAD”), a quasi-government mining company. MAL has the right to exploit the Alumbrera Mine pursuant to an agreement between MAL and YMAD (the “UTE Agreement”) signed in April 1994, as amended. The UTE Agreement defines the working relationship between the parties, including royalty obligations, and requires that ownership of certain of the infrastructure revert to YMAD after completion of operations.
Royalties
     MAL is required to pay a 3% royalty (the “Boca Mina Royalty”) to the provincial government of Catamarca. The royalty is calculated on the value of mineral substances at the mine mouth after certain allowable deductions. Allowable deductions include all processing and transportation costs, but exclude mining costs and all depreciation. MAL commenced payments of the Boca Mina Royalty in 1998.
     Under the terms of the UTE Agreement, MAL is also obliged to pay a royalty to YMAD equal to 20% of net proceeds after capital recovery and other adjustments to begin in the fiscal year following the one in which positive net proceeds are realized. Prior to this occurring, MAL is obligated to pay YMAD each fiscal year, beginning after the second full fiscal year following the commencement of commercial production and ending the year in which MAL begins to pay the net proceeds royalty, an advance royalty equal to (i) if net income is less than $1 million, 5% of net income; or (ii) if net income is more than $1 million, the greater of 5% of net income and $1 million only after the capital recovery and certain other adjustments, which have not occurred to date under the UTE Agreement methodology for this calculation.

Accessibility, Climate, Local Resources, Infrastructure and Physiography
     Alumbrera is about 1,100 kilometres northwest of Buenos Aires and six hours by paved and dirt roads from the airport at San Miguel de Tucumán. Located in Hualfin District, Belen Department, Catamarca Province, the deposit is 95 kilometres northeast of the town of Belen and approximately 50 road-kilometres northwest of Andalgalà. The project is served by air and all-weather roads. MAL has scheduled flights and road transport to and from Tucumán and Catamarca and the mine site. On average, more than 2,100 people are transported by road and more than 2,500 people are transported by air every month.
     The climate is arid to semi-arid with topography and vegetation similar to the Arizona-Sonora desert. The Alumbrera Mine is near the boundary between the Sierras Pampeanas and Puna physiographic provinces and the area is sparsely populated. Average mean temperature is 17 to 18 degrees Celsius and average minimum and maximum temperatures range between 8 and 10 degrees Celsius and 22 and 27 degrees Celsius. Temperatures can be as low as minus 10 degrees Celsius in the winter and as high as 40 degrees Celsius in the summer. Average mean rainfall is 160 millimetres, occurring predominantly during the months of December through March. Light snows can occur in the winter.
     Mine site infrastructure includes offices, a warehouse, a laboratory, a medical centre, a permanent camp and workshops. Site facilities include two accommodation camps, catering, medical and indoor and open-air recreation facilities. The mine’s main water supply originates from a bore field, Campo Arenal, and is delivered to the mine site through a 30-kilometre pipeline. The mine maintains a 1.7 million cubic metre water reservoir. A 202-kilometre long 220-kilovolt power line provides electrical power to the mine site from a substation at El Bracho, Tucumán. The power line, with 530 transmission towers, was constructed to provide access to the national power grid.
     Topographically, (prior to commencement of mining) the deposit at the Alumbrera Mine was a bowl-shaped, ellipsoidal depression oriented northeast-southwest surrounded by ridges formed mostly by andesitic breccia of the Farallón Negro volcanics. The floor of the bowl covers an area of 2.5 square kilometres. It is characterized by altered yellowish and reddish rocks that are the oxidized and weathered “surface rind” of hydrothermally altered and mineralized zones that were easily weathered in the recent geologic past, thereby forming the bowl.
History
     The Alumbrera area has been known for its veins of copper and gold deposits and alum since at least the 19th century. Small-scale mining activity took place at the end of the 19th century and during the early 20th century at the southern edges of the present mine area. In 1950, the Alto de la Alumbrera veins were sampled by the government for copper and gold. In 1963, a mapping and geochemical survey defining a deposit of disseminated/scattered copper was conducted. In 1969, YMAD carried out a thorough geological geochemical prospecting program and completed four short drill holes.
     From 1973 to 1976, the government carried out a geophysical study (induced polarization and magnetism) and commenced a drilling program. Drilling was completed over several years with 6,000 metres drilled from 1974 to 1976. YMAD carried out resource mapping and evaluation from available drill holes. From 1975 to 1982, there was intermittent drilling to complete a total of 18,970 metres and 71 drill holes for the period 1968 to 1981.
     From 1985 to 1988, YMAD investigated open pit mining and heap leaching of ore from the central gold-rich oxidized zone. An additional 1,283 metres of drilling, averaging 50 metres per hole, was completed. Feasibility studies were prepared in 1986 and 1988.
     From 1992 to 1993, another feasibility study was conducted. Geological exploration activity included geotechnical investigations, a core relogging program and a diamond drilling program, mineralogical assessments and a complete reinterpretation of the deposit geology. A geology and metal grade block model of the deposit was generated.

     In October 1994, MAL completed a 20-hole, 8,000-metre diamond drillhole program. Drilling was concentrated in the southern flank of the orebody and within the area to be mined during the first five years of the open pit life. In 1995, MAL commenced mining activities in the mine area. In August 1997, project commissioning commenced with the processing of the first ore from the mine. In December 1999, the mine achieved production and performance tests under terms of project financing.
     MEB negotiated an interest in the project from YMAD in 1990, establishing MAL as the entity to exploit the deposit in 1993. MIM purchased a 50% interest in MAL in 1994. MEB, with a 50% remaining interest in MAL, was subsequently acquired by Rio Algom Ltd. and North Ltd. in 1995. RTP acquired North Ltd. in August 2000. Billiton acquired Rio Algom Ltd. in October 2000. BHP and Billiton merged during 2001 to form BHP Billiton. In 2003, Goldcorp acquired the RTP 25% indirect interest in Alumbrera together with 50% of BHP Billiton’s indirect interest in Alumbrera. Also in 2003, MIM was acquired by Xstrata. As a result, Xstrata holds a 50% interest in, and are the operators of, the Alumbrera Mine. Goldcorp holds a 37.5% interest and a third party holds a 12.5% interest.
Geological Setting
Regional Geology
     Alumbrera was emplaced in the late Miocene Farallón Negro — Capillitas volcanic flow and breccia complex, situated in the Sierra de Capillitas. This high-potassium calc-alkaline shoshonitic to banakitic volcanism is the easternmost expression of subduction related volcanism which appears to have developed in block-faulted areas on Palaeozoic crystalline basement along the Andean Cordillera in the late Miocene. The Farallón Negro complex lies near the boundary of nearly flat and 30-degree east dipping segments of the subducting Nazca Plate, a discontinuity expressed by the east-west boundary between the Puna and Sierras Pampeanas provinces, by a 50-kilometre right-lateral offset in the Andes crest and by the east-west trend of Neogene volcanoes of the Ojos de Salado chain west of Alumbrera and the Farallón Negro centre.
     Alumbrera and its host stratovolcano lie between two northeast-trending lineaments, the Hualfin and Aconquija, which may have localized volcanism and mineralization in tension fractures between them. The volcanism was controlled by sinistral pull-apart tectonics along a major northwest trending lineament. The Farallón Negro volcanic and intrusive complex was a stratovolcano formerly up to 6 kilometres high and approximately 16 kilometres in diameter, which evolved from more mafic pyroxene andesites to more hornblende and biotite bearing andesites and dacites. Volcanism was followed by the emplacement of the mineralization-related dacite porphyries. The location of the dacite porphyries coincides with the eruptive centres of the former andesite-dacite stratovolcano, whose roots they intruded.
Deposit Geology
     The Alumbrera alkalic dacite porphyries were intruded about 8 million years ago into the roots of the Farallón Negro volcano. The intrusion-generated large-scale hydrothermal circulation resulted in alteration and mineralization of the porphyry itself and its volcanic host rocks. Subsequent erosion has exposed the upper part of the volcano and its porphyry system to a level that is favourable for mining.
     The Farallón Negro host rocks are about 90% autobrecciated flows in a thick-bedded sequence of fragment-poor to fragment-crowded weakly to strongly porphyritic potassic andesite. The remaining 10% is comprised of lithic and non-porphyritic flow units.
     The primary mineralized rocks of Alumbrera consist of a series of porphyritic intrusions. A total of seven distinctive porphyritic intrusions have been recognised, which form stocks (earliest units) and dyke-like bodies (youngest units) that extend to the outer edge of the deposit with some of the dykes forming a radial pattern around the central stocks. Geochemically the dacites are typical for subduction-related potassic igneous rocks (shoshonites) from mature continental arc settings.
Exploration
     The mining rights to the Alumbrera Mine are limited to a 2,000 metre by 3,000 metre rectangle (600 hectares in size) approximately centred on the open pit mine. This area, referred to as the contract area, is slightly larger than the ultimate pit rim dimensions. No exploration is conducted by MAL outside of the contract area.
     Because of the very limited area of mineral rights involved and the dominance of the area by the open pit mine, further exploration work will be limited.
Mineralization
     The mineralogy of the primary (unweathered) ore consists of chalcopyrite (± bornite), native gold and pyrite. Gold occurs mainly in chalcopyrite. Gold values correlate closely with copper values in primary mineralization and ratios are very consistent through the deposit.
     Ore grades correlate with lithology. The highest copper-gold grades are associated with intense potassic (quartz-magnetite) alteration of two of the earliest mineralized porphyritic intrusions and in adjacent biotized or potassium feldspar altered andesites. Younger porphyries are less mineralized or barren. The majority of the copper is primary and occurs as chalcopyrite in disseminated grains and in veinlets. Copper and gold are positively correlated with gold occurring in association with early pyrite-chalcopyrite-magnetite as free gold grains in the 10 to 50 micron range. The economic-grade sulphide mineralization extends upward almost to surface.
     The upper portion of the orebody has been subject to weathering and can be sub-divided into two distinct zones, an upper, thin, leached zone, and a lower sulphide enriched zone. The leached zone contains oxide and carbonate copper minerals, including soluble species. Gold values appear largely unaffected by leaching. The sulphide-enriched zone is complex and contains chalcocite, covellite, native copper and chalcopyrite in varying proportions. The intensity of chalcocite decreases with depth and is absent in fresh (primary) ore. Leaching and oxidation near the surface generally does not extend to deeper than 30 metres.
Drilling
     The Alumbrera Mine has been worked on by at least four different companies with numerous drilling campaigns since YMAD commenced work in 1969. Both reverse circulation and diamond drilling has been performed, however, the database is composed predominantly of diamond core data. The diamond drill programs were completed using both N-sized core (“NQ”) and H-sized core (“HQ”) long-year Q-series drilling systems (47.6 millimetres and 63.5 millimetres core diameter, respectively).
     270 holes were drilled on a nominal 50 metre by 50 metre pattern over the entire deposit. However, due to shorter lengths on some holes, this density decreases somewhat at the deepest pit elevations. All holes were drilled on N75o/N255o oriented sections, with dips varying between vertical and minus 60o. This orientation was chosen so as to best outline faults in the dominant fault strike direction, many of which have material post-mineralization movement or control the intrusion of the host porphyry and mineralizing fluids.
     After the 1998-99 resource definition drilling program it became apparent that it was necessary to drill a few more holes to increase data density at the deeper elevations of the pit. This was required in order to improve geological controls on the model and upgrade some of the indicated resources to the measured category based on the models used to estimate mineral resources and Kriging variances seen during grade interpolation. An additional 14 holes were drilled to fill in areas of low confidence. This drilling highlighted that the economic mineralization was open at depth and that it could be potentially exploited by an expansion of the existing open pit.
     A significant drilling program was conducted during 2004, resulting in the addition of more than two years of operating life to the Alumbrera Mine. Additional drilling following up on favourable results received in 2004 was conducted in 2005 and these results are currently being evaluated.
Sampling and Analysis
     Exploration samples are sawn (core) or split (reverse circulation) and sent to ALS Chemex (“ALS”) in Mendoza for further preparation and analysis, following which the assay results were reported by ALS.

     Exploration samples were analysed for gold using a 50 gram fire assay with a flame AAS finish after nitric acid/aqua regia digestion of the bead. This method has a detection limit of 0.01 parts per million and is suitable for the low gold grades seen at Alumbrera. Samples were analysed for copper and silver using an aqua regia mixed-acid digestion and elemental determination by flame AAS. The detection limit for copper and silver by this method are 100 parts per million and 1.0 parts per million, respectively.
     Minor element analyses have been routinely carried out on approximately 10% of samples to determine base line quantities of potentially toxic metals available to be released into the environment. Samples were randomly selected and analyzed for antimony, arsenic, bismuth, cadmium, lead, mercury, molybdenum, selenium, tellurium and zinc. Additional sampling was conducted in areas identified to have lead and zinc bearing veins.
     Sulphur and sulphate analyses were also conducted in order to estimate the amount of pyrite within the deposit.
Drill Core Samples
     During logging, the MAL geologist selects the portions of each hole to be sampled based primarily on mineralization. Using visual inspection, the location of the 0.15% copper boundary would be estimated and sampling would commence approximately 50 metres before this estimated position. Samples were selected on three-metre intervals regardless of lithologic contacts and geological variation in the core. Once selected, the core to be sampled was sawn in half with a diamond saw and one half of the core retained. All sampling and core storage took place at the core logging facility.
Reverse Circulation Samples
     Reverse circulation samples were collected in the field at the drill rig over 3-metre intervals after being split in the ratio 3:1 at the sampler. The smaller sample was sent for analysis and the larger fraction retained on site for the duration of the drill program and then discarded.
Sample Quality
     The program set up to monitor the quality of the assay database consisted of the following procedures:
•	the use of internal standards by the laboratory;

•	the use of MAL submitted standard samples with each sample batch;

•	regular re-analysis of pulps by the laboratory;

•	re-analysis of pulps as requested by MAL;

•	check analysis of randomly selected pulps by a second laboratory; and

•	1/4 core re-sampling of selected sample intervals mixed with each batch.
     Data validation protocols are built into the date-entry system used by MAL to prevent hole-depth, over-lapping logging/sampling intervals or hole-name validation errors.
Security of Samples
     MAL’s core logging and storage facility is located in the administration and warehouse building cluster beside the concentrator. These facilities are secure from entry by non-MAL personnel. Exploration samples are shipped from this location using scheduled mine delivery trucks.

Ore Reserve and Mineral Resource Estimates
     The following table sets forth the estimated Ore Reserves for Goldcorp’s 37.5% interest in the Alumbrera Mine as of December 31, 2006:
Proved and Probable Ore Reserves (1)(2)(3)(4)

	Grade			Contained Metal
Category	Tonnes	Gold	Copper	Gold	Copper
	(millions)	(grams per tonne)	(%)	(millions of	(millions of
				ounces)	pounds)
Proved	134.85	0.48	0.45	2.10	1,343
Probable	8.63	0.43	0.42	0.12	80

Proved + Probable	143.47	0.48	0.45	2.21	1,423

(1)	The Ore Reserves for the Alumbrera Mine set out in the table above have been estimated by Luis Rivera, MAusIMM at MAL who is a qualified person under NI 43-101 and a competent person under the JORC Code. The Ore Reserves are classified as proved and probable, and are based on the JORC Code.

(2)	Based on a gold price of $400 per ounce and a copper price of $1.00 per pound.

(3)	Ore Reserves are based on a life-of-mine production schedule generated from pit optimization studies on the new resource block model and are reported on the basis of a recoverable payable copper equivalent cut-off grade of 0.32%, with the equivalent grade taking into account copper and gold grades, prices, metallurgical recoveries and realisation costs. The recoverable payable copper equivalent cut-off grade of 0.32% represents in-situ copper and gold grades generally in the range of 0.15% copper, 0.26 grams of gold per tonne to 0.25% copper, 0.11 grams of gold per tonne.

(4)	Numbers may not add up due to rounding.
     The following table sets forth the estimated Mineral Resources for Goldcorp’s 37.5% interest in the Alumbrera Mine as of December 31, 2006:
Measured and Indicated Mineral Resources (1)(2)(3)(4)
(excluding Proved and Probable Mineral Reserves)

		Grade		Contained Metal
Category	Tonnes	Gold	Copper	Gold	Copper
	(millions)	(grams per tonne)	(%)	(millions of	(millions of
				ounces)	pounds)
Measured	7.50	0.36	0.37	0.09	61
Indicated	1.50	0.40	0.40	0.02	13

Measured + Indicated	9.00	0.37	0.38	0.11	74

(1)	The Mineral Resources for the Alumbrera Mine set out in the table above have been estimated by Luis Rivera, MAusIMM at MAL who is a qualified person under NI 43-101 and a competent person under the JORC Code. The Mineral Resources are classified as measured and indicated, and are based on the JORC Code.

(2)	Based on a gold price of $410 per ounce and a copper price of $1.10 per pound.

(3)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

(4)	Numbers may not add up due to rounding.
Mineral Processing and Metallurgical Testing
     The economic mineralogy of the primary, unweathered ore consists of chalcopyrite, native gold and pyrite in a simple textural relationship. Chalcopyrite occurs in disseminated grains and in veinlets; copper and gold are positively correlated, with the gold occurring as free grains or, more usually, as inclusions within the chalcopyrite. As a classic porphyry copper-gold deposit, it is expected that the ore should respond to conventional sulphide flotation for recovery of gold bearing copper concentrate.
     There is a wide range of metallurgical testing and operating experience available and planned in support of strategic planning and development.

     The feasibility study metallurgical testing confirmed the amenability of the orebody to conventional copper porphyry processing. Although the programme was possibly not as systematic in establishing the metallurgical response of the orebody as has been the case on other similar projects, Micon considers that the testing adequately addressed all the expected issues and generated appropriate criteria for process design. These criteria have been generally confirmed by operating experience to date.
     MAL decided in 2001 to install a third grinding line and a pebble crushing circuit in order to meet the objective of maintaining concentrate production at lower ore grades over the life-of-mine. MAL has increased the capacity of the rougher flotation circuit which was successfully commissioned in 2004 and is now operating at design levels. During 2005, approval was obtained for the construction and installation of an additional Ball Mill which is scheduled to be commissioned towards the end of 2006.
Mining Operations
     Standard truck and shovel mining techniques operations are employed in the open pit mine, utilizing 42 cubic metre shovels and 220 tonne haul trucks to move both ore and waste. Mining is carried out on 17-metre benches, with 2-metre sub-drill, which suit the size of the equipment necessary for the production rate.
     Current mineral reserves have a low waste to ore ratio of an average of 1.82:1 for the 2006 life-of-mine plan. Operation of the mine is carried out at an elevated cut-off grade, which is reduced over the mine life to the economic cut-off grade. This practice requires that some ore be stockpiled for later processing.
     The mining rate in 2005 marginally exceeded 314,000 tonnes per day for a total of approximately 114 million tonnes of material mined, comprised of approximately 32 million tonnes of ore and 80 million tonnes of waste. The total material mined is planned to average 304,000 tonnes per day, approximately 111 million tonnes per annum, for 2006 to 2008.
     MAL employs approximately 1,145 permanent staff and 630 operational and service contractors. Argentina is a highly unionized country with industry-based unions and very prescriptive labour agreements. The current labour agreement was renegotiated in 2003 and is in effect for a four year period.
Milling Operations
     The original plant uses a conventional porphyry copper flotation circuit with proven, large scale equipment. The plant produces two products, a copper flotation concentrate containing the major gold credit and doré bullion from gravity recovery of coarser free gold. The original design capacity was 80,000 tonnes per day with a utilisation of 94%. Provision was made for expansion to 100,000 tonnes per day by the addition of a third grinding line, in order to maintain metal production as the ore grade decreases.
     MAL has increased the capacity of the original plant to approximately 100,000 tonnes per day by the addition of the third grinding circuit, albeit using smaller equipment than that already installed. The expansion also included a pebble crushing circuit to handle critical size material from the semi-autogenous grinding (“SAG”) mills, of which about 1 to 1.5 million tonnes, at 0.4% copper, already had been accumulated. The planned utilization for 2006 is 93.9%. MAL identified that the ball mill capacity was the limiting factor to additional throughput in the expanded plant and that a low capital option to increase throughput by approximately 10% to 110,000 tonnes per day was the installation of an additional 6.1 metre diameter, 9.34 long ball mill.
     The project design includes a modification of the cyclone feed flow to grinding lines 1 and 2. By extracting a portion of the cyclone feed flow and redirecting it to the new ball mill, extra capacity is achieved in lines 1 and 2. This will optimize the operation by reducing the recirculation of pulp into the existing ball mills therefore operating more efficiently, increasing throughput and achieving a lower average grind size. This circuit will no longer be the bottle-neck, resulting in an increase in SAG mill throughput.
     The new mill configuration will have the flexibility to operate with a variable number of cyclones in each battery diverting flow to the new circuit and directing the crushed pebbles flow to SAG 1, 2, 3, or new ball mill.

This will allow the plant to operate more efficiently under any plant restriction, whether the restriction is in the SAG or ball mills. It is anticipated that commissioning of this extension to the circuit will occur in the last quarter of 2006.
     Although the cleaner flotation circuit is a constraint to feed metal, this will not be a problem except on the softest, high grade ore, as lower ore grade will compensate for the increased throughput. MAL has not identified any other areas that require expansion, although it acknowledges that increased utilisation in most areas is required.
     The mined ore is crushed in a 1,540 millimetre by 2,770 millimetre gyratory crusher. The crushed ore is conveyed 1.7 kilometres to an 80,000 tonne live capacity stockpile. The ore is drawn from the stockpile by apron feeders to conveyors feeding three parallel grinding circuits. The two original grinding lines each consist of an 11 metre diameter, 5.14 metre long SAG mill and two 6.1 metre diameter, 9.34 metre long ball mills operating in closed circuit with hydrocyclones. The third grinding line, which was commissioned in August 2002, consists of a 8.53 metre diameter, 4.27 metre long SAG mill and a 5.03 metre diameter 8.84 metre long ball mill, both of which are reconditioned second-hand units. It has been the practice to remove and stockpile the minus 35 millimetre critical size pebbles from the SAG mill discharge when processing harder ores with lower throughput rate. A circuit was commissioned in August 2002 for crushing the stockpiled pebbles and the newly generated pebbles, as required. The pebbles are conveyed via a surge bin to a crusher operating in open circuit and the crushed pebbles will be conveyed via a surge bin to each of the three SAG mill feed conveyors.
     SAG and ball mill discharge is pumped to a cluster of hydrocyclones, one cluster for each ball mill. Hydrocyclone underflow discharges to the ball mill feed, with a minor proportion diverted via two centrifugal gravity concentrators for each cluster, for removal of coarser free gold. Hydrocyclone overflow at 80% passing 150 microns gravitates to the flotation circuit. The gravity concentrate is transferred to the secure gold room for further cleaning and smelting with fluxes to bullion.
     After conditioning with reagents, the hydrocyclone overflow passes to the rougher flotation circuit consisting of 32 100 cubic metre mechanical flotation cells. MAL has expanded the flotation capacity to allow further ore residence time, thus improving recoveries in difficult ore types. This expansion was successfully commissioned in mid-2004. Rougher concentrate is reground in one or two 5.0 metre diameter, 7.32 metre long ball mills operating in closed circuit with hydrocyclones, and centrifugal gravity concentrators for further free gold recovery. The reground rougher concentrate passes to the cleaner flotation section, consisting of 14 pneumatic flotation cells arranged for two stages of cleaning and a cleaner scavenger, all in closed circuit. The concentrate from the second stage cleaner is the final product and the tailings from the cleaner scavenger are now recirculated to the rougher circuit, although as commissioned these cells operated in open circuit producing final tailings.
     Final concentrate is thickened to 63% solids in two 30 metre diameter thickeners and for storage in surge tanks before being pumped via a 316 kilometre long, 175 millimetre diameter pipeline to MAL’s filter plant near Tucumán. Positive displacement pumps at the mine site and two booster stations elevate the concentrate to a high point from where it flows by gravity 150 kilometres to the filter plant. At the filter plant, the concentrate is stored in surge tanks and thickened prior to being fed into three 120 cubic metre continuous belt filter presses, which reduce the moisture content to 7.5%. The filters discharge to a storage building, where a front-end loader reclaims the filter cake for rail transport 830 kilometres to the port near Rosario.
     Tailings from the process plant flow by gravity pipeline for 8.5 kilometres to an engineered, centreline dam constructed across the Vis Vis canyon. Distribution is effected by spigotting along the upstream face of the dam. Supernatant water is pumped back to the process plant and seepage is collected downstream of the dam and pumped back. The dam is raised using waste rock with a core of selected material and remains a significant capital cost throughout the life of the mine. MAL retains Knight Piesold as its consultant for tailings dam management and construction quality control.
Markets and Contracts
     MAL’s objective has been to sell 90% to 95% of its concentrate production through frame contracts, with the balance for sale into the spot market. This has reduced the annual average treatment and refining charges and provided short-term flexibility of production, sales and revenue. In this way, the project is able to utilize the market conditions to their optimum advantage. Marketing is managed by MAL and Xstrata copper marketing personnel.
Environmental Considerations
     MAL, in its capacity as the operator of the Alumbrera Mine, is responsible for compliance with the commitments made in the main environmental permit for the Alumbrera Mine and the cost of reclamation and closure. MAL is committed to stabilizing tailings and waste rock against potential acid generation and water pollution and, to this end, is conducting studies to verify that closure plans will successfully achieve these requirements. Other activities include contaminated land remediation, removal and stabilization of potentially acid generating road base material, securing pit safety and closure of infrastructure. Ongoing environmental management is recognized as part of routine operations and associated costs are included in the project’s financial plan. Studies are ongoing to verify measures for controlling acid generation from waste rock and tailings materials at closure, including cover modeling studies, vegetation assessments, and groundwater modeling studies. MAL makes provisions for reclamation and closure in its life-of-mine plans and financial statements, however, MAL is not required to post a bond in connection with its reclamation and closure obligations and no cash provisions are being made. MAL’s closure planning is an ongoing process that is refined as the operations plans are revised and operational and monitoring data are evaluated. Closure costs for the Alumbrera Mine are revised on an annual basis.
Permitting
     The main environmental permit is the original EIR, which was prepared to World Bank guidelines and was approved in 1997 as part of the project approval process. The EIR must be updated bi-annually as two separate reports for approval by the Tucumán and Catamarco provincial authorities, and is scheduled to be updated for submittal to both provinces during 2006. Under the terms of the UTE Agreement, MAL is responsible for compliance with the commitments made in the EIR and the cost of reclamation and closure. There are currently no significant areas of non-compliance. Other statutory environmental controls are the water license associated with the fresh water supply from Campo Arenal (Catamarca) and the filter plant discharge license (Tucumán).
     In addition to the direct statutory controls, the UTE Agreement contains requirement for consultation with YMAD on strategic environmental management issues, including closure options.
     Third party auditors are utilized to review key environment areas such as tailings storage facility design, construction and management. Through Xstrata and the other shareholders, MAL conducts regular audits of its environment programs to ensure that corporate, community and statutory standards have been adequately identified and are being adhered to.
Compliance
     Under the terms of the UTE Agreement, commitments made in the EIR reside with MAL. In response to these commitments, MAL has revised its environmental management system to comply with the International Standard ISO14001. Various initiatives have been taken and are ongoing to ensure compliance, which is demonstrated by routine monitoring of air and water quality against background levels. Certification was accredited at the end of 2005 for the Concentrate Pipeline, the Filter Plant, Train Transportation and the Rosario Port areas. The implementation of the Standard in all the other areas commenced in 2006 and will continue in 2007, with a focus on the Mine Operations and Process Plant areas.
     Of particular significance is the commitment to minimize impacts to the quality of groundwater and surface water, which is implemented by intercepting and pumping back surface and near surface groundwater downstream of the tailings storage facility. Despite design considerations, a seepage plume, containing elevated concentrations of calcium and sulphate, has developed in the natural groundwater downstream of the facility, albeit currently well within MAL’s concession, due to the area’s complex structural geology. A series of pump back wells have been established to capture the seepage. The pump back wells will be augmented over the life of the mine in order to contain the plume within the concession and monitoring wells will be provided for the Vis Vis River. A groundwater flow and solute transport model completed in 2002 for the Vis Vis River was recalibrated in 2005 to include the latest results of all environmental studies and monitoring data. The results of the recalibration confirmed the need to operate the pump back system for several years after mine closure. Recalibration will be conducted periodically to help MAL ascertain the efficiency of its pumpback system and monitoring program over the life of the project.
     The other potentially significant environmental risk lies with the concentrate pipeline. This pipeline crosses areas of mountainous terrain, significant rivers, high rainfall and active agriculture. Any rupture of the pipeline poses an environmental risk from spillage of concentrate. Subsequently, control structures and river crossing protection have been, and continue to be, installed in order to minimize the risk of breakage and spillage, a program of geotechnical inspection has been implemented to monitor landslide risk areas, and routine physical surveillance of the pipeline route is carried out.
Reclamation and Closure
     Although YMAD has the right to retain certain project infrastructure, the UTE Agreement and 1997 Mining Lease Agreement between MAL and YMAD state that, on final termination of commercial production, MAL is legally responsible for reclamation and closure costs in its capacity as operator of the Alumbrera Mine. MAL is committed to stabilizing tailings and waste rock against potential acid generation and water pollution and, to this end, is conducting studies to verify that closure plans will successfully achieve these requirements. Other activities include contaminated land remediation, removal and stabilization of potentially acid generating road base material, securing pit safety and closure of infrastructure. The ultimate requirement is to achieve final landforms that do not require MAL’s presence post closure.
     MAL has prepared an Interim Mine Closure Plan in response both to commitments in the EIR and to meet the requirements of those existing shareholders who are signatories to the Australian Minerals Council Code for Environmental Management. MAL’s closure planning is an ongoing process that is refined as the operations plans are revised and operational and monitoring data are evaluated. Closure costs are revised on an annual basis.
     Studies are ongoing to verify measures for controlling acid generation from waste rock and tailings materials at closure. Preliminary modelling of potential capping designs for the top surface of the waste rock dump and the tailings dam was completed in January 2003. Field trials were then established to ascertain the actual standards for the final model. In addition, a local vegetation assessment program was initiated in 2004 to ascertain the feasibility of revegetation using native species on the final capping system. A re-calibration of the cover modelling was completed in 2006 based on the field information collected between October 2003 and October 2005. No major changes to previous conclusions were indicated by the results of the field studies. Sources of suitable capping material within the mining lease have been identified in the Tampa Tampa area; studies to confirm material properties and volumes will start in 2007.
Bond-Posting
     MAL makes provisions for reclamation and closure in its life-of-mine plan and financial statements, however, MAL is not required to post a bond in connection with its reclamation and closure obligations and no cash provisions are being made.
Capital Costs
     The Alumbrera Mine was commissioned in 1998 after the expenditure of approximately $1.233 billion of project development capital. After additional capital expenditure of approximately $79 million in 1999, on-going annual sustaining and project capital has been expended since that time at a rate of approximately $26 million per fiscal year. Approximately $17.6 million was expended in fiscal 2005. Capital expenditures in 2006 are budgeted to be approximately $23.7 million for sustaining capital and $11.6 million for expansion capital (additional ball mill).
Taxes
     MAL is subject to taxation in the form of income tax and IVA tax, the latter of which is applicable to purchases of goods and services at a rate of 21%. Full reimbursements for IVA tax are available to exporting mining companies.

     The statutory tax rate of MAL is 30% as compared to the statutory tax rate of 35% for non-mining companies. This rate is protected under a fiscal stability regime which also provides for favoured treatment in terms of special deductions for interest paid on foreign loans.
     Potential changes to the tax regime, resulting from the current Argentine political, economic and social crisis, are and have been a risk to the estimated levels of future cash flow. However, it is not expected that any increased taxation would have a material effect on the value of the property or on cash flow, given the existing protection of fiscal stability under the Mining Investment Law granted by the government to the project.
Production Estimates
     The MAL operation is expected to draw the majority of its economic value from the sale of copper and gold in concentrate. In addition, a doré containing gold and silver is produced on-site. Production is derived from ore mined at the Alumbrera Mine. The total scheduled ore to be mined and processed, and the gold and copper output, are approximately 380 million tonnes, approximately 4.6 million ounces of gold and approximately 1.5 million tonnes of copper, respectively, over a period of approximately 10 years. Production in 2006 is expected to be 627,000 ounces of payable gold and 182,000 tonnes of payable copper in concentrate.
San Dimas Mine, Mexico
     Prior to 2004, the three Luismin mines in the San Dimas district were treated as separate mining units with production from the Tayoltita and Santa Rita mines processed at the Tayoltita mill and production from the San Antonio mine processed at the San Antonio mill. In late 2003, the San Antonio mill was placed on care and maintenance and closed, and, with all mine production to be processed through the Tayoltita mill, a reclassification was made into three new mining units: Tayoltita, Santa Rita and the Central Block (which includes the San Antonio mine) (hereinafter referred to as “San Antonio/Central Block”). During 2003, the three operations were also merged and centralized into a single operation under the same management. It is reported now as San Dimas.
Property Description and Location
     Luismin’s three operating mines in the San Dimas district, on the border of Durango and Sinaloa States, are the Tayoltita, Santa Rita and San Antonio/Central Block mines which are located 125 kilometres northeast from Mazatlan, Sinaloa or approximately 150 kilometres west of the city of Durango. These properties are surveyed and contained in a contiguous block. The properties cover an area of 22,468.2 hectares and are held by Desarrollos Mineros San Luis S.A. de C.V., a wholly-owned subsidiary of Luismin. All the ore is now sent to the Tayoltita Mill, since the San Antonio Mill has been placed on care and maintenance.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
     The San Dimas district is accessed by aircraft in a one hour flight from either Mazatlan or Durango, or by driving ten hours from the city of Durango. Most of the personnel and light supplies for the San Dimas mines arrive on Luismin’s regular flights from Mazatlan and Durango. Heavy equipment and supplies are brought in by road from Durango or via a rough road which follows the river bed to San Ignacio but the road is only accessible for about six months of the year during the dry season. San Ignacio is connected by 70 kilometres of paved roads to Mazatlan.
     The Santa Rita mining area is located three kilometres upstream from Tayoltita. The ore from the Santa Rita mine is trucked along a winding road that follows the Piaxtla River to the Tayoltita mill. The San Antonio/Central Block mining area is located seven kilometres west of the Tayoltita mine in the State of Sinaloa. The mine is accessed, from Tayoltita, by a three kilometre long road along the north side of the Piaxtla River and bypassing the town of Tayoltita, to the portal of the San Luis Tunnel, through the tunnel and from the exit, by road, or along the San Vicente River bed to the San Antonio/Central Block mill. Infrastructure at the San Antonio mine includes a mill, small campsite, warehouse, analytical fire assay laboratory and maintenance shops. The mill was placed on care and maintenance in November 2003.

     The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 metres above mean sea level on the high peaks to elevations of 400 metres above mean sea level in the valley floor of the Piaxtla River.
     Regionally, the climate is variable from the coast to the high plateau. The climate of the San Dimas area is semi-tropical, characterized by relatively high temperatures and humidity, with hot summers (maximum about 35 degrees Celsius) and mild winters. At higher elevations in the Sierra, frosty nights occur in the winter (November to March). The majority of the precipitation occurs in the summer (June through September), however, tropical rainstorms during October to January can result in considerable additional rainfall. The total average annual rainfall varies from about 66 to 108 centimetres. Weather does not affect the operations and mining is carried out throughout the year in the San Dimas district.
     Trees grow sufficiently on the higher ridges to support a timber industry while the lower slopes and valleys are covered with thick brush, cactus and grasses. Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region’s population. Tayoltita is the most important population centre in the area with approximately 8,000 inhabitants, including mining company personnel. Population outside the mining and sawmill camps is sparse.
     Water for the mining operations is obtained from wells and from the Piaxtla River. The town of Tayoltita obtains its water supply from an underground thermal spring at the Santa Rita mine. Electrical power is provided by a combination of their own power systems and by the Federal Power Commission’s supply system. Luismin operates hydroelectric and back-up diesel generators which are interconnected with the Federal Power Commission’s supply system.
History
     The San Dimas district has experienced a long mining history. Precious metal production was first reported in 1757. The Spanish continued working several of the mines until the start of the Mexican War of Independence (1810). Mining activity in the district then decreased and did not start-up again until the 1880s when the Tayoltita mine was acquired by the San Luis Mining Company. Later the Contraestaca (San Antonio) mine was discovered along with several large bonanza grade orebodies.
     In 1904, the first cyanide mill in Mexico was built at Tayoltita. By 1940, the Candelaria mine had been mined out and the Candelaria and Contraestaca mines were purchased by the San Luis Mining Company.
     A mining law introduced in 1959 in Mexico required that the majority of a Mexican mining company be held by Mexicans and forced the sale of 51% of the shares of the San Luis Mining Company to Mexicans. In 1961, Minas de San Luis S.A. de C.V. was formed and assumed operations of the mine. In 1978, the remaining 49% interest was obtained by Luismin.
     Historical production through 2006 from the San Dimas district is estimated at 565 million ounces of silver and 10.5 million ounces of gold, placing the district third in Mexico for precious metal production after Pachuca and Guanajuato. Production from the San Dimas district during 2006 was approximately 162,700 ounces of gold and 8.7 million ounces of silver (these production numbers do not include production from the San Martin Mine).
Geological Setting
     The general geological setting of the San Dimas district is comprised of two major volcanic successions totalling approximately 3,500 metres in thickness: the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG”) separated by an erosional and depositional unconformity.
     The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into five units. The LVG outcrops along the canyons formed by major westward drainage systems and have been intruded by younger members of the batholith complex of granitic to granodioritic composition. The

Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.
     More than 700 metres thick, the Socavón rhyolite is host for several productive veins in the district. Overlying the Socavón rhyolite is the 20 to 75 metres thick, well bedded Buelna andesite. The Buelna andesite is overlain by the Portal rhyolite, ranging in thickness from 50 to 250 metres.
     The overlying productive andesite is more than 750 metres in thickness and has been divided into two varieties based on grain size, but is of identical mineralogy.
     The overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 metres thick. It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita, Magdalena and other lesser veins in the Santa Rita mine.
     The Las Palmas Formation, at the top of the LVG, is made up of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 metres. This unit outcrops extensively in the Tayoltita area.
     The UVG overlies the eroded surface of the LVG unconformably. In the San Dimas district, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey andesite and an upper unit called the Capping rhyolite. The Capping rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 metres thick in the eastern part of the district however within most of the district is about 1,000 metres thick.
     The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes, that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.
     Five major north-northwest-trending normal faults divide the district into five tilted fault blocks generally dipping 35º to the east. In most cases, the faults are post ore in age and offset both the LVG and UVG. All major faults display northeast-southwest extension and dip from near vertical to less than 55º.
Exploration
     Typical of epithermal systems, the silver and gold mineralization at the San Dimas district exhibits a vertical zone with a distinct top and bottom that Luismin has termed the Favourable Zone. At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.
     This favourable, or productive, zone at San Dimas is some 300 to 600 metres in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block. Using this concept of the dip of the unconformity at the base of the UVG, Luismin is able to infer the dip of the Favourable Zone and with considerable success explore and predict the Favourable Zone in untested areas.
     At the Tayoltita deposit, silver-gold ratios have been a useful exploration tool. In most of the veins, detailed studies have shown that silver-gold ratios increase progressively within the ore zone with the contours strongly elongated along the strike of the vein. The horizontal elongations of the silver-gold ratios are thought to represent the former flow path of the ore fluids which were subhorizontal at the time of the ore deposition suggesting ore shoots can be found along these possible fluid paths.
     Luismin applies a 30% probability factor to the volume of the Favourable Zone to estimate the volume/tonnage of Inferred Mineral Resources that will later be discovered in the zone. For more than 30 years, Luismin has historically and successfully applied the 30% factor. The factor was originally developed by comparing the explored area of the active veins at that time (San Luis, Guadalupe, Arana, Cedral, etc.) to the mined out area plus the Mineral Reserve area.
Deposit Types and Mineralization
     The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration formed during the final stage of igneous and hydrothermal activity from quartz-monzonitic and andestic intrusions. As is common in epithermal deposits, the hydrothermal activity that produced the epithermal vein mineralization began a few million years after the intrusion of the closely associated plutonic rocks and several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems. Older veins appear more common in the eastern part of the district whereas younger veins are found in the western part.
     The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the district, the veins occupy east-west trending fractures except in southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and cymoidal structures. The veins vary from a fraction of a centimetre in width to 15 metres, but average 1.7 metres. They have been followed underground from a few metres in strike-length to more than 1,500 metres. Three major stages of mineralization have been recognized in the district: (1) an early stage; (2) an ore forming stage; and (3) a late stage quartz. Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages: (1) quartz-chlorite-adularia; (2) quartz-rhodonite; and (3) quartz-calcite. The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.
     The ore shoots within the veins have variable strike lengths (5 to 600 metres), however, most average 150 metres in strike length. Down-dip extensions are up to 200 metres but are generally less than the strike length.
Drilling
     Exploration of the Favourable Zone at the San Dimas district is done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations due to the rugged topography, and the distances from the surface locations to the targets. All exploration drilling and the exploration underground development work is done in-house by Luismin. Diamond drilling is of NQ/HQ size with excellent core recoveries (in the range of +95%) at a cost of approximately $45 per metre.
     Luismin conducts a continuous program of exploration/development diamond drilling throughout the year at each of its mines with its own rigs. Nine diamond drill rigs are stationed at the San Dimas Mine.
Sampling Method and Approach
     Other than the control samples collected at the mill for material balance, two principal types of samples are collected daily from the mine workings: (1) samples of the mineralized zones exposed by the mine workings; and, (2) samples of the diamond drill core from the exploration/development drilling. Samples are also collected, but on a less routine basis, from mine cars and from the blasted rock pile in a stope.
     Individual samples collected from a mineral shoot in certain veins can show considerable variation both vertically and horizontally in the vein as observed by samples from subsequent slices of the stope or from samples taken from the top of the pile of blasted rock in the stope compared to the samples from the back. Grade control in these veins is achieved in part by the considerable number of samples taken.
     Drill core samples, after being sawn in half, are bagged, tagged and sent to the mine assay laboratory. Several hundreds of samples are collected and processed every month at the mine assay laboratory.

Sample Preparation, Analysis and Security
     In the San Dimas district, the mine workings are sampled under the direction of the Luismin Geological Department initially across the vein, at 1.5 metres intervals, with splits along the sample line taken to reflect geological changes. No sample length is greater than 1.5 metres. Once the ore block has been outlined and the mining of the block begun, the sample line spacing may be increased to three metres. Sampling is done by chip-channel sampling, approximately 10 centimetres wide, cut across the vein. Sample chips of similar size are collected on a canvas sheet, then broken into smaller sized fragments, coned and quartered to produce a 1 to 2 kilogram sample, which is sent for fire assay to the mine assay laboratory. Sampled intervals are clearly marked on the underground rock faces with spray paint.
     Samples are crushed, homogenized, ground and split at the mine assay laboratory to produce a 10 gram representative pulp sample for fire assaying. Routine quality control is carried out with every tenth sample repeated as a check assay done at the mine assay laboratory, and check assays between the Luismin mine laboratories. Routine assaying of standards is also carried out at the mine assay laboratory.
     Luismin has not routinely sent samples from the mines to off-site laboratories for check assays. In 2000, Luismin sent a suite of 199 samples (approximately 40 from each deposit) to three off-site laboratories, DMC Durango, Bondar Clegg and Barringer, for check assays for silver and gold. These samples were also assayed at the Tayoltita and San Antonio/Central Block laboratories. In general, there was good correlation between the samples/ assayed at the San Dimas laboratories and the samples assays at the off-site laboratories and between the San Dimas laboratories. There was good correlation between samples assayed at the Tayoltita laboratories and the samples assayed at the San Antonio/Central Block laboratories.
     Luismin’s experience has shown considerable variation in grade within the mineralized shoots of the veins, and sampling of the muck piles is not routinely carried out.
Mineral Reserve and Mineral Resource Estimates
     Luismin’s policy is to develop and maintain a Mineral Resource base of over 20 years with respect to its overall operations by converting, through development, the Mineral Resources into Mineral Reserves on a yearly basis.
     Rather than calculating Mineral Reserves/Mineral Resources over a minimum mining width and then applying corrections for dilution and mine losses to determine Mineral Reserves, the method presently used by Luismin is to estimate the reserve in each of the underground mining blocks by using the conventional mining block estimation methods for underground mines and later applying a tonnage and grade correction to determine mineable Mineral Reserves.

     The following table sets forth the estimated Mineral Reserves for the three properties comprising the San Dimas Mine as of December 31, 2006:
Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)(6)

			Grade		Contained Metal
Deposit	Category	Tonnes	Gold	Silver	Gold	Silver
		(millions)	(grams per tonne)	(grams per tonne)	(millions of	(millions of
					ounces)	ounces)
Tayoltita	Proven	0.36	3.08	332	0.04	3.8
	Probable	1.13	3.25	315	0.12	11.4

	Proven + Probable	1.48	3.21	320	0.15	15.2

Santa Rita	Proven	206	3.59	497	0.02	3.3
	Probable	477	5.38	358	0.08	5.5

	Proven + Probable	683	4.84	400	0.11	8.8

San Antonio/	Proven	1,001	7.70	420	0.25	13.5
Central Block	Probable	1,146	7.81	442	0.29	16.3

	Proven + Probable	2.14	7.76	432	0.54	29.8

Total	Proven	1.57	6.10	410	0.31	20.7
	Probable	2.75	5.53	376	0.49	33.2

	Proven + Probable	4.32	5.73	388	0.80	53.8

(1)	The Mineral Reserves for the San Dimas Mine set out in the table above have been estimated by Velasquez Spring, P.Eng at WGM who is a qualified person under NI 43-101.

(2)	Cut-off grades, based on total operating costs for Tayoltita, Santa Rita and San Antonio, were $64.31 per tonne.

(3)	All Mineral Reserves are diluted.

(4)	The tonnage factor is 2.7 tonnes per cubic metre.

(5)	Based on a gold price of $450 per ounce and a silver price of $7.00 per ounce.

(6)	Numbers may not add up due to rounding.
     The following table sets forth the estimated Mineral Resources for the three properties comprising the San Dimas Mine as of December 31, 2006:
Inferred Mineral Resources (1)(2)(3)(4)(5)(6)(7)
(excluding Proven and Probable Mineral Reserves)

		Grade		Contained Metal
Deposit	Tonnes	Gold	Silver	Gold	Silver
	(millions)	(gram per tonne)	(gram per tonne	(millions of	(millions of
				ounces)	ounces)
Tayoltita	7.98	2.9	321	0.74	82.4

Santa Rita	4.06	2.3	329	0.30	42.9

San Antonio/ Central Block	5.23	4.3	314	0.72	52.8

Total	17.27	3.2	321	1.76	178.1

(1)	The Inferred Mineral Resources for the San Dimas Mine set out in the table above have been estimated by Velasquez Spring, P.Eng at WGM who is a qualified person under NI 43-101.

(2)	Cut-off grades, based on total operating costs for Tayoltita, Santa Rita and San Antonio, were $64.31 per tonne.

(3)	All Mineral Resources are diluted.

(4)	The tonnage factor is 2.7 tonnes per cubic metre.

(5)	Based on a gold price of $525 per ounce and a silver price of $8.00 per ounce.

(6)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

(7)	Numbers may not add up due to rounding.
Mining Operations
     Underground gold and silver mining operations are carried out at the Tayoltita, Santa Rita and San Antonio/Central Block mines. The operations employ cut-and-fill mining with primary access provided by adits and internal ramps from an extensive tunnel system through the steep mountainous terrain. All milling operations are now carried out at a central milling facility at Tayoltita. The ore processing is by conventional cyanidation followed by zinc precipitation of the silver and gold followed by refining to doré. The San Antonio/Central Block mill was placed on care and maintenance in November 2003 with all milling consolidated to the Tayoltita mill and all former San Antonio mine production considered part of the Central Block mine operation.
Tayoltita Mine
     The Tayoltita mine is the oldest operating mine in the San Dimas area. The main access is a 4.4 kilometre tunnel from a portal approximately 400 metres northeast of the Tayoltita mill. About 570,000 cubic feet per minute of ventilation air is supplied by a combination of natural flow from the access tunnel as well as fan driven through a system of raises. Raises for ventilation and ore and waste passes are typically developed with boring machines.
     The mining method employs mechanized cut-and-fill mining on vein mineralization using waste rock as backfill. The veins vary from 1 to 3 metres in width and generally dip at 75º to 80º.
     Production drilling is completed with jackleg drills or single boom jumbos depending on the vein thickness. Ore is hauled from the stoping areas, using load, haul and dump (“LHD”) equipment, then by rail haulage to surface through the main access tunnel. The rail haulage has a trolley system using eight tonne cars.
Santa Rita Mine
     The Santa Rita mine main access is by adit approximately three kilometres to the northeast of the Tayoltita mill site. The mining method employs cut-and-fill mining on vein mineralization. The vein dip can vary from subvertical to as low as 35º. In some of the flatter lying areas, the vein thickness allows for a room and pillar mining operation. Ventilation is maintained by three exhaust fans providing 530,000 cubic feet of air per minute.
     The ore haulage is by LHD equipment either to an internal shaft or directly to rail haulage on the main access tunnel where 2.5-tonne rail cars are used on a trolley line to surface. The shaft employs a double drum hoist with 2.2-tonne skips. A tunnel excavation to connect the rail haulage to the Tayoltita tunnel has been completed and has reduced ore transport costs by the elimination of the transfer to trucks at surface. With the haulage integrated into the Tayoltita haulage system, it provides for more blending of the mill ore supply.
San Antonio and Central Block
     The San Antonio/Central Block mine is located northwest of Tayoltita and is connected by 20 kilometres of winding dirt road over the mountains. In 2001, the San Luis tunnel was completed which provides for easier access between San Antonio/Central Block and Tayoltita as well as integration of support services of the two locations.
     Mining operations at San Antonio/Central Block work veins that vary in thickness from one to six metres and employ mechanized cut-and-fill mining methods. Ventilation is by a combination of natural and fan forced methods supplying 290,000 cubic feet of air per minute to the operations. Ore haulage is by a combination of LHD equipment with highway type trucks used to haul the ore to the Tayoltita mill.
     The San Antonio/Central Block site includes a mill and some limited accommodation for the workforce. The mill operation was shutdown in November 2003 and all milling consolidated at the expanded Tayoltita mill facility. Following the San Antonio/Central Block mill shutdown, all underground production was integrated into the San Antonio/Central Block mine area. Ore haulage from the San Antonio/Central Block mine utilizes a short tunnel on the north side of the Piaxtla River that provides ore haulage to the Tayoltita mill and bypasses the townsite. The decision to terminate the San Antonio/Central Block milling operations was made primarily due to the exhaustion of the tailings storage capacity.
Milling Operations
     The San Dimas district now has one milling facility at Tayoltita to process the production from the three active mining areas in San Dimas. The Tayoltita mill has a conventional process flowsheet that employs cyanidation and zinc precipitation for recovery of the gold and silver. The mill currently has an installed leaching capacity of 2,100 tonnes per day. The construction and installation to increase the Tayoltita crushing and grinding capacity of the mill to 3,200 tonnes per day is currently underway and expected to be completed at the end of 2008. In 2006, the mill averaged 1,935 tonnes per day.
     The Tayoltita mill presently employs two-stage crushing and single-stage ball milling to achieve 80% passing 200 mesh. Leaching is completed in a series of tanks providing 72 hours of leach residence time. The pregnant solution is recovered in a counter current decant circuit with the gold and silver recovered from solution in a zinc precipitation circuit. Two positive displacement pumps operating in parallel move a high density tailings slurry to a box canyon east of the mill site for permanent disposal. Refining uses an induction furnace to produce 1,000 ounce silver and gold doré bars.
Environmental
     Luismin’s practice in the design and operation of tailings containment sites complies with the requirements of Mexico and with the permits issued for the dams in use at San Dimas; however, improvements are being made to bring all of the tailings dam designs and operations into compliance with international guidelines. Various assessments and geotechnical testing have been carried out in the past five years to investigate the safety of the dams, design remediation measures and improve the operational performance of the tailings facilities, and various construction works and operational procedures to increase dam safety and improve management of the tailings operations have been initiated. The San Dimas tailings now employ “dry tailings staking,” one of the three dry tailings operations in Mexico.
Tailings Management
     At the time of Goldcorp’s acquisition of the Luismin operations, the practice in the design and operation of tailings containment sites in the San Dimas district complied with the requirements of Mexico and with the permits issued for the dams. To bring the facilities into compliance with international guidelines, a series of improvements were identified as necessary to reduce risk as well as the potential environmental impact. Since the acquisition, a number of improvements have been made and extensive work is planned to further improve the standard of the tailings operation.
     Luismin’s past practice has been to discharge tailings from the cyanidation mills to unlined structures designed to settle the solids and collect solutions for recycling to the milling operations. The containment dams were typically constructed with cyclone underflow with the overflow draining to decant structures in the central portion of the dam. Previously, the tailings containment sites had not been subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design nor monitoring or control of seepage.
     The deficiencies with the tailings management aspect of the operations are being addressed by Luismin and capital investments are currently being made to upgrade the containment structures and tailings operations to bring them in line with international guidelines. In 2005, $1.87 million was spent on the Tayoltita tailings with an additional expenditure of $0.59 million in 2006. In 2005, $1.34 million was spent on the San Antonio/Central Block tailings with an additional expenditure of $2.19 million in 2006. Environmental requirements in Mexico can be expected to become more aligned with international guidelines in the future. The planned capital expenditures and changes to upgrade the Luismin tailings management are expected to continue to comply with the operating standards required in Mexico, and to ultimately achieve compliance with international guidelines.

Tayoltita Tailings
     The very rugged mountainous terrain and steep walled canyons in the San Dimas district have presented formidable challenges to the tailings management as the scale of operations grew and storage areas were depleted. The Tayoltita operation has developed numerous tailings disposal sites in the valley near the mill and, in more recent years, a tailings dam has been constructed in a valley to the east of the mill. At that time the operation relied on ten pumping stations to elevate the tailings slurry to the containment site. The tailings and solution return pipelines were suspended across the river valley on cable supports without any provisions for spill containment in the event of a pipeline failure.
     The historical tailings management practice has been to gradually build containment basins on the steep hillsides using thickened tailings while continuously decanting the solutions for recycle to the mill. On abandonment, the dried tailings have been left to dehydrate and efforts to establish a natural vegetation cover have been undertaken. The abandoned dams in the area are subject to erosion and instability until remediation measures are taken. On three of the older tailings dams near the Tayoltita mill, the land has been reclaimed for use as a soccer field, a softball field and a garden nursery.
     Monitoring of the Piaxtla River downstream of the Tayoltita tailings deposits has not shown any environmental impact on the water quality.
     Under the current San Dimas plan, the Tayoltita mill operation and future expansion will process all ore mined in the district with all tailings deposited in the currently active tailings disposal dam. Since the acquisition by Goldcorp in 2002, significant capital improvements have been made at the Tayoltita tailings operation and further improvements to the dam and operating practices are planned.
     The ten relay tailings slurry pumping stations have been replaced with four positive displacement pumps operating in parallel with the capacity to pump high density tailings the full distance to the dam. High capacity thickeners have been added to the mill to increase the tailings density and reduce the solution containment, hydrostatic heads, and return capacity required at the tailings dam. At the river crossing, the tailings pipelines are suspended in a spill recovery trough with provision to divert any spills into a containment area. The installation of a tailings filtration plant to allow for dry placement of tailings is near completion.
     Construction of the initial phase of an earthen berm against the downstream side of the dam has been completed to increase the safety factor of the containment structure. The project includes the construction of a seepage drainage and collection system below the dam.
San Antonio Tailings
     Due primarily to the exhausted capacity of the tailings dam, the San Antonio/Central Block mill operation was shutdown in 2003. The tailings facility is located in a turn in a steep walled river canyon downstream of the mill operation. The river has been diverted through two tunnels which have been excavated in the canyon wall on the inside of the river bend. A third tunnel for road access has been excavated and also serves as an additional channel for the river in high flow periods. In the 2002 due diligence by Goldcorp, the primary concern identified with the San Antonio/Central Block tailings facility over the long term was stability of the dams and maintenance of the diversion tunnels, and the ability of the facility to withstand an extreme storm event, hurricane or an earthquake.
     Since the shutdown of the mill operations, some of the risk has been removed by elimination of the hydrostatic head in the tailings facility and diversion of a local drainage channel. It has been proposed that the dam safety factor be increased by extending the concrete wall on the upstream dam and protection of the downstream dam by covering it with mine waste rock. These measures would also decrease the erosion potential of the tailings. Some of this work was initiated while options to close and reclaim the tailings facility were studied.
     Luismin has now received approval to reclaim the San Antonio/Central Block tailings facility by stabilizing the dams in their current location, subject to the submittal of an environmental assessment that demonstrates the validity of the plan in the second quarter of 2005. An access road is being constructed and covering of the tailings with low strength concrete was delayed due to rain in Fall 2006 and is expected to be carried out in mid-2007. Construction of a rock filled berm and a roller compacted concrete stepped spillway has begun.
Nukay Mine, Mexico
     On November 3, 2003, the Nukay Mine was acquired through the acquisition of Miranda Mining Corporation (“Miranda”), along with the Los Filos Project and the 21.2% interest in the El Limón joint venture with Teck Cominco Ltd.
     Nukay is a small producing gold mine which is wholly-owned by Luismin and is located in the Nukay mining district of central Guerrero State in southern Mexico, immediately northwest of the Los Filos project. The Nukay operations include the Nukay mill, the Nukay and La Aguita open pit mines and an underground mine that produces ore from two ore bodies (La Subida and San Andres). Mining of the Nukay and La Aguita deposits is by conventional open pit mining methods utilizing front-end loaders and trucks. Mine facilities include a mine office, equipment depot, compressed air and a maintenance shop. Ore from the underground mines is trammed to the surface via a 320-metre long adit and trucked to the mill or to a stockpile at the mine site. There is currently only gold production from the Nukay Mine.
Property Description and Location
     The Nukay operations include the Nukay mill, the Nukay and La Aguita open pit mines and an underground mine that produces ore from two zones (La Subida and San Andres). The mining operations are located in the Nukay Mining District of central Guerrero State, immediately northwest of the Los Filos Project.
     The Nukay mill is located approximately 2 kilometres from the town of Mezcala, in the municipality of Eduardo Neri, in the state of Guerrero, Mexico, approximately 230 kilometres south of Mexico City and 180 kilometres north of Acapulco. The closest cities are Iguala, located about 40 kilometres north of the plant, and Chilpancingo de los Bravos, the state capital of Guerrero, located about 40 kilometres south of the plant.
Accessibility, Climate, Local Resources and Physiography
     Access to the operations is through the nearby village of Mezcala. From Mexico City, Mezcala can be reached from highway 95, a major, paved route between Mexico City and Acapulco. From Mezcala, access to the Nukay mine is along 12 kilometres of winding dirt roads.
     The Nukay mine and mill are located within the Sierra Madre del Sur physiographic province of southern Mexico. The Balsas River is the principal river in the state, and is crossed by Highway 95 close to Mezcala.
     The average annual rainfall is 751.4 millimetres. Average monthly precipitation ranges from 140 to 160 millimetres in the wettest months of June through September. Less than 10 millimetres of precipitation per month occurs during the driest months of December through April. The area is subjected to high intensity precipitation events during the hurricane season. The average temperature in the Mezcala region is 28.9 degrees Celsius.
     The land required for the Nukay facilities is leased from Mezcala. In 2004, the Nukay lease agreement was terminated and the land was incorporated into one lease agreement with the Mezcala community for both the Nukay and Los Filos facilities. No residential structures or dwellings are located near the mill. Some fields located east of the tailings facility are cultivated. Luismin employs a combination of union and contracted workforce at Nukay. Currently there are 107 contractors out of a 230 total workforce, including salaried employees. Most of the mine workforce live in Mezcala and nearby villages.
     Construction of 11 houses for the employees started in 2005 and was completed in the first quarter of 2006.
     The Nukay district has a reasonably well-developed infrastructure, including hydroelectric power from the Caracol dam on the Balsas River, a network of good roads, communications facilities and regional airports. Potable water is available from local springs and wells. Process water for the Nukay plant is pumped from the nearby Balsas River.

     Mezcala lies at an altitude of 500 metres within the Balsas River valley. The topography is rugged and the relief reaches 2,000 metres to the west of Mezcala. Valley slopes are steep while the valley bottoms are generally farmed.
History
     Minera Guadalupe S.A. de C.V. (“Minera Guadalupe”) purchased the Nukay gold deposit in 1938. Between 1938 and 1940 development of the underground mine occurred but no production was reported during this period. In 1946, Minera Guadalupe resumed development and commenced production after building a 100-tonne per day cyanide agitation leach plant at the village of Mazapa, some distance north of the mine site. The mining operation was closed in 1961. Production during the 15-year period is reported to be about 500,000 tonnes averaging 18 grams per tonne gold.
     In 1983 the claim block was leased to a newly-formed operating company, Minera Nukay. Open pit mining of the Nukay deposit began in January 1984 with waste removal and mining from the upper benches. The mine was developed on five-meter benches with front-end loaders and trucks.
     During 1984 and 1985 ore was processed at a government-owned flotation mill near Mezcala. In 1987 the Nukay mill, a 100-tonne per day cyanide leach Merrill-Crowe operation, was built near Mezcala. The plant was expanded to 350 tonnes per day in 1994 and was expanded again in 1997 to 400 tonnes per day. Production from the La Aguita open pit mine commenced in May 1995. Underground development of the Subida mine began in August 1995; ore production commenced in August 1996. Development of the Independencia deposit was initiated in 2001.
Geological Setting
     The Nukay Mine neighbours the Los Filos Project, and is located in the Morelos-Guerrero Basin in southern Mexico. For further details regarding the geological setting and regional geology, see “Description of the Business — Los Filos Project, Mexico — Geological Setting”.
Exploration
     The Nukay District Property has been extensively explored since 1993. During 2006, more than 15,000 metres were drilled to explore some underground targets at the Nukay Mine. Two main targets were tested, ore bodies related to the geological contact (skarn-gold) and ore bodies related to the strong fracture system into the limestone close to the intrusive (chimney). The exploration proved the extension of the skarn-gold bodies at Nukay, Subida-Independencia, Arroyo Hondo and Aguita areas.
Drilling and Sampling
     Most of the exploration activity and expenditures on the Nukay property to date have been related to drilling. Total drilling was executed in the geological contact between the intrusive and limestone. All drilling operations are performed by outside contractors employing skid-mounted diamond drills with NQ and HQ wireline equipment. Drill core is recovery of an average of 90%. Sampling is taken according to the mineralized zones. The samples taken are not more than 1.50 metres. Splits are then shipped to either ALS Chemex in Guadalajara or San Luis Potosi for preparation and assaying. At least one split is stored on the property for future reference. Cuttings are visually logged by experienced geologists at the drillsite. Composites of drill cuttings are sometimes collected for metallurgical testing.
     Diamond drill core is also logged on-site and sections are selected for assaying based on lithology and alteration, split in half at selected intervals, bagged and shipped to the laboratory.

Assaying
     Samples of drill cuttings and drill core are prepared and assayed by standard procedures at both the Chemex facilities.
     Approximately 2.5% of the splits from the exploration core samples are routinely re-assayed to confirm initial results and, if the check assays are at variance with the original assay, a second split sample is assayed.
Mineral Reserve and Mineral Resource Estimates
     The following table sets forth the estimated Mineral Reserves for the Nukay Mine as of December 31, 2006:
Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)

Category	Tonnes	Gold Grade	Contained Gold
	(millions)	(grams per tonne)	(millions of ounces)
Proven	1.18	7.00	0.27
Probable	2.43	5.56	0.44

Proven + Probable	3.62	6.03	0.70

(1)	The Mineral Reserves for the Nukay Mine set out in the table above have been estimated by Reynaldo Rivera, MAusIMM at Luismin who is a qualified person under NI 43-101.

(2)	Cut-off grades ranged from 4.5 grams of gold per tonne, dependent on mining method and location.

(3)	The tonnage factor is 3.5 tonnes per cubic metre. Cut off $58.00 per tonne.

(4)	Based on a gold price of $450 per ounce.

(5)	Numbers may not add up due to rounding.
     The following table sets forth the estimated Mineral Resources for the Nukay Mine as of December 31, 2006:
Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)(6)

Category	Tonnes	Gold Grade	Contained Gold
	(millions)	(grams per tonne)	(millions of ounces)
Measured	—	—	—
Indicated	0.26	5.78	0.05

Measured + Indicated	0.26	5.78	0.05

Inferred	4.09	5.61	0.74

(1)	The Mineral Resources for the Nukay Mine set out in the table above have been estimated by Reynaldo Rivera, MAusIMM at Luismin who is a qualified person under NI 43-101. The Mineral Resources are classified as indicated and inferred, and are based on the CIM Standards.

(2)	Cut-off grades ranged from 0.7 to 3.4 grams of gold per tonne, dependent on mining method and location.

(3)	The tonnage factor is 3.5 tonnes per cubic metre.

(4)	Based on a gold price of $525 per ounce.

(5)	Numbers may not add up due to rounding.

(6)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
Mining Operations
     Mining of the Nukay and La Aguita deposits is by conventional open pit mining methods utilizing front-end loaders and trucks. Mine facilities include a mine office, equipment depot, compressed air and a maintenance shop. Underground mining is done by the traditional cut and fill method. Ore from the underground mines is trammed to the surface via a 320-metre long adit and trucked to the mill or to a stockpile at the mine site.

     Mine production during 2006 was 130,723 tonnes at 6.44 grams of gold per tonne. Total gold production during 2006 was 23,863 ounces of gold. Currently 75% of production comes from the underground operations.
Milling Operations
     The Nukay mill uses the cyanide process and Merrill Crowe precipitation. Run-of-mine ore is fed to a three-stage closed circuit crushing plant. Crushed ore is fed to two ball mills via two storage bins. Sodium cyanide solution is added to the ball mills. The milled ore is sent to a classifier where the pulp is separated from the pregnant solution. The pregnant solution is sent to filters and then to the Merrill Crowe precipitation unit. The precipitate is melted in a crucible to produce doré.
     Gold recovery during 2006 averaged 88%.
     The tailings facility is comprised of four ring dike cells. Deposition is rotated between cells to allow tailings in the cells that have reached capacity to dry. Dried tailings are purchased by cement companies, which excavate and haul the tailings from the dry cells to local cement plants.
Environmental Upgrades
     In July 2003, a joint environmental due diligence of the Nukay mine and mill was conducted by SRK Consulting and Luismin during Wheaton’s due diligence. A geotechnical review of the tailings facility was conducted by Knight Piesold during the due diligence.
     Numerous environmental concerns were identified during the due diligence, including overtopping of the tailings cells, improper discharge of process solutions containing high copper concentrations to site soils, improper disposal of small quantities or hazardous wastes, and permit deficiencies and irregularities. The hazardous waste has since been cleaned up and sent to a permitted hazardous waste facility in Mexico. During 2005, a Peroxide plant was constructed in the site to reduce the copper concentration in the tailings.
     In June 2004, Luismin entered into an agreement with the Mexican government to bring the project into compliance with Mexican environmental regulations. An independent environmental audit was conducted to identify all permit deficiencies and an action plan prepared for remediation. During 2005 and 2006, extensive work was done to implement the action plan and, as a result, the operation received the Clean Industry Certificate in February 2007. The investment made to bring the Nukay operations into compliance with the Mexican environmental laws, as identified during the 2004 Nukay audit, was $0.5 million.
Markets and Contracts for the San Dimas and Nukay Mines
     Gold and silver doré in the form of bullion produced from the mines is shipped to Met-Mex Peñoles in Torreon Coahuila in Mexico, as well as the Johnson Matthey refinery in Salt Lake City, Utah. The terms of the refinery contract provide for payment of 99.8% of the gold and silver content with treatment and refining charges of $4.25 per kilogram received, in Mexico; and $0.14 per troy ounce of doré and refining charges of $1.00 per troy ounce of gold outturned in the United States. Outturn of metal is due 20 days following receipt of the bullion at the refinery, but usually there is a possibility to advance precious metals contents as soon as the precious metals get into the refineries. All of the silver produced from the Luismin Mines is purchased by Silver Wheaton at a price equal to the lesser of (a) $3.90 per ounce of delivered refined silver (subject to an inflationary price adjustment after October 15, 2007); and (b) the then prevailing market price per ounce of silver. Goldcorp Trading has agreed to sell to Silver Wheaton Caymans a minimum of 220 million ounces of silver within a period of 25 years following the closing of the Silver Wheaton Transaction. See “General Development of the Business – Silver Wheaton Investment” for further details.
     The Luismin doré is a clean product with few impurities. In addition to the current refinery used by Luismin, there are numerous other refineries around the world which could be used to process the doré.
     The Nukay Mine produces a gold doré bullion which is currently being refined by Johnson Matthey in Brampton, Ontario and the charge per troy ounce of doré received is $0.50, returnable gold is 99.93% and silver is

99%. In the case of the silver bullion, there is the possibility of receiving a gold advance two days after it is received at the refinery.
     Luismin has used hedging in the past to considerable advantage in sales prices realized, but terminated virtually all hedge positions in December 2002.
Capital Costs for the San Dimas and Nukay Mines
     Capital costs have been estimated by Luismin in three general categories for the next 25 years for the San Dimas and Nukay operations. These include capital to sustain the existing operations, capital investment to expand the production capacity in the short term, and capital to remove currently identified risks with tailings management facilities as well as bring the tailings operating practices in line with international guidelines.
     The estimates have been developed internally by Luismin with some input of external consultants for more specialized areas in the mill expansions and tailings dam projects.
Capital Expenditures for Environmental Mitigation and Upgrade of Tailings Management Practice
     The environmental capital expenditures planned for 2005 and 2006 are primarily for remediation work on existing tailings operations at three mine sites that were identified by an environmental due diligence review completed by SRK Consulting for Wheaton in February 2002. The SRK cost estimates for the environmental work have subsequently been updated with more extensive site investigations and more detailed planning of the field work required.
     In the San Dimas district, the initial phase of construction work for stabilizing the main Tayoltita tailings dam and the construction work on the buttress of the upstream San Antonio tailings dams has been completed. A filtration plant and dry stacking of tailings is under construction for the Tayoltita tailings operation to compliment the high density positive displacement pumping operation installed in 2003.
Capital Expenditures for Expansion of Production
     The capital requirements to meet the planned changes and expansions to the mill operations have been estimated by the Luismin internal engineering group. To reduce capital requirements, Luismin is using some refurbished used equipment, a fairly common practice for major processing equipment procurement which has the added advantage of reducing delivery times.
     The mill expansion at Tayoltita was to replace the capacity resulting from the shutdown of the San Antonio milling operations as well as bring the capacity up to 2,100 tonnes per day as part of the planned expansion and update of the operation. This capacity will better utilize the mining capacity available from the three mining operations and contribute to a lower unit cost structure. Since 2002, the capacity at Tayoltita has been increased by 62%.
Taxes for the San Dimas and Nukay Mines
     Corporations in Mexico are taxed only by the Federal Government. Mexico has a general system for taxing corporate income, ensuring that all of a corporation’s earnings are taxed only once, in the fiscal year in which profits are obtained. There are two federal taxes in Mexico that apply to the Luismin operations; an asset tax and a corporate income tax. Corporations have to pay a federal tax on assets at 1.8% of the average value of assets less certain liabilities. Corporate income tax is credited against this tax. Mexican corporate taxes are calculated based on gross revenue deductions for all refining and smelting charges, direct operating costs, and all head office general and administrative costs; and depreciation deductions. The 2006 corporate tax rate in Mexico is 29%.

Statutory Profit Sharing for the San Dimas and Nukay Mines
     Under Mexican Federal Labour Law, Luismin has to distribute a 10% annual profit sharing to its employees based on taxable income. Historically, profit sharing has been minimized through the use of effective tax planning.
Production Estimates for the San Dimas and Nukay Mines
     The current Luismin mine plan includes Inferred Mineral Resources and an expansion plan to reduce operating costs and increase production. This production forecast extends over a period of 21 years and more accurately reflects the return that can be expected for the capital expenditure currently planned. The 21 year production schedule requires the inclusion of Inferred Mineral Resources in the latter part of the period. If future operations were to be limited only to the current Proven and Probable Mineral Reserve base, the current capital expenditure plan would be considerably reduced. There is no assurance that the Inferred Mineral Resources will be converted into Mineral Reserves.
     Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration. The 21 year production schedule is a preliminary assessment which is preliminary in nature and includes Inferred Mineral Resources that are too speculative geologically to have economic considerations applied to them to enable them to be categorized as Mineral Reserves. There is no certainty that the preliminary assessment will be realized.
     The inclusion of Inferred Mineral Resources in the current Luismin production schedule is supported by the following:
•	Production has been sustained from the San Dimas deposits for more than 200 years;

•	Luismin has been successfully conducting the mine operations at San Dimas for 19 years;

•	In the main production area at San Dimas, Luismin has been able to achieve a conversion of approximately 91% of the Inferred Mineral Resources into Mineral Reserves;

•	Luismin operating practice has been to convert Mineral Resources into Mineral Reserves after drifting in the mineralization and completion of sampling and mining of the headings; and

•	Due to the combination of ever expanding production requirements, better access to capital, the well understood geology and economic zone of the mineralization, and the historical success of the operations, Luismin will be better positioned to support their mine development and Mineral Reserve definition with a normal level of diamond drilling prior to mining. This should provide for a higher level of Mineral Reserve definition prior to mining.
     The Luismin operations are currently on a significant capital investment program that will consolidate production, address a series of environmental issues at all mines and achieve a lower cost structure in the future operations.
Los Filos Project, Mexico
     The Los Filos Project is a development project consisting of two open pit mines (Los Filos and Bermejal) with common process and ancillary facilities, which is wholly-owned by Luismin, a Mexican company wholly-owned by the Corporation, and is located in the Nukay mining district of central Guerrero State, Mexico.
     At the request of the Corporation, P. John Barton, B. Sc. (Eng), MAusIMM, Divisional Manager, Andrew F. Ross, P.Geo, General Manager at Snowden Mining Industry Consultants (“Snowden”), Michael G. Hester, FAusIMM, Vice President and Principal Mining Engineer of IMC, Daniel W. Kappes, P.Eng, President of Kappes,

Cassiday & Associates (“KCA”) and John P. Lupo, Ph.D., P.E., Senior Geological Engineer of URS Australia Pty. Ltd., on behalf of Snowden Mining Industry Consultants, prepared a feasibility study dated March 31, 2006 entitled “Technical Report NI 43-101F1 Los Filos Project, Mexico” (the “Los Filos Report”). P. John Barton, Andrew F. Ross, Michael G. Hester, Daniel W. Kappes and John P. Lupo are each “Qualified Persons” and independent of the Corporation within the meaning of NI 43-101.
     The following description of the Los Filos project has been summarized from the Los Filos Report and readers should consult the Los Filos Report to obtain further particulars regarding the Los Filos project. The Los Filos Report is available for review on the SEDAR website located at www.sedar.com under the Corporation’s profile.
Property Description and Location
     The Los Filos project is located in the Nukay mining district of central Guerrero State in southern Mexico, approximately 230 kilometres south of Mexico City. Both the project and the adjacent Nukay mining operations lie within the southern part of the Morelos National Mineral Reserve (Morelos Sur) which covers a total of 47,600 hectares and was formally controlled by the Consejo Recursos Minerales, an agency of the government of Mexico. The Los Filos project consists of 20 different concessions totalling 4,962 hectares within the municipality of Eduardo Neri, Guerrero, Mexico.
     On March 27, 2007, the Corporation announced that operations at the Los Filos Project are being disrupted by a blockade of the mine’s main access road. The roadblock, carried out by certain landowner groups requesting renegotiation of existing land purchase and rental agreements, has occurred intermittently over the last several weeks and has resulted in the suspension of construction activities at the site. Los Filos management continues to engage in discussions with the blockade organizers with the support of state and federal authorities, and believes that progress in being made toward a resolution. Goldcorp currently expects the first production of gold from Los Filos during the second quarter of 2007.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
     The Los Filos Project is located in the Sierra Madre del Sur physiographic province of southern Mexico. The property is accessible from Highway 95, a major, paved route between Mexico City and Acapulco. At the village of Mezcala on Highway 95, a former 8.5 kilometers dirt road leading to Los Filos and Bermejal areas was broaden and paved as part of the Los Filos project scope and it is fully operational. Driving time from Mexico City is approximately three hours.
     The Los Filos project is located near established power and road infrastructure at Mezcala and near centers of supply for materials and workers at Chilpancingo, Iguala and Cuernavaca.
     Although topographic variations result in different climate types at the project, a very hot, semi-dry climate is the predominate climate at the site. The average annual temperature ranges between 22 degrees Celsius to a low of 18 degrees Celsius. The average annual precipitation is 590 millimetres. The months with the most rainfall are June through August. Very little precipitation (less than 5% of the average annual rainfall) occurs between November and April. However, the project area can be affected by tropical storms and hurricanes which can result in short term high precipitation events.
     The area is characterized by large limestone mountains divided by wide valleys. The slope of the hills vary from very flat to strong slopes. The maximum elevation in the project area, 1,820 metres above mean sea level is the summit of Bermejal hill. The valley of Carrizalillo lies at an altitude of 1,000 to 1,100 metres above mean sea level. A total of 255 plant species were identified in the vicinity of the project area. Three of such plant species are protected, however, these protected species are all located outside of the proposed disturbance areas and will not be impacted by the project.
     Luismin has secured a total of 3,920 hectares to cover surface rights required for Los Filos operations including both pits, process and ancillary facilities areas, roads, services and a buffer area securing future growth and potential exploration targets. Surface rights have been secured by either acquisition of private and public land or by temporary occupation agreements with surrounding communities. These agreements have been signed for twenty to thirty years tenure (mandatory for the tenant, optional for Lusimin) at a yearly fee by the hectare with annual payment increases equal to the percentage increase of the national index of prices. All of the land acquisition agreements, either acquisition or temporary occupation, have been sanctioned by the pertaining State or Federal agencies.
     The power supply for the Los Filos project has been supplied through the local utility service, Comisión Federal de Electricidad. Power will be supplied from the main feeder at Mezcala at 115 kV to a 25.0 MVA substation located on the Los Filos project property. The substation is designed to allow for expansion for future needs by an additional 12.5 MVA. Emergency power will augment the line power to operate only the leach pumps and the gold recovery plant.
     The Los Filos project will not produce any tailings as all leaching is performed within the heap leach system. Three waste rock storage areas have been designed for the Los Filos pit and two waste storage areas have been designed for the Bermejal pit. The design of the heap leach facility pad requires topography suitable to contain the storage capacity requirements, provide positive flow of solution to an external solution collection area, sideslope grades that allow construction of stable liner systems and stable geotechnical conditions. The southwestern area of the project site provides a natural basin for the development of a heap leach facility sufficient to contain the design capacity.
     The Los Filos Project has been designed as a heap leach operation utilizing multiple lift, single use leach pad. Leach grade ore will be processed by crushing, agglomeration and heap leaching. Low grade ore will be processed by run-of-mine (“ROM”). Crushing will include a two stage, closed circuit system. The crushing circuit will operate seven days per week, twenty hours a day.
History
Los Filos
     Much of the early exploration and mining activity in the area was focused on the neighbouring Nukay claim prior to the discovery of the Los Filos Project in 1995. The Los Filos area was only subject to sporadic prospecting through the twentieth century until Teck Corporation (“Teck”) became interested in the Nukay property in 1993 and completed an agreement (the “Nukay Agreement”) with Minera Miral S.A. de C.V. which was in the process of buying out the owners of Minera Nukay, S.A. de C.V.
     Minera Nuteck S.A. de C.V. (“Minera Nuteck”) was formed by Teck and Miranda Mining Development Corporation to hold the Nuteck property. Minera Nuteck conducted a regional exploration and drilling campaign around the neighbouring Nukay operations, focusing on the potential for mineralized skarns around the targets. The discovery hole for the Los Filos deposit was drilled in August 1995.
     Work in 1996 focused on the delineation of the Los Filos and Pedregal prospects which were subsequently found to be one continuous deposit. In 1997, delineation drilling at Los Filos continued. Scoping studies and metallurgical testwork were undertaken by Teck in the period between 1998 and 2002.
     In November 2003, Wheaton and Luismin gained 100% ownership of Los Filos in November 2003 through the purchase of Miranda Mining Development Corporation (“Miranda”) and agreements with Teck. In 2004, Luismin undertook additional delineation, drilling, geotechnical and environmental studies and metallurgical testwork as an initial part of the feasibility study.
Bermejal
     The Bermejal deposit was overlooked due to low gold grades at surface and the negative results of diamond drilling by Draco and the Consejo de Recursos Minerales. Little attention was paid to this area until 1986 when geologists from Industrias Peñoles S.A. de C.V. (“Peñoles”) sampled jasperoids within an extensive oxidation zone on top of Cerro Bermejal. Anomalous values showed a zone of 1.2 grams of gold per tonne. In 1988, geophysicists recognized strong magnetic and induced polarization anomalies and in 1989, Peñoles started a detailed exploration program for bulk mineable gold deposits. Peñoles completed a prefeasibility study in 1994 with an estimated 1,000,000 ounces of recoverable gold to be mined by a 13,000 TPD open pit and heap leaching operation.
     During 2003, Wheaton River evaluated the Bermejal deposit and conducted a due diligence review of the project. Subsequently a number of pits and adits were excavated to obtain bulk samples for validation of the local grade estimates and to provide representative material for metallurgical testwork.
     On March 22, 2005, Luismin acquired the Bermejal gold deposit from Minera El Bermejal, S. de R.L. de

C.V., a joint venture of Peñoles and Newmont Mining Corporation (“Newmont”). At the time of purchase by Luismin the mineral resource estimate was 93.6 million tones at a grade of 0.79 grams of gold per tonne in the Indicated Mineral Resource category. The Bermejal mineral resource was estimated by Peñoles, the current operator of the project. The Bermejal mineral resource reported in February 2005 used a 0.35 grams of gold per tonne cut-off and a $400 gold price.
     Luismin undertook due diligence metallurgical studies on the Bermejal mineralization for heap leach amenability and has since conducted additional diamond core drilling to delineate the mineral resources amenable to open pit mining. In 2005, further metallurgical, geotechnical, and engineering studies were undertaken by Luismin towards developing both Bermejal and Los Filos into one comprehensive mining operation.
Geological Setting
Regional Geology
     The Los Filos and Bermejal deposits are located in the Mezcala district in southern Mexico. This region of southern Mexico is underlain by a cratonic assemblage, approximately 2,000 metres thick of moderately to strongly folded Mesozoic platform carbonate and clastic rocks. The deposits lie near the centre of a large circular-shaped feature known as the Morelos-Guerrero Basin. The basinal sequence is composed of the Morelos, Cuautla and Mezcala Formations. The most important of these formations is the Morelos Formation, which is the thickest and most wide spread of the three. It is Cretaceous in age and predominantly a medium-bedded to massive fossilferous limestone and hosts most of the mineralization in the region including the Los Filos and Bermejal deposits. The Morelos Formation is up to 900 metres thick in places, and is overlain by share and thin-bedded limestone of the Cuautla and Mezcala Formations.
     The sedimentary formations were subsequently intruded by granodioritic plutons and related phases of dioritic stocks and dike intrusive bodies. The associated hydrothermal activities lead to the local development of alteration halos in the sediments surrounding the intrusives, including the formation of hornfels in argillaceous formations and, more importantly, marble within calcareous formations.
     The Cretaceous sediments and granitoid intrusions are unconformably overlain by a sequence of intermediate volcanic rocks and alluvial sediments (red sandstones and conglomerates) which partially cover the region.
     Regional structures in the Morelos-Guerrero Basin include sets of northeast-and-northwest-striking faults and fractures which cut both the carbonate sequence and the intrusives. The distribution of intrusive bodies in northwest-trending belts is thought to reflect the control on their emplacement by northwest trending faults.
Los Filos Deposit Geology
     In the Los Filos area, mineralization is associated with a diorite sill and granodiorite bodies that were emplaced in carbonate rocks of the upper Cretaceous Morelos Formation. The stocks comprise the area described as East Stock and are early Tertiary in age. Mineralization resulted from high temperature calc-silicate and oxide metasomatic alteration (skarn) assemblages that were followed by distinct meso-to epithermal alteration in the intrusives and the carbonates. Hemadite and magnetite are typical skarn minerals, but diopside which is more usually recognized in skarn assemblages, is not present. The Los Filos deposit formed along the north, east and southern margins of the East stock that geologic evidence and argon dating have indicated is slightly older than the West stock.
     The differing morphology of the East and West Nukay stocks is believed to reflect different structural controls during emplacement. The exposure of the West stock is roughly circular and about 1.3 kilometres in diameter. The East stock is elongated in a north-south direction and is about 1.4 kilometres long and 0.5 kilometres to 0.7 kilometres wide in the south but in the north, a western lobe extends for 1 kilometre in a west-southwest to east-northeast direction.
     The deposit is hosted primarily by the diorite sill that dips between 20º and 50º to the east away from the

East stock. The diorite was emplaced into a large, moderately-dipping, active structure that parallels bedding in the marble country rocks. The sill has a sigmoidal shape that starts out roughly flat at the stock, extends east at a moderate dip for about 200 metres, then thins and flattens out again at depth. Contained within the sill are thin, discontinuous slabs of marble that dip with the sill, interpreted to be structurally-bounded slivers of wall rock that were caught up in the diorite during emplacement. In the south-central portion of the deposit there is semi-circular gap in the sill, with holes drilled in the gap showing only marble to depths of 250 metres or more.
     On the western edge of the sill, the diorite grades into granodiorite of the main intrusive. The juncture where the sill meets the stock occurs at the point where the sill daylights and erosion has exposed the upper portions of the sill along with some of the contained marble xenoliths.
     Beneath the diorite sill, moderately east-dipping stubby bodies and fingers of granodiorite project into the carbonate wall rocks away from the East stock, forming a lower sill that generally parallels the dip of the upper diorite sill. A thin sliver of marble lies between the diorite sill and the lower granodiorite sill over much of the deposit. The lower-sill intrusive bodies extend, at most, halfway across the drilled cross-sections. These intrusive projections become less pronounced with depth, and the stock becomes essentially vertical a few hundred metres below the sill.
     In the north-central portion of the deposit, several of the eastern-most holes encountered thickness of several hundred metres or more of granodiorite beneath the diorite sill and above it.
Bermejal Deposit Geology
     Geology at the Bermejal deposit consists of calcareous and argillaceous rocks of Cretacerous age which are intruded by granodiorite stocks of Tertiary age, forming metasomatic halos at their contacts. Tertiary volcanics partly cover the area. Iron-gold mineralization is best developed at the granodiorite-limestone contacts and also within endoskarn. Endoskarn shows incipient garnetization and marmorization that decreases outward. Major pulses of gold and quartz mineralization occurred later, accompanied by strong retrograde alteration. The retrograde alteration stage destroyed the prograde calc-silicate mineral phases, resulting in chlorite, epidote and other hydrosilicate minerals. Second enrichment of gold and to a lesser extent copper, within the oxidation zone is common.
     The major mineralized bodies at Bermejal consist of iron-gold skarn with minor amounts of copper and silver at the intrusive-limestone contact. Mineralized bodies also occur with endoskarn and are disseminated within the hydrothermally altered intrusive rocks. Surface drilling defined four mineralized bodies around the Bermejal stocks: the Anomalia, BD-3, Tajo-Mez and Contacto Norte zones. With the exception of the Anomalia zone that dips to 30º to 40º SE, the other zones have almost vertical dips. Quartz-FeOx, high grade gold veins, stockwork and disseminated mineralization are locally important. The quartz-FeOx and high-grade gold veins are hosted by both limestones and intrusive rocks. Stockworks and disseminated mineralization are restricted to the intrusion. Examples of high grade veins can be found at the San Miguel and Gaudalupe areas. At Bermejal, all zones are mostly oxide ores. At depths of more than 250 metres, oxidation is pervasive and continuous while minor sulphides occur locally. Sulphides are also found toward the core of Cerro El Bermejal. Although most gold is associated with massive iron oxide bodies at the intrusive-limestone contact, there is also gold within structures, quartz veins and the pyroxene skarn zone.
     At Bermejal, mineralization is distributed around the granodiorite stock, both at the limestone contact and within the intrusion. The extent of the limestone replacement is minor compared to that of endoskarn. Thickness of the zones varies from 10 to 150 metres with an average of 80 metres. Mineralization extends continuously all around the apophysis of the intrusion which is approximately 600 metres in diameter. The shape of the deposit mimics a shell around the domic shape of the intrusive. Important structural controls that strike north-south and east-west accounts for bends and widening of zones at the Tajo-Mez and Contacto Norte areas.

Exploration
     There is no documentation available to describe the exploration programs on the Bermejal gold deposit prior to 2005 which meets the requirement of NI 43-101. The information available for the Los Filos site provided below predates NI 43-101 and does not necessarily conform with the language set out therein.
     Subsequent to Wheaton River purchase of Miranda and of Luismin in November 2003, exploration continued at Los Filos with the drilling of 81 diamond core drill holes and at Bermehal with the drilling of 36 diamond core holes.
     Fully documented exploration on the Los Filos gold deposits dates back from the early 1990s. The discovery hole for the Los Filos deposit was drilled in 1995. The 1995 program undertaken by Minera Nuteck consisted of district-wide geologic mapping, grid lithogeochemical sampling, a time-domain electromagnetic survey, road-cut mapping and sampling and drilling of 19,128 metres in 90 holes. The program included part of the area that was eventually delineated as the Los Filos deposit.
     During 1996, work was focused on the exploration and delineation of the Los Filos and Pedregal prospects that were found to be two portions of one continuous deposit. A total of 156 reverse circulation (“RC”) rotary and 44 core holes were completed at approximate spacing of 35 metres on a grid 1,200 metres long and 350 metres wide. Extensive mapping, sampling, density measurements, and metallurgical testing were also completed on the Los Filos deposit.
     In 1997, delineation drilling continued on the Los Filos deposit, for a total of 29,219 metres in 133 RC rotary holes. This drilling extended the area of known mineralization to the northwest and southwest. The 35 metres drilling grid covered an area of 1,400 metres by 400 metres. In 1997, metallurgical bottle-roll tests and column tests on low-and medium-grade core samples were carried out. Klohn-Crippen was retained to complete a preliminary geotechnical assessment of the project.
     The exploration phase of work on the Los Filos deposit was essentially completed in March 1988.
     In 1997, a scoping level study was completed on Los Filos by Teck, based on data available at the end of 1996. In 1998, Teck completed a prefeasibility level assessment using all of the drilling data for Los Filos available at the end of 1997. During the last quarter of 1998, Minera Nuteck initiated discussions with Peñoles/Newmont regarding the potential for a common processing arrangement for Los Filos and the Bermejal deposit.
     During 1999, Minera Nuteck continued metallurgical testwork, environmental studies, and a sediment control study and completed aerial photography over the Los Filos site in order to facilitate planning for site access and the potential location of a heap leach pad. In 2000, further work in preparation for a feasibility study on Los Filos was undertaken, including geological modeling, a 37-hole, 7,105 metre confirmatory drilling program, a study on the structural geology, further metallurgical testwork, environmental permitting studies, and a review of capital cost estimates.
Mineralization
     Approximately 75% of gold mineralization at Los Filos-Bermejal is hosted within the diorite sill and around the granodiorite stock. Mineralization is structurally controlled by breccias and quart-hematite-gold (+calcite) veins.
     The mineralogy of the contact zones at Bermejal is predominantly iron oxides with gold, in association with lesser quantities of copper, lead, zinc and arsenic occurring in carbonates and oxides as well as sulphides. Primary minerals are hematite, magnetite and jasper with lesser amounts of pyrite, chalcopyrite, arsenopyrite, spalerite, galena, pyrrhohite and marcasite as accessory metals.
Drilling
     An aggregate of 532 holes and 119,250 metres were drilled on the Los Filos site as of August 2005. At Los

Filos, the majority of drilling, 86,350 metres, has been RC with the remaining 32,900 metres drilled as core over an area measuring approximately 1.3 kilometres north-south by 400 metres east-west. Los Filos drilling sections were completed on approximately 35 metre spacings.
     An aggregate of 566 holes and 105,837 metres were drilled on the Bermejal site as of September 2005. As at Los Filos, the majority of drilling at Bermejal, 80,554 metres, has been RC with the remaining 25,283 metres drilled as core. As at Los Filos, Bermejal drill holes were completed on approximately 35 metre spacings.
     With regard to the pre-2003 drilling, the available documentation shows that Minera Nuteck used industry accepted drilling techniques to evaluate the Los Filos deposits. Luismin is in the process of updating the Bermejal drill hole database and documentation acquired from Mineral El Bermejal and it is understood that the required fields for drill, type, holde size, recovery and contractor for pre-2005 drilling will be included. Industry standard drilling techniques have been used by Luismin at Los Filos and Bermejal for post-2003 drilling.
Sampling and Analysis
     Lusimin has conducted core logging and sampling procedures in accordance with standard industry practice.
     Since 2003, diamond drilling and sampling protocols have been conducted by Luismin as follows: Luismin’s geologist selected target areas of potential mineralization based on geological sections and interpretations. Identification codes were assigned to the drill holes. Five drill rigs were in operation in 2004-three Longyear 38 and two URD 200 machines. Drilling normally commenced with HQ hole size and was reduced to NQ and sometimes BQ in areas of bad ground. Initially the core for metallurgical testing was drilled with a UDR 650 rig with PQ rods to recover a large volume of core. Down hole surveys were taken every 50 metres with a Reflex EZ-Shot instrument which also reported magnetism and temperature. The core was transported 13 kilometres to a core shack in Mezcala which is equipped with power, water and rock saws. All core boxes were numbered consecutively and marked with hole identification and drilling interval contained in the box. Core was photographed and video recorded from collar to toe, these digital files are stored on hard disc.
     Geological logging is completed in the following manner: core was measured and recoveries calculated; RQD measurements were taken by measuring the sections of core greater than 10 centimetres that were not fractured over lengths of 5 metres; and rock hardness measurements were recorded on a scale of 0-5 with O being very soft and 5 being very hard. All discontinuities are classified by type and thickness and discontinuity orientations were recorded as 0º-30º, 30º-60º 60º-90º.
Security of Samples
     Geological logging is completed in the following manner: the drilling commencement and completion dates, core diameter, overall length and collar coordinates are recorded. The geological log records lithology, percent of phenocrysts, feldspars, plagioclase, biotite, quartz, pyroxenes, garnets, calcite, hematite, limotite and clays. Sample intervals are recorded and numbered. Core samples are cut with 220 volt Rockman saws or split with Hydrasplit manual hydraulic splitters, taking lithological contacts into account, as determined by the geologist. PQ core are cut into sections: 75% for metallurgical testing, 12.5% for assaying and 12.5% were stored in the core box in the core shack, NQ core is also cut into three section but only 50% for metallurgical testing, 25% for assaying and 25% was stored. Cut samples are bagged and numbered in polyethylene bags. When approximately 400 samples have been accumulated they are transported to Chemex’s Guadalajara laboratory, which is located approximately 800 kilometres from Los Filos. At the laboratory, Chemex employees sign off for the specific samples bags received and assume responsibility of the sample. Samples undergo thirty-four element analyses and results are generally received within fifteen days. Assay results are compiled by Lusimin geologists.

Mineral Reserve and Mineral Resource Estimates
     The following table sets forth the estimated Mineral Reserves for the Los Filos Project as of December 31, 2006:
Proven and Probable Mineral Reserves (1)(2)(3)

	Category	Tonnes	Gold	Contained Gold
		(000s)	(grams per tonne)	(000 ounces)
Los Filos	Proven	11,701	1.34	504
Crush/Leach	Probable	18,520	1.61	956
Mineable Reserve	Proven + Probable	30,221	1.50	1,460

Los Filos	Proven	25,164	0.88	711
Total Mineable	Probable	41,585	0.94	1,257
Reserve	Proven + Probable	66,749	0.92	1,968

Bermejal	Proven	—	—	—
Mineable Reserve	Probable	135,899	0.58	2,534
	Proven + Probable	135,899	0.58	2,534

(1)	The Mineral Reserves for the Los Filos Project set out in the table above have been estimated by Michael G. Hester, FAusIMM of IMC and Reynaldo Rivera, MAusIMM at Luismin who are qualified persons under NI 43-101.

(2)	Cut-off grade for the Los Filos deposit was 0.22 grams of gold per tonne wholly contained within a pit optimization shell defined by using $400 per ounce of gold.

(3)	Cut-off grade for the Bermejal deposit was 0.20 grams of gold per tonne wholly contained within a pit optimization shell defined by using $425 per ounce of gold.
     The following table sets forth the estimated Mineral Resources for the Los Filos and Bermejal projects as of December 31, 2006:
Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)(6)(7)

	Category	Tonnes	Gold	Contained Gold
		(000s)	(grams per tonne)	(000 ounces)
Los Filos	Measured	10,194	0.70	229
	Indicated	20,635	0.68	454
	Measured + Indicated	30,829	0.69	683
	Inferred	3,892	0.59	73

Bermejal	Measured	—	—	—
	Indicated	22,262	0.51	367
	Measured + Indicated	22,262	0.51	367
	Inferred	12,635	0.45	183

Bermejal U/G	Measured	—	—	—
	Indicated	111	4.81	17
	Measured + Indicated	111	4.81	17
	Inferred	361	4.79	56

4P	Measured	—	—	—
	Indicated	36,900	0.61	719
	Measured + Indicated	36,900	0.61	719
	Inferred	54,900	0.63	1,119

(1)	The Mineral Resources for the Los Filos Project and Bermejal deposits set out in the table above have been estimated by Michael G. Hester, FAusIMM of IMC and Reynaldo Rivera, MAusIMM at Luismin who are qualified persons under NI 43-101.

(2)	The Mineral Resources for the 4P deposit set out in the table above have been estimated by Pamela de Mark, MAusIMM of Snowden who is a qualified person under NI 43-101.

(3)	Cut-off grade for the Los Filos deposit was 0.22 grams of gold per tonne wholly contained within a pit optimization shell defined by using $525 per ounce of gold.

(4)	Cut-off grade for the Bermejal deposit was 0.20 grams of gold per tonne wholly contained within a pit optimization shell defined by using $525 per ounce of gold.

(5)	Cut-off grade for the Bermejal U/G deposit was 3.47 grams of gold per tonne wholly contained within a standard longitudinal section using $525 per ounce of gold.

(6)	Cut-off grade for the 4P deposit was 0.22 grams of gold per tonne.

(7)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
Mining Operations
     IMC developed a mine plan for the project to process 24 million tonnes of ore per annum. The peak total material movement rate for the project is 66 million tonnes of ore per annum. The mine is scheduled to work 350 days per year. Each day will consist of two ten-hour shifts. Three mining crews will cover the operation. The feasibility study discusses the final pit design, mining phases, the mine production schedule and mineral reserve.
     IMC also designed three waste storage areas for the Los Filos deposit and two waste storage areas for the Bermejal deposit.
     Mining will be done by conventional open pit mining methods.
     It is expected that almost all the material will require blasting. It is planned to blast the ore (ROM and crush-leach) on 6 metres benches to provide better ore control and limit dilution. The waste will be blasted on 12 metres benches.
     A mine production schedule was developed to show the ore tonnes, metal grades, total material and waste material by year throughout the life of the mine. The distribution of ore and waste contained in each of the mining phases was used to develop the schedule, assuring that criteria such as continuous ore exposure, mining accessibility and consistent material movements were met.
     Pre-production requirements are 28 million tonnes, 14 million tonnes in each deposit.
Mineral Processing and Metallurgical Testing
Los Filos
     The principal ore type designations at Los Filos are based on rock type and alteration. The relatively high percentage of type Ia ore in the deposit and the amount of clay logged in this material have a significant effect on the processing of the ore.
Bermejal
     Ore from Bermejal will be processed by ROM heap leaching. Metallurgical testing of ore from Bermejal was previously conducted by Peñoles and is currently in progress by KCA. No final reports from Peñoles work were made available to KCA.
     Large column tests are being conducted by KCA to estimate gold and silver recoveries for ROM Bermejal material. The “as-received” size distribution of the material received by KCA was fairly fine averaging approximates 80% passing (“P80”) 50 millimetres. Subsequently, test results from Peñoles, which ran numerous column leach tests at varying crushing sizes, were used to project the large column test results from a P80 of 50 millimetres to ROM size of 400 millimetres for metallurgical purposes, Bermejal is separated into three different ore types; oxide, intrusive and carbonate. Included in these ore types is an unknown amount of high clay material. This high clay material will need special handling due to poor permeability characteristics.

Environmental Considerations and Permitting
     Environmental permits are required from various Mexican Federal, State and Municipal agencies. The most important and complex environmental permit required for the project is the environmental license of Licencia Ambiental Unica (“LAU”). The authorization of the LAU is based on the approval of an environmental impact assessment, an environmental risk study and land use change authorization. All of these environmental permits have been obtained.
     Other important permits include the Concession Title for Groundwater Extraction and a Wastewater Discharge Permit. The extraction of water from mines is regulated by Mexican law and no permit is required to extract mine water. However, the use of mine water requires an agreement with the National Water Commission (“CNA”) and payment of the corresponding water right. The use of surface water or groundwater from a source other than a mine is regulated under Mexican law and a water concession must be obtained from the CNA. Application to the CNA for water usage rights has been filed and approvals received during 2006. The discharge of wastewater to national water bodies is regulated by CNA. A permit is required for most industrial discharges. A detailed water balance prepared for the project indicates that the ponds have the capacity to contain all process solutions, and no discharges from the process facilities will be required.
     The following additional permits were granted to the Los Filos project: an explosive usage permit was granted by Mexican Military authorities early in 2005, approval of the 115 kilovolt transmission line and Los Filos main substation, and a franchise for diesel auto-consumption station granted by Pemex.
     The environmental management system and environmental and social management plans are being developed and implemented to meet Mexican and international environmental guidelines.
     Lease agreements for all land required for the Los Filos-Bermejal projects were obtained from the nearby communities in 2004 and 2005. Public consultation and community assistance and development programs have been developed and will be ongoing throughout the project.
Marlin Mine, Guatemala
     James S. Voorhees, P.Eng., formerly at Glamis, prepared an amended technical report dated November 11, 2003 entitled “Marlin Project Technical Report” (the “Marlin Report”). The following description of the Marlin Mine has been summarized, in part, from the Marlin Report and readers should consult the Marlin Report to obtain further particulars regarding the Marlin Mine. The Marlin Report is available for review on the SEDAR website located at www.sedar.com under Glamis’ profile.
Project Description and Location
     The Marline Mine is 100% owned by Montana Explorada de Guatemala, S.A., a wholly-owned subsidiary of the Corporation. It is located in the northern section of the province of San Marcos in the municipality of San Miguel Ixtahuacan in western Guatemala, approximately 140 kilometres northwest of the capital, Guatemala City.
     The project consists of one 200 hectare exploitation concession and 10,000 hectares of exploration concession. Approximately 550 small properties have been purchased by the Corporation and steps are being taken to have title to surface rights registered in the Corporation’s name. All of the surface rights in the vicinity of the project area are believed to be privately controlled, but few of the owners possess written title to their land.
     Guatemalan mining law provides three types of licenses. The licenses are reconnaissance, exploration and exploitation. A reconnaissance license has a six month period of duration with the possibility of renewal for an additional six month period. This license can cover an area from 500 to 3,000 square kilometres and upon application it can be converted to an exploitation license. An exploration license covers an area of up to 100 square kilometres and has a term of three years with the possibility of extension for two additional two year terms. With each extension the surface area should be reduced by 50 percent. An exploitation license follows from the exploration license and has a 25 year term with an extension for a second 25 year term upon application. It covers a maximum of 20 square kilometres. Surface rights fees are payable with all types of licenses and a royalty of one percent is payable at the exploitation stage. The one percent royalty is shared equally between the state and the municipality where the project is situated.
     All environmental regulatory permits, licenses and authorizations required to carry out planned operations at the Marlin Mine have been obtained and are in good standing.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
     The Marlin Mine is 25 kilometres by air west-southwest of the town of Huehuetenango or 300 kilometres by paved and gravel roads from Guatemala City. The Corporation has completed substantial improvements on roads leading into and roads within the project area.
     The climate is predominantly warm and dry with well defined wet and dry seasons. The majority of the 1,088 millimetres of annual rainfall occurs from April to October. The average yearly temperature in the area is approximately 25 degrees Celsius. Typically high temperatures are estimated to reach 40 degrees Celsius with low temperatures falling to 3 degrees Celsius.
     Power for the mine is obtained from a local power broker and is provided via a 27 kilometre power line built by the Corporation and dedicated to the Marlin Mine.
     Water is pumped from the Rio Tzala which flows from east to west in the valley adjacent to the site. Raw water for the project is pumped from two wells drilled directly in the river bed to a small containment pond and then distributed throughout the project as required. Potable water requirements are met by filtering and treating water.
     Topography at the project site is characterized by moderate to steep terrain with elevations ranging from 1,800 to 2,300 meters above sea level.
History
     The Marlin deposit was discovered in western Guatemala through regional grass-roots exploration in 1998 by Montana Exploradora, S.A. and was later purchased by Francisco Gold Corporation (“Francisco”) in 2000. In June 2002, Francisco shareholders approved a Plan of Arrangement between Glamis and Francisco that merged Francisco into Glamis and effectively transferred control of the Marlin Mine to Glamis. With the Guatamalan government’s issuance of environmental permits and the key exploitation license, construction on the project commenced early in 2004. In the second quarter of 2004, the Glamis board increased the original development budget from $120 million to $140 million to incorporate additional capacity and reflect the increased costs of construction materials. Mill capacity expanded by more than 20 percent to 5,000 tonnes per day.
Geological Setting
     The Marlin district is located 15 to 20 kilometres south of the Cuilco-Chixoy-Polichic Fault, a major sinistral transform fault that separates the North American and Central American cratons. Tertiary movement is documented to be over 150 kilometres. The Marlin deposit is on a projection of a southern splay off of the Polochic fault system. The northern side of the Polochic fault system contains Mesozoic sediments. The south side of the Polochic fault contains Paleozoic schist, gneiss and granite and a series of Tertiary mafic volcanic eruptive events composed mostly of dacitic to andesitic tuff, lahar and andesitic to basaltic flows. These eruptive units are separated by thin beds of waterlain sediments composed mostly of shale and tuffaceous shale. These older volcanics are covered by thick eruptive units of Quaternary and recent dacitic volcanic ash. The Marlin deposit is located within the Tertiary mafic eruptive unit. The deposit trends in the same direction as the Polochic fault system.
     There are four major lithologic units present at the Marlin site: quaternary pyroclastic deposits, marlin andesites, tertiary voclaniclastic sequence and porphyric dykes.
Mineralization
     The mineralization lies on the eastern portion of a two kilometre east-west trending vein system, which is one of several parallel vein systems identified in the Marlin district. Most of the mineralization is in quartz veins and quartz vein stockwork within a Tertiary-age, dacitic, lithic tuff of the Marlin formation or within south-dipping tectonic breccia zones within the Tertiary Volcaniclastic Sequence. A small part of the mineralization is in calcite veins. Drilling to date has confirmed geological continuity along strike to include the Cochis and the Main Zone.
     The mineralization is consistent over an east-west distance of 1,500 metres and is up to 300 metres wide. A 150 by 75 metre on surface layer of weathered vein “rubble” overlies the main zone of Marlin. Clay alteration consisting of illite and kaolinite forms adjacent to the veins although not abundant. Post mineralization faults have produced sheer zones within the mineralization. Approximately 9 percent of the mineralization and 30 percent of the reserves found to date are oxide. The remaining is non-oxide. The non-oxide mineralization contains pyrite at concentrations of one to three percent.
Exploration
     In 2005, exploration activities concentrated on drilling two of the several veins which have been identified in the area of the Marlin Mine. A total of 27 holes were completed during the year at the West Vero zone located 0.7 kilometres south of the main Marlin zone. The Rosa vein was also drilled from the underground mine. Additionally, in-fill drilling at the La Hamaca deposit located 3 kilometres north of Marlin allowed for the conversion of 152,000 ounces of gold resources to reserves. In 2006, $5 million is budgeted for exploration at Marlin and other regional sites and is expected to include continued drilling at West Vero and Rosa, as well as initial testing of other vein targets on the property.
     In 2006, exploration activities concentrated on continued drilling of the West Vero and Agel areas adjacent to the Marlin Mine. A total of 37 holes were completed during the year at the West Vero and Agel zones. Some infill drilling was also carried out at the La Hamaca deposit.
Drilling
     The Marlin Mine has been drilled nearly continuously since Francisco discovered the property and began drilling in 2001. Francisco completed 72 core holes totalling 7,606 metres. The drilling was concentrated around the outcrop of gold mineralization and its extension into the subsurface. The average drill-hole depth is 106 metres. After purchasing the property from Francisco in 2002, Glamis concentrated on expanding the mineralization down dip and along strike with a combination of 150 rotary, 119 rotary/core holes (rotary pre-collared) and 97 shallow holes drilled in the rubble zone.
     Rotary drilling was the primary source of sample collection in 2002. Shallow RZG holes were drilled evaluating the surficial “rubble zone” a regolith which contains higher than average grade mineralization. The average depth of these holes is 14 metres. Sample intervals of the RC drilling is 1.5 metres. During 2003, rotary drilling was primarily used to pre-collar core holes. The rotary holes were drilled to a point above the lower grade domain. Sample interval of the RC drilling is 1.5 metres.
     Glamis used core drilling predominantly to determine the geometry and grade of the high grade quartz vein. Holes are collared using H size core and reduce to N as drilling conditions dictate. Sample interval of the core drilling averages 1.56 metres and varies from a minimum of 0.01 metres to 6.09 metres.
     As of December 31, 2006, the Corporation had drilled and received analytical assay data on 697 drill holes (reverse circulation and core) totalling 145,986 metres.
Sampling and Analysis
     Rotary samples collected from 4 3/4 inch, face-sampling, hammer-drilled reverse circulation holes are initially collected in a five-gallon bucket. The weight is then recorded and the sample placed into the hopper of a Gilson splitter. The process is repeated until the entire 1.5 metre sample is collected. The total weight is recorded on the sample sheet along with the sample identification and the time of day collected. Weights are only recorded for the dry portion of the drill hole. The Gilson splitter is set to split the sample into two halves, one half is retained and the other half is wasted. The remaining 50 percent is placed into the hopper again and another 50 percent split is made. The two samples are placed into pre-labeled plastic sample bags, one for assay and the other is stored. An air hose and nozzle is provided for blowing out the Gilson splitter, pan and buckets. A geologist is assigned to the rotary rig to supervise sample collection and log geology.
     The diamond drill core is collected and placed in wooden core boxes made locally on site. The core is washed to obtain a clean surface for geologic and geotechnical logging and placed in a covered logging facility. All core is photographed on print film. Core is sawn longitudinally with a diamond saw and half the core, on a nominal 1.5 metre interval broken at lithologic boundaries, is placed in a pre-labeled plastic bag. The other core holes are shipped to Chemex’s Hermosillo, Mexico laboratory for preparation. After preparation, the samples were shipped for assaying to either Rocky Mountain Geochemical’s laboratory in Reno, Nevada or Chemex Labs in Vancouver, British Columbia. Since June 2002, when Glamis began the second drilling program, splits from the core holes are shipped to a facility operated by Inspectorate’s laboratory in Sparks, Nevada for assay. Unused core from both drilling campaigns is available for inspection on site.
     Inspectorate uses their rock sample preparation on the Marlin samples. Thoroughly dried samples are reduced to greater than 80 percent passing 10 mesh using a two stage crushing procedure, jaw and roll mill. After homogenization, a 300 gram split is obtained using a Jones riffle splitter. The spit is further reduced to greater than 90 percent passing 150 mesh. Clean sand is employed in pulverization between all samples. The sand then is inserted into the sample stream one per batch where it is reported as a blank sample.
     Gold and silver is estimated for each sample using fire assay. Samples that exceed three grams per tonne of gold and 200 grams per tonne of silver are automatically submitted for fire assay-gravimetric finish. If geologists identify visible gold in the core, the sample is submitted for 5 assay tonne analysis.
     Bulk density determination was performed on 92 core samples. The distribution density samples within the mineralized area is sufficient for resource estimation.
     Although the number of quartz determinations appears low, the confidence interval at 95 percent is an acceptable 3 percent. The number of determinations in the rubble zone is also low but the zone only contains 300,000 tonnes.
Security of Samples
     Both independent laboratories used in the Marlin Mine exercise quality control in the form of duplicates, standard reference materials and blanks.
     Glamis established a limited QA/QC program focused on coarse reject and pulp reject checks. A frequency of 1 in 20 pulps is systematically submitted to the check lab (Chemex Labs, Nevada) for gold and silver analysis. Coarse rejects are also submitted to the check lab.
     Samples analyzed at Inspectorate and Chemex were paired and examined on scatterplots. In general, the check and primary labs agree within an overall average of less than 5 percent.
Mineral Reserve and Mineral Resource Estimates
     The following table sets forth the estimated Mineral Reserves for the Marlin Mine as of December 31, 2006:
Proven and Probable Mineral Reserves (1)(2)

		Grade		Contained Metal
Category	Tonnes	Gold	Silver	Gold	Silver
	(millions)	(grams per tonne)	(grams per tonne)	(millions of	(millions of
				ounces)	ounces)
Proven	4.0	4.78	102.1	0.62	13.1
Probable	12.36	3.96	90.7	1.57	36.0

Proven + Probable	16.36	4.16	93.5	2.19	49.2

(1)	The Mineral Reserves for the Marlin Mine set out in the table above have been estimated by Bob H. Bryson at Goldcorp and audited by Neil B. Prenn, P.Eng. at Mine Development Associates who is a qualified person under NI 43-101.

(2)	Based on a gold price of $450 per ounce and a silver price of $7.00 per ounce.

     The following table sets forth the estimated Mineral Resources for the Marlin Mine as of December 31, 2006:
Measured, Indicated and Inferred Mineral Resources (1)(2)

		Grade		Contained Metal
Category	Tonnes	Gold	Silver	Gold	Silver
	(millions)	(grams per tonne)	(grams per tonne)	(millions of	(millions of
				ounces)	ounces)
Measured	0.64	0.85	16.7	0.02	0.3
Indicated	2.72	2.27	84.4	0.20	7.4

Measured + Indicated	3.36	2.00	71.5	0.22	7.7

Inferred	20.09	1.56	27.5	1.01	17.8

(1)	The Mineral Resources for the Marlin Mine set out in the table above have been estimated by Bob H. Bryson at Goldcorp and audited by Neil B. Prenn, P.Eng. at Mine Development Associates who is a qualified person under NI 43-101.

(2)	Based on a gold price of $525 per ounce and a silver price of $8.00 per ounce.
Operations
     The Marlin Mine has both conventional open pit mining operations will 11 cubic metre loaders and 90 tonne trucks for moving the ore, and underground mining operations which employ five cubic metre loaders and 30 tonne trucks for ore haulage. Support equipment includes blasthole drills, drilling/bolting machines, track dozers, motor graders and water trucks to maintain the road surfaces, dumps and operating benches.
     The mill is designed to treat a nominal 1.82 million tonnes per year of ore. Ore is fed through a crusher prior to being introduced into the grinding circuit. Milling is conducted in a semi-autogenous grinding mill/ball mill circuit. The pulp produced by the milling is subjected to tank leaching with cyanide. After leaching the ores in the large tanks, the pulp is “washed” in a series of settling units (counter-current decantation). This effectively produces two products: a clear gold and silver bearing solution and also a pulp without precious metal values. The gold and silver solution is sent to the refinery where the metals are precipitated out of solution through the addition of zinc. This precipitate is filtered and smelted to produce doré bars.
     The Marlin Mine commenced production in December 2005. In 2006, the first year of production, the Marlin Mine produced 160,900 ounces of gold and 1,598,400 ounces of silver. The Corporation expects production from the Marlin Mine through to 2015.
Pueblo Viejo Project, Dominican Republic
     The following description of the Pueblo Viejo Project has largely been summarized from the Pueblo Viejo technical report (the “Pueblo Viejo Technical Report”) entitled “Pueblo Viejo Project, Province of Sanchez Ramirez, Dominican Republic, 43-101 Technical Report and Qualified Person’s Review” dated October 26, 2005, which was prepared for Placer Dome AMEC which has since been re-addressed to the Corporation. Readers should consult the Pueblo Viejo Technical Report to obtain further particulars regarding the Pueblo Viejo Project which is available for review on the SEDAR website located at www.sedar.com under the Corporation’s profile.
Property Description and Location
     Pueblo Viejo is located in the central part of the Dominican Republic on the Caribbean island of Hispanola in the province of Sanchez Ramirez and covers an area of 3,200 hectares. The project is 15 kilometres west of the provincial capital of Cotui and approximately 95 kilometres northwest of the national capital of Santo Domingo. The main port facility in the Dominican Republic is Haina in Santo Domingo. Other port facilities are located at Puerto Plata, Boca Chica and San Pedro de Macoris. Access to Pueblo Viejo from Santo Domingo is by a four-lane paved highway, which is the main access road between Santo Domingo and the second largest city, Santiago. This highway connects to a single- lane secondary highway, which passes through Piedra Blanca. Pueblo Viejo is 22 kilometres from Piedra Blanca.

          In 2000, the Dominican Republic invited international bids for the leasing and mineral exploitation of the Pueblo Viejo sulphide deposits. On July 2, 2001, Placer Dome Dominicana Corporation (“PDDC”) won the bid, and the parties signed a letter of intent on August 4, 2001. The effective date of the Special Lease Agreement (the “SLA”) for Pueblo Viejo is July 29, 2003. The SLA contains the following terms:
•	The SLA will extend for 25 years following notice by PDDC to the Dominican Republic that PDDC has determined to develop a mine at Pueblo Viejo, with one extension at the mutual agreement of the parties, allowing a possible term of 75 years;

•	PDDC may exploit the Los Quernados Limestone Deposit and all other limestone deposits within Pueblo Viejo at no additional charge;

•	The Dominican Republic will acquire and lease to PDDC the lands and mineral rights necessary for permanent disposal of tailings and waste;

•	The Dominican Republic will mitigate all historical environmental matters, except those conditions within areas designated for development by PDDC;

•	The Dominican Republic will relocate at its sole cost and in accordance with World Bank standards those persons dwelling in the Los Cacaos area;

•	The Dominican Republic State will provide a permanent reliable water source necessary to conduct the operations at no extra charge to PDDC; and

•	PDDC will make net royalty payments to the Dominican State of 3.2% of net receipts of sales, make a net profits interest payment (with a rate that varies with the price of gold) after PDDC has recaptured its initial and ongoing investments and pay income tax under a stabilized tax regime.
          PDDC commissioned a number of consultants to collect background baseline information on the existing biophysical and human environments from 2002 through 2004. Key findings indicated significant historical environmental impact, particularly with respect to acid rock drainage and metals leaching, which has degraded water quality in the Arroyo Margajita in particular and in the Rio Maguaca to a lesser extent. Water management infrastructure was found to be in poor condition and contributing to aquatic impacts. There were large amounts of hazardous wastes on the mine site which remain. Pit walls, waste rock dumps, and stockpiles continue to erode, depositing sediments behind dams and water control structures. Stability of the Mejita and Las Lagunas dams was identified as a key issue. Under the concession agreement signed between PDDC and the Dominican Republic government, existing liabilities are the responsibility of the Dominican Republic government. AMEC considers PDDC’s assessment of risks, liabilities and costs associated with construction and operation of the Pueblo Viejo Project to have been conducted thoroughly at the time of the study. While more work remains, the information assembled to date represents a sound basis for further study. Environmental risks and liabilities centre on possible dam failure of the two existing dams which are government responsibilities.
History
          Pueblo Viejo has a long history of exploration, development and production. Pueblo Viejo was discovered by the Dominican Republic government in 1950 during a regional geological mapping program. Small-scale production was unsuccessfully attempted in subsequent years. Rosario Resources Corporation (“Rosario”) optioned the property in 1969 and produced oxide ore from open pits from 1975 until 1991. Starting in 1986, Rosario examined options for treating refractory mineralization as oxide reserves diminished. Rosario rejected the available options as not being environmentally feasible and instead built a CIL plant and new tailings facilities to process transitional oxide-sulphide ores. Production continued at reduced rates until 1999.
          In its 24 years in production, Pueblo Viejo produced a total of 5.3 million ounces of gold and 24.4 million ounces of silver. Starting in 1996, Rosario and the Dominican Republic invited bidders to participate in development of sulphide mineralization. GENEL JV (“GENEL”), Mount Isa Mines (“MIM”) and Newmont Mining Corporation each carried out technical work, including drilling, resource estimation metallurgy and economic assessments, in preparation of bids, but none concluded an agreement with the government.
          Placer Dome carried out additional studies beginning in 2002 which resulted in an internal feasibility study in 2005. Work included 3,039 metres of core drilling in 18 holes during 2002 and 15,424 metres of core drilling in 111 holes during 2004, revision of resource estimates, new mine designs and reserve estimates, metallurgy and process studies, capital and operating costs estimates and financial analyses. Placer Dome announced in September 2005 that it would develop the Pueblo Viejo Project.
Geological Setting and Mineralization
     Mineralization at Pueblo Viejo occurs within the Lower Cretaceous Los Ranches Formation, a series of volcanic and volcaniclastic rocks that extend across the eastern half of the Dominican Republic. The Pueblo Viejo portion of the Los Ranches Formation, the most important ore host, fills a restricted sedimentary basin measuring approximately three kilometres north-south by two kilometres east-west. Formation of the basin is interpreted to be either rift derived or a maar-diatreme complex that cut through lower members of the Los Ranches Formation.
     The Moore deposit is located at the eastern margin of the Pueblo Viejo Member sedimentary basin. Stratigraphy consists of finely bedded carbonaceous siltstone and mudstone overlying horizons of spilite (basaltic-andesite flows), volcanic sandstone, and fragmental volcaniclastic rocks.
     The Monte Negro deposit is located at the northwestern margin of the sedimentary basin. Stratigraphy consists of interbedded carbonaceous sediments ranging from siltstone to conglomerate that are interlayered with volcaniclastic flows.
     The Moore and Monte Negro deposits are the largest of several high sulphidation gold deposits in the district. Mineralized structures at Pueblo Viejo are both sub-horizontal and sub-vertical. The deposits occupy funnel-shaped envelopes of advanced argillic alteration characterized by the presence of silica, pyrophyllite, pyrite, kaolinite, and alunite. Gold primarily occurs as solid solution and colloidal-sized microinclusions within the crystal structure of pyrite and less commonly as micron-sized grains of native gold, electrum, sylvanite, and aurostibite.
Drilling and Verification of Data
     Drilling campaigns have been conducted by most of the participating companies in the project over the years, including Rosario, GENEL, MIM, and PDDC. Resource estimates are supported with results from 573 reverse circulation and core drill holes (349 drill holes for Moore deposit, 224 drill holes for Monte Negro deposit) totalling 80,261 metres.
     Approximately 65% of the drill holes used in the 2005 PDDC resource estimate were drilled vertically, with the remainder being inclined to intercept both vertical and subhorizontal structures.
     Rosario employed core, reverse circulation, and rotary percussion drilling methods during its exploration and development phases. Logged information was recorded on paper and later manually entered into an electronic database. AMEC verified 2.5% of the data generated by this program against original documents that could be recovered. Remaining holes were validated using nearest-pair comparisons with PDDC drill holes. PDDC paired assays from PDDC and GENEL drilling with assays from Rosario drilling using different search radii and then prepared QQ plots to show assay grade distributions for each. A nearest-pair analysis was necessary because most Rosario holes are vertical and nearly all GENEL, MIM and PDDC holes are inclined. Rosario drilling is generally reliable but represents a risk to the project where projected high-grade material may be lower than anticipated. Core recovery for Rosario drilling was poor, being about 50% in areas of mineralization and silicification. This resulted in globally offsetting positive and negative biases but these biases may vary significantly by recovery class. Loss of fines in sampling negatively affected zinc values.
     In 1996, GENEL drilled 20 holes at the Pueblo Viejo project site, 11 in the Moore deposit and nine in the Monte Negro deposit. All holes were drilled at an angle. AMEC verified the data generated by this program against original documents.
     In late 1996 and into 1997, MIM drilled 31 holes, 15 at the Moore deposit and 16 at the Monte Negro deposit. Five holes were vertical and 26 were drilled at an angle. Original records are not available for this drilling campaign, therefore these holes were demonstrated to be reliable by comparing them to PDDC and GENEL holes in a nearest-pair analysis and inspections of sections with PDDC and GENEL drill holes.

     PDDC completed 3,039 metres of diamond drilling in 18 holes during the months of October and November 2002 and 15,424 metres in 111 drill holes in 2004. All but one of these holes were angle holes. This drill program largely confirmed the location and tenor of mineralization at Pueblo Viejo. Fluor Corporation undertook a study of twinned drill holes as part of its 1986 feasibility study. The results showed some differences between some of the drill holes. Fluor Corporation’s comments about the twin holes results state that the analysis of gold, silver, zinc, carbon and sulphur assays showed no significant overall bias except for carbon and zinc. Carbon assays were consistently lower by 7% and zinc assays lower on average by 36% than in the original hole. PDDC reviewed 20 twinned and closely spaced drill holes and compared the gold grades. The results of this analysis show good agreement between different drilling methods — rotary, reverse circulation, and core — when the holes are closely spaced.
Sampling Method and Approach
     Information about sampling strategies used by the Rosario, GENEL and MIM companies is not available. Rosario samples were prepared and assayed by Rosario personnel at the mine site laboratory. AMEC does not know where the GENEL and MIM samples were processed and assayed, but previous reviewers for this project have stated that the samples were processed at the mine site lab.
     PDDC core logging and splitting met industry standard practices for this type of deposit and was performed by PDDC personnel. Sample splits were sent to a commercial laboratory with the remaining half retained for reference.
Sample Preparation, Analyses and Security
     Minimal assay QA/QC procedures were practiced in Rosario drilling, which was common for this period. PDDC validated historical drilling by Rosario by performing nearest-pair twin analyses with PDDC core holes, by comparing resource estimates with and without PDDC holes and by performing conditional simulation studies.
     QA/QC procedures have varied significantly during the history of work at Pueblo Viejo. The Rosario work consisted of two batches of check assays sent to a second laboratory, which AMEC considers substandard. GENEL QA/QC involved insertion of standard samples and analysis of pulp duplicate samples and is considered by AMEC to be adequate. MIM sample data lack any QA/QC validation. MIM holes were validated by comparing these to nearby PDDC and GENEL holes.
     QA/QC by PDDC relied on two standards and check assaying and is substandard relative to current industry practices, but is generally acceptable to AMEC. No duplicate samples were analyzed, and the check analysis program included no certified reference materials or blank samples. AMEC recommends that, in addition to check assaying, future QA/QC programs include field duplicate samples, crusher duplicate samples, pulp duplicate samples, blind duplicate samples, standard samples and blank samples.
Mineral Processing and Metallurgical Testing
     Gold recoveries predicted from testing prior to PDDC’s involvement were in the range of 80% to 84%. Each of the concepts that were capable of yielding gold recovery in this range involved expensive destruction of the sulphide minerals, either by roasting or oxidative leaching, while rejecting 16% to 20% of the gold.
     After investigating a number of alternatives, PDDC has selected a fairly straightforward process based on pressure oxidation of the whole ore followed by carbon-in-leach cyanidation for recovery of the gold and silver. Autoclaving of the whole ore entails greater capital and operating costs than treating a concentrate, but the increment in operating cost is limited because of its dependence more on sulphur throughput rather than tonnage throughput. The increment in gold recovery with whole ore pressure oxidation is significant: gold recoveries are projected to vary with ore type from 88.7% to 94%. These projections are supported by an extensive test program completed at SGS Lakefield Research Limited in Peterborough, including a 10-day continuous autoclave and cyanidation pilot-plant campaign, which reported 93.7% overall extraction.
     The extent of testing and pilot plant operation that underpins the feasibility study is appropriate for this level of project evaluation. The extent of investigation into metallurgical variability and the level of testing undertaken give AMEC a high level of confidence that the predicted recoveries for the various ore types will be very close to what would be experienced if the selected flowsheet were constructed.
Mineral Reserve and Resource Estimates
     The following table sets forth the estimated Mineral Reserves for Goldcorp’s 40% interest in the Pueblo Viejo Project as of December 31, 2006:
Proven and Probable Mineral Reserves (1)(2)(3)

		Grade				Contained Metal
Category	Tonnes	Gold	Silver	Copper	Zinc	Gold	Silver	Copper	Zinc
		(grams	(grams per			(millions	(millions of	(millions of	(millions of
	(millions)	per tonne)	tonne)	(%)	(%)	of ounces)	ounces)	pounds)	pounds)
Proven	7.67	3.01	20.3	0.11	0.86	0.74	5.0	19	146
Probable	64.04	3.16	15.8	0.10	0.68	6.51	32.5	134	961

Proven + Probable	71.71	3.14	16.3	0.10	0.70	7.25	37.5	153	1,108

(1)	The Mineral Reserves for the Pueblo Viejo Project have been estimated by Rick Allan, Director, Engineering and Mining Support at Barrick, Jacques McMullen, Vice President, Metallurgy and Process Development at Barrick and Rick Sims, Manager Corporate Reserves at Barrick who are qualified persons under NI 43-101. The Mineral Reserves are classified as proven and probable and are based on the CIM Standards. Mineral Reserves are contained within an open pit design using a life-of-mine average cut-off grade of 1.7 grams per tonne.

(2)	Based on a gold price of $475 per ounce, a silver price of $8.50 per ounce, a copper price of $1.25 per pound and a zinc price of $0.60 per pound.

(3)	Numbers may not add up due to rounding.
     The following table sets forth the estimated Mineral Resources for Goldcorp’s 40% interest in the Pueblo Viejo Project as of December 31, 2006:
Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)
(excluding Proven and Probable Mineral Reserves)

		Grade				Contained Metal
Category	Tonnes	Gold	Silver	Copper	Zinc	Gold	Silver	Copper	Zinc
		(grams	(grams per			(millions	(millions of	(millions of	(millions of
	(millions)	per tonne)	tonne)	(%)	(%)	of ounces)	ounces)	pounds)	pounds)
Measured	0.30	2.90	12.7	0.05	0.21	0.03	0.1	1	1
Indicated	9.57	2.68	9.5	0.05	0.15	0.82	2.9	11	31

Measured + Indicated	9.87	2.69	9.6	0.05	0.15	0.85	3.0	12	32

Inferred	19.67	2.82	4.2	0.03	0.02	1.78	2.7	13	10

(1)	The Mineral Resources for the Pueblo Viejo Project have been estimated by Rick Allan, Director, Engineering and Mining Support at Barrick, Jacques McMullen, Vice President, Metallurgy and Process Development at Barrick and Rick Sims, Manager Corporate Reserves at Barrick who are qualified persons under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred and are based on the CIM Standards. Mineral Resources are contained within a pit design using an average cut-off grade of 1.5 grams per tonne.

(2)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

(3)	Based on a gold price of $525 per ounce, a silver price of $8.00 per ounce, a copper price of $1.50 per pound and a zinc price of $0.86 per pound.

(4)	Numbers may not add up due to rounding
Mining Operations
     Gold ore will be mined by conventional open pit methods from two pits. Total mine life is anticipated to be 20 years. In the initial six years of operation, the mine is expected to produce an average of 800,000 ounces of gold per year. The ore is refractory and will be treated at a rate of 15,000 tonnes per day by whole ore pressure oxidation, followed by CIL cyanide leach.
          Placer Dome Technical Services (“PDTS”) has completed a number of studies investigating the Pueblo Viejo Project, including a feasibility study concluded in July 2005. These investigations have evaluated various throughput options and mining cut-off grade strategies. PDTS has shown that modestly positive economics can be achieved for the project. PDTS has shown that for a positive outcome for the project to be achieved, the following are necessary:
•	A minimum throughput rate of 15,000 tonnes per day must be achieved.

•	An aggressive cut-off grade strategy must be implemented to process the highest grade ore early in the mine life with lower grade ore stockpiled for processing later in the mine life. PDTS has demonstrated that this should be achievable.

•	Proper blending of the ore will be necessary to maximize the utilization of the process facility and achieve required gold production. PDTS has demonstrated that the blending should be achievable.
          The envisioned mining operations consists of mining from two open pits: Moore and Monte Negro; and from three limestone quarries: Plant, Las Lagunas and Los Quemados. The mines will follow a conventional drill-blast-load-haul mining sequence. Mining operations (equipment and manpower) will be interchangeable between the mines and quarries. The ore from the mines will be hauled to a crusher near the plant site or to the low-grade stockpile. The waste from the mines will be hauled to the El Llagal tailings facility. It is anticipated that all of the waste mined will be acid generating. Therefore, all of the potential acid drainage will be contained within the tailings facility. The limestone will be mined and used as road construction material, rock for the construction of the El Llagal tailings dam, and for processing and water management operations. The process will require high quality limestone for the production of lime.
          The ore reserve was developed using only the measured and indicated portion of the resource model. Mining limits, mine and quarry production schedules, mine operating costs, mining equipment requirements, mining capital, and mine sustaining costs were developed by PDTS based on first principles and experience with their other operating properties. The mine production schedule uses a staged mine development. The high-grade ore will be processed immediately as it is mined while the low-grade ore will be stockpiled and processed after the mine is exhausted. Gold cut-off grades vary by mining stage and were selected to optimize gold production given the ore tonnage and sulphur constraints in the plant. AMEC has reviewed the mine designs and mine plans. AMEC believes that the designs and plans are suitable and generally achievable as planned.
Other Mineral Projects
El Sauzal Mine, Mexico
          The Corporation acquired its 100% interest in the El Sauzal Mine in connection with the Glamis Acquisition. El Sauzal is located 447 kilometres from Chihuahua, Mexico. An on-site camp provides housing and services for the 250 employees who rotate in and out on varying shifts. The El Sauzal Mine is a conventional open pit operation moving nearly 7.4 million tonnes per year of material. Ore is mined at an annual rate of 2.1 million tonnes. Ore is fed through a primary jaw crusher prior to being introduced into a semi-autogeneous grinding mill/ball mill circuit. Gold recovery is a modified CIL circuit. A heap leach pad is currently being constructed of spent ore, dry stack tailings for use in recovering lower grade ore starting in mid-2007. The mine commenced commercial production in December 2004. Gold production in 2006 was 299,600 ounces at a total cash cost of $103 per ounce. Gold production of approximately 250,000 ounces per year is expected for the remaining mine life through to 2010.
Porcupine Mine, Canada
     The Corporation acquired its 51% interest in the Porcupine Mine in connection with the Placer CLA Acquisition. Kinross Gold Corporation (“Kinross”) holds the remaining 49% interest in the Porcupine Mine. The Porcupine Mine is situated within the City of Timmins in north-eastern Ontario and consists of three operating gold mines and a central milling facility. The properties have produced more than 16 million ounces of gold since production began in 1910 and include North America’s longest continually operating gold mine/mill combination. The majority of the Porcupine Mine property is located within the city limits of Timmins. The total property area, all of which is within 100 kilometres of the Dome Mill, is approximately 38,000 hectares of mine claims. In 2006, the Corporation’s 51% share of gold production from the Porcupine Mine amounted to 162,700 ounces of gold at a total cash cost of $370 per ounce. With existing mineral reserves, the Porcupine Mine has an expected mine life through to 2020.
Musselwhite Mine, Canada
     The Corporation acquired its 68% interest in the Musselwhite Mine in connection with the Placer CLA Acquisition. Kinross holds the remaining 32% interest in the Musselwhite Mine and the Corporation is the operator of the mine. The Musselwhite Mine is situated in north-western Ontario on the southern shore of Opapimiskan Lake, 480 kilometres by air north of Thunder Bay, on traditional First Nation land. The nearest town, Pickle Lake, is 103 kilometres by air to the south. The Musselwhite Mine is principally an underground gold mine and associated processing plant producing nearly a quarter of a million ounces of gold annually. The property consists of a combination of leases and mining claim units covering a total of 17,548 hectares. The Musselwhite Mine commenced commercial production in 1997. In 2006, the Corporation’s 68% share of gold production from the Musselwhite Mine amounted to 148,800 ounces of gold at a total cash cost of $425 per ounce. With existing mineral reserves, the Musselwhite Mine has an expected mine life through to 2013.
Peak Mine, Australia
     The Peak Mine is situated in the vicinity of the Cobar Gold Field which is located approximately 700 kilometres west of Sydney, New South Wales, Australia. The Peak properties include a 100% interest in four consolidated mining leases, a mining lease and two contiguous exploration licences. The leases and licenses cover approximately 300 square kilometres surrounding the Peak Mine. In addition, Peak Gold Mines Pty Ltd. owns or has interests in tenements covering approximately 600 square kilometres, including an agreement with Polymetals to mine the Mt. Boppy open cut. There is a royalty payable to the State Government of New South Wales of approximately 3% of gross revenue from the Peak properties. The Peak operation is expected to draw the majority of its economic value from the sale of gold in doré bullion. In addition, a concentrate containing copper, gold and silver will be produced for sale. Most of the production is derived from ore mined at the underground operations which is supplemented by relatively large open cut stockpile material. In 2006, gold production from the Peak Mine amounted to 122,600 ounces of gold at a total cash cost of $215 per ounce and 6,591,000 pounds of copper. With existing mineral reserves and mineral resources, the Peak Mine has an expected mine life through to 2014.
Marigold Mine, United States
     The Corporation acquired its 66 2/3% interest in the Marigold Mine in connection with the Glamis Acquisition. Barrick holds the remaining 33 1/3% interest in the Marigold Mine. The Marigold Mine is situated in Humboldt County, Nevada at the north end of the Battle Mountain-Eureka Trend that extends through central Nevada. The property consists of 28.9 square miles, including 13 square miles of fee mineral interests. The remaining 15.9 square miles are unpatented mining claims, 6.1 square miles of which are not subject to royalties. Royalty rates on leased land range from 3% to 5% of net smelter returns, with rates rising to 7% or 8% on certain parcels depending on the price of gold. The rate for the remaining life of mine is anticipated to average 5.5%. Total royalty expense for 2006 was $3.71 million, of which the Corporation’s share was $2.48 million. The Marigold Mine is a run of mine heap leach operation that commenced production in 1988. The mine was transformed from a modest, conventional milling operation into a large and efficient heap leach mine. In 2006, the Corporation’s 66 2/3% share of gold production from the Marigold Mine amounted to 99,800 ounces of gold at a total cash cost of $304 per ounce. The Corporation expects production from the Marigold Mine through to 2017.
Amapari Mine, Brazil
     The Amapari Mine is located in Amapa State in northern Brazil, approximately 200 kilometres north-west of the state capital of Macapa, a port city on the north bank of the Amazon River estuary. The Amapari Mine consists of a developed open pit and heap leach operation and an undeveloped sulphide milling operation sourcing ore from open pits and an undeveloped underground operation. The Amapari Mine property covers approximately 251,000 hectares comprising a series of mostly contiguous claim blocks and a Mining Concession application. The Amapari Mine commenced commercial production in January 2006. In 2006, gold production from the Amapari

Mine amounted to 84,200 ounces of gold at a total cash cost of $524 per ounce. With existing mineral reserves, the Amapari Mine has an expected mine life through to 2011.
La Coipa Mine, Chile
     The Corporation acquired its 50% interest in the La Coipa Mine in connection with the Placer CLA Acquisition. Kinross holds the remaining 50% interest in the La Coipa Mine. The La Coipa Mine is located in northern Chile, approximately 1,000 kilometres north of Santiago and 140 kilometres north-east of the city of Copiapó. Mantos de Oro operates the mine which consists of a series of open pits containing low grade gold and silver ore and a processing facility. Production in 2006 was 62,400 ounces of gold and 4,777,500 ounces of silver at a total cash cost of $58 (by-production) and $305 (co-production) per ounce. A new pit is currently under development and overall production is forecast to increase in 2007. With existing mineral reserves, the La Coipa Mine has an expected mine life through to 2010.
San Martin Mine, Honduras
     The Corporation acquired the San Martin Mine in connection with the Glamis Acquisition. The San Martin Mine is situated in Central Honduras, approximately 90 kilometres north of the capital city of Tegucigalpa, Honduras. The property consists of 14,100 hectares of land around the Rosa and Palo Alto deposits. The San Martin Mine is a conventional open pit, heap leach operation, designed for low-cost production. Two separate mineralized zones make up the San Martin deposit. The San Martin Mine commenced commercial production in 2001. In 2006, gold production from the San Martin Mine amounted to 59,600 ounces of gold at a total cash cost of $350 per ounce. With existing mineral reserves, the San Martin Mine has an expected mine life through to 2007.
Wharf Mine, United States
     The Wharf Mine property consists of title to, or leases held by Wharf Resources (U.S.A.) Inc. (“Wharf Resources”), which is an indirect wholly-owned subsidiary of the Corporation, on 449 patented and 98 unpatented mining claims, covering approximately 4,205 mineral acres and 3,626 surface acres. The Wharf Mine is situated four miles west of Lead in the Black Hills, a heavily forested, small mountain range located in western South Dakota. The property consists of several areas of adjoining gold mineralization amenable to open pit mining. Wharf Resources holds title to the surface and mineral rights of the claims. All of the Wharf Mine’s total proven and probable mineral reserves are on patented claims. In 2006, gold production from the Wharf Mine amounted to 63,000 ounces of gold at a total cash cost of $340 per ounce. With existing mineral reserves, the Wharf Mine has an expected mine life through to mid 2008.
Éléonore Project, Québec
     The Corporation acquired Virginia Gold Mines Ltd and retained the Éléonore Project in March 2006. The Éléonore Project is located in the Ell Lake area in the north-eastern part of the Opinaca reservoir, approximately 320 kilometres north of the town of Matagami in the James Bay region of Québec, Canada. The Éléonore deposit is a major new gold discovery in a relatively unexplored area in the Province of Québec. It is a unique and significant property located in the core of what Goldcorp believes to be a promising new gold district in North America. The Corporation is continuing aggressive exploration and development on Éléonore, with resource and scoping studies being initiated throughout 2006.
     Previous work on the property consisted mainly of surface geological interpretation and subsequently 56 kilometres of drill holes in exploration drilling. The priority on the property is to continue the drilling program while supporting the engineering scoping studies in progress. The ongoing exploration and drilling program is primarily concentrating on three themes:
      - continuing with the “confirmatory” drilling already in progress,
      - exploring the strike extent of the ore-body at both ends, and
      - exploring the depth potential of the Roberto Zone.
     Environmental and engineering programs continued, including baseline environmental data collection.

With the present site reliant on winter snowmobile trail or summer lake barging operations for logistical support, the design of the permanent airstrip and access road has been completed and permitting is in progress. Construction of the airstrip and access road is expected to take place during 2007 and 2008.
     With the bulk of the infill drilling completed, a project scoping study has been completed to determine the best scale of operation which will mainly be an underground operation, with possibly a small pit. The milling operation will involve conventional gold processing techniques and a suitable tailing dam site has been identified. Regional infrastructure is excellent to support a future mining operation with available power, water and year round highway access nearby. These advantages, together with the province of Québec being a regulatory friendly environment, further reinforce the quality of this asset.
     In 2007, extensive drilling will continue, a pre-feasibility study will be completed, a collaboration agreement with the Cree Nation of Wemindji will be developed and the Corporation will apply for the main mine development permit. Capital expenditures to December 31, 2006 amounted to $18.7 million.
Cerro Blanco Project,Guatemala
     The Cerro Blanco Project is located approximately 80 kilometres east of Guatemala City, near the border with El Salvador. It is situated in the department of Jutiapa, near the community of Asuncion Mita. Approximately 18,000 metres of exploration drilling was carried out in 2006, and work on the revised Environmental Impact Assessment is underway. Work on an internal feasibility study will be completed in early 2007. Just over $5 million was spent on project development, and approximately $3 million on exploration in 2006. Currently the concept for the Cerro Blanco Project is an underground mine with conventional milling to provide a gold/silver doré product.
El Limón Project, Mexico
     The Corporation holds a 21.2% interest in the El Limón Project (of which 14% is a carried interest). Teck Cominco Ltd. (“Teck”) holds the remaining 78.8% interest in the El Limón Project. The El Limón Project consists of a series of skarn related gold deposits located 15 kilometres north-west of the Los Filos Project. The Corporation and Teck have initiated an infill drilling campaign to improve resource confidence and have initiated scoping level environmental, social, engineering and metallurgical studies to provide guidance in the further development of El Limón. The two phase drilling campaign will involve a total of 60,000 metres of drilling and should improve the confidence in ongoing development decisions at El Limón. To date, phase one with holes in a 60 metre grid has been completed and phase two is in progress.
South Arturo Project, United States
     The Corporation holds a 40% interest in the South Arturo Project. Barrick holds the remaining 60% interest in the project. The South Arturo Project consists of a series of sediment hosted Carlin-style gold deposits adjacent to and including the former Dee gold mine, 35 kilometres northwest of Elko, Nevada. The Corporation and Barrick drilled approximately 65,000 metres of mostly infill drilling to improve resource confidence and have initiated scoping level environmental, engineering and metallurgical studies to provide guidance in the further development of the South Arturo Project as an open pit mine. In addition to development activities, exploration drilling continues on other adjacent targets.
Imperial Project, United States
     The Imperial Project is a proposed open pit, heap leach project located in the southeastern corner of California, approximately 40 kilometres northwest of Yuma, Arizona. The property is located on public land (600 hectares) administered by the U.S. Bureau of Land Management. In 2002-2003, the California Legislature and State Mining and Geology Board adopted mandatory complete backfilling requirements for open pit gold mines. This legislation renders the Imperial Project uneconomic, practically infeasible and has prevented the Corporation from developing its mineral rights.

San Nicolas Project, Mexico
     The Corporation acquired its 35% interest in the San Nicolas Project in connection with the Glamis Acquisition. Teck holds the remaining 65% interest in the San Nicolas Project. The San Nicolas Project is a major massive sulphide deposit containing copper, zinc, gold and silver. It is located 60 kilometres southeast of the city of Zacatecas, Mexico on the Mexican plateau, a high desert approximately 2,150 metres above sea level. There is good road access to within two kilometres of the site. In August 2001, Teck published a feasibility study detailing a project consisting of an open pit mine and a 15,000 tonnes per day of ore concentrator to produce both a copper and a zinc concentrate. Project economics were based on $0.90 copper and $0.50 zinc. Since that time, Teck has performed additional optimization studies, land negotiations and limited exploration. The project is being held on a care and maintenance basis.
DIVIDENDS
     During the three financial years ended December 31, 2006, 2005 and 2004, the Corporation has paid monthly dividends to shareholders in the amount of $0.015 per share. On January 13, 2004, the Corporation paid a special dividend of $0.10 per share and on February 28, 2005, in connection with the Wheaton Merger, the Corporation paid a special dividend of $0.50 per share.
     Although Goldcorp expects to continue paying an annual cash dividend, the timing and the amount of the dividends to be paid by Goldcorp will be determined by the Board of Directors of Goldcorp from time to time based upon, among other things, cash flow, the results of operations and financial condition of Goldcorp and its subsidiaries, the need for funds to finance ongoing operations, compliance with credit agreements and other instruments, and such other considerations as the Board of Directors of Goldcorp considers relevant.
DESCRIPTION OF CAPITAL STRUCTURE
     The authorized share capital of the Corporation consists of an unlimited number of Common Shares. As of March 26, 2007, 703,827,707 Common Shares were issued and outstanding. Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Corporation’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro-rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

TRADING PRICE AND VOLUME
Common Shares
     The Common Shares are listed and posted for trading on the NYSE under the symbol “GG” and on the TSX under the symbol “G”. The following table sets forth information relating to the trading of the Common Shares on the TSX for the months indicated.

	High	Low
Month	(C$)	(C$)	Volume

January 2006	31.99	26.61	54,880,856
February 2006	31.95	26.89	47,111,376
March 2006	35.08	28.79	58,632,908
April 2006	39.25	33.19	42,314,707
May 2006	45.99	32.02	73,513,455
June 2006	34.10	26.75	77,591,719
July 2006	35.66	30.03	46,915,955
August 2006	35.36	30.42	65,471,336
September 2006	31.89	24.17	123,945,534
October 2006	29.56	22.97	109,712,754
November 2006	35.71	29.01	123,228,240
December 2006	35.89	30.95	67,182,028
     The price of the Common Shares as quoted by the TSX at the close of business on December 29, 2006 was C$33.11 and on March 26, 2007 was C$29.26.
Warrants
     The Warrants are listed and posted for trading on the NYSE under the symbol “GGWS” and on the TSX under the symbol “G.WT.G”. The following table sets forth information relating to the trading of the Warrants on the TSX for the months indicated.

	High	Low
Month	(C$)	(C$)	Volume

June 2006 (1)	12.94	8.50	5,839,996
July 2006	17.00	12.70	1,021,772
August 2006	20.35	17.25	332,308
September 2006	21.20	16.05	197,939
October 2006	17.55	14.50	56,162
November 2006	18.30	16.48	475,099
December 2006	19.00	15.50	52,497

(1)	The Warrants commenced trading on the NYSE and the TSX on June 12, 2006.
     The price of the Warrants as quoted by the TSX at the close of business on December 29, 2006 was C$16.90 and on March 26, 2007 was C$13.10.

DIRECTORS AND OFFICERS
     The following table sets forth, as of December 31, 2006, the name, province/state and country of residence, position held with the Corporation and principal occupation of each person who is a director and/or an executive officer of the Corporation.

Name,
Province/State and
Country of Residence	Position(s) with the Corporation	Principal Occupation
C. Kevin McArthur (5) Nevada, United States	President, Chief Executive Officer and a Director (director since November 2006)	President and Chief Executive Officer of Goldcorp

Ian W. Telfer (6) British Columbia, Canada	Chairman of the Board and a Director (director since February 2005)	Chairman of the Board of Goldcorp

Douglas M. Holtby (3)(7) British Columbia, Canada	Vice Chairman of the Board and Lead Director (director since February 2005)	President and Chief Executive Officer of Arbutus Road Investments Inc. and MKC Capital (private investment companies)

John P. Bell (2)(4) British Columbia, Canada	Director since February 2005	Independent Director

Lawrence I. Bell (1)(3)(4) British Columbia, Canada	Director since February 2005	Non-Executive Chairman of British Columbia Hydro and Power Authority

Beverley A. Briscoe (1)(3) British Columbia, Canada	Director since April 2006	President of Briscoe Management Limited

Peter J. Dey (2)(3) Ontario, Canada	Director since June 2006	Chairman of Paradigm Capital Inc.

P. Randy Reifel (4) British Columbia, Canada	Director since November 2006	President of Chesapeake Gold Corp.

A. Dan Rovig (1)(2) Nevada, United States	Director since November 2006	Independent Consultant

Kenneth F. Williamson (1)(2) Ontario, Canada	Director since November 2006	Independent Consultant

Lindsay A. Hall (8) British Columbia, Canada	Chief Financial Officer and Executive Vice President	Chief Financial Officer and Executive Vice President of Goldcorp

Charles A. Jeannes (9) British Columbia, Canada	Executive Vice President, Corporate Development	Executive Vice President, Corporate Development of Goldcorp

Steve P. Reid (10) Ontario, Canada	Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer of Goldcorp

Eduardo Luna Mexico City, Mexico	Executive Vice President	Executive Vice President of Goldcorp, and Chairman of the board of directors Silver Wheaton Corp.

Julio Carvalho (11) Rio de Janeiro, Brazil	Executive Vice President, Central and South America	Executive Vice President, Central and South America of Goldcorp

Rohan Hazelton British Columbia, Canada	Vice President, Finance	Vice President, Finance of Goldcorp

Name,
Province/State and
Country of Residence	Position(s) with the Corporation	Principal Occupation
Wendy Louie (12) British Columbia, Canada	Vice President, Controller	Vice President, Controller of Goldcorp

Mark A. Ruus (13) British Columbia, Canada	Vice President, Tax	Vice President, Tax of Goldcorp

Paula Rogers British Columbia, Canada	Vice President, Treasurer	Vice President, Treasurer of Goldcorp

Paul M. Stein Ontario, Canada	Corporate Secretary	Partner, Cassels Brock & Blackwell LLP (law firm)

Anna M. Tudela British Columbia, Canada	Director, Legal and Assistant Corporate Secretary	Director, Legal and Assistant Corporate Secretary of Goldcorp and Silver Wheaton Corp.

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

(4)	Member of the Sustainability, Environment, Health and Safety Committee.

(5)	Mr. McArthur was appointed President and Chief Executive Officer of the Corporation effective on November 15, 2006.

(6)	Mr. Telfer was appointed Chairman of the Board effective on November 15, 2006 and resigned as President and Chief Executive Officer of the Corporation effective on November 15, 2006.

(7)	Mr. Holtby was appointed Vice Chairman of the Board and Lead Director effective on November 15, 2006.

(8)	Mr. Hall was appointed Chief Financial Officer of the Corporation and Executive Vice President of the Corporation on April 19, 2006 and March 3, 2006, respectively.

(9)	Mr. Jeannes was appointed Executive Vice President, Corporate Development of the Corporation effective January 1, 2007 and, prior thereto, he was appointed Executive Vice President of the Corporation effective November 15, 2006.

(10)	Mr. Reid was appointed Chief Operating Officer of the Corporation effective January 1, 2007 and, prior thereto, he was appointed Executive Vice President, Canada and USA of the Corporation effective May 12, 2006.

(11)	Mr. Carvalho was appointed Executive Vice President, Central and South America of the Corporation effective April 19, 2006.

(12)	Ms. Louie was appointed an officer of the Corporation effective August 10, 2006.

(13)	Mr. Ruus was appointed an officer of the Corporation effective August 10, 2006.
     The principal occupations of each of the Corporation’s directors and executive officers within the past five years are disclosed in the brief biographies set forth below.
     C. Kevin McArthur – President, Chief Executive Officer and Director. Mr. McArthur was appointed President and Chief Executive Officer of the Corporation effective November 15, 2006. Prior thereto, he was President and Chief Executive Officer of Glamis since January 1, 1998 and served in a variety of management positions with Glamis since 1988. Prior to working with Glamis, Mr. McArthur held a variety of operating and engineering positions with BP Minerals and Homestake Mining Company. He is a graduate of the Department of Mining Engineering at the Mackay School of Mines, the University of Nevada.
     Ian W. Telfer – Chairman and Director. Mr. Telfer was appointed Chairman of the Board of the Corporation effective November 15, 2006. Prior thereto, he was President and Chief Executive Officer of the Corporation since March 17, 2005 and February 24, 2005, respectively, and Chairman and Chief Executive Officer of Wheaton prior to such time since September 2001. Mr. Telfer has over 25 years experience in the precious metals business. He has served as a director and/or officer of a number of mining companies, including TVX Gold Inc. and Lihir Gold.
     Douglas M. Holtby – Vice Chairman of the Board and Lead Director. Mr. Holtby was appointed Vice Chairman of the Board of the Corporation and Lead Director effective November 15, 2006. Prior thereto, he was Chairman of the Board of the Corporation since October 29, 2005. Mr. Holtby is also President and Chief Executive Officer of two private investment companies, Arbutus Road Investments Inc. and MKC Capital. From June 1989 to June 1996, Mr. Holtby was President, Chief Executive Officer and a director of WIC Western International Communications Ltd., from 1989 to 1996, he was Chairman of Canadian Satellite Communications Inc., from 1998 to 1999, he was a Trustee of ROB.TV and CKVU, from 1974 to 1989, he was President of Allarcom Limited and, from 1982 to 1989, he was President and a shareholder of Allarcom Pay Television Limited. Mr. Holtby is a Chartered Accountant.
     John P. Bell – Director. Mr. John Bell was Canadian Ambassador to the Ivory Coast from 1984 to 1987 and then Ambassador to Brazil from 1987 to 1990. He also served as High Commissioner to Malaysia from 1993 to 1996. Mr. Bell was special advisor to the Canadian Minister of Foreign Affairs and Head of the Canadian Delegation on environment issues during the lead-up to the Earth Summit in Rio de Janeiro in June 1992, and was Canada’s chief negotiator at the Earth Summit. Mr. Bell has been Chief Federal Negotiator for the Indian Affairs and has served on several not-for-profit boards of directors. Mr. Bell is also an independent director of Taiga Building Products Ltd.
     Lawrence I. Bell – Director. Mr. Bell is the non-executive Chairman of British Columbia Hydro and Power Authority. From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority and, from 1987 to 1991, he was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority. He is also a director of Hardwoods Distribution Income Fund, International Forest Products Limited, Miramar Mining Corporation, Silver Wheaton and Kimber Resources Inc. and is former Chairman of the University of British Columbia Board of Directors. Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union. In the province’s public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board.
     Beverley Briscoe – Director. Ms. Briscoe has been President of Briscoe Management Limited since 2004 and is the Chair of the Industry Training Authority for BC. From 1997 to 2004, Ms. Briscoe was President, and owner of Hiway Refrigeration Limited, from 1994 to 1997, she was Vice President and General Manager of Wajax Industries Limited, from 1989 to 1994, she was Vice President, Finance of Rivtow Group of Companies and from 1983 to 1989, she was Chief Financial Officer of various operating divisions of The Jim Pattison Group. Ms. Briscoe is currently a director of Duke Energy Income Fund, Ritchie Brothers Auctioneers Inc. and DTI Dental Technologies Inc. She is a Chartered Accountant and received her Bachelor of Commerce from the University of British Columbia.
     Peter Dey – Director. Mr. Dey is a well known senior corporate executive and an experienced corporate Director. He is currently Chairman of Paradigm Capital Inc., an independent investment dealer, and Chairman of Addax Petroleum Corporation. He is also a Director of Workbrain Corporation, Soulpepper Theatre Company and Alpine Canada. He is a former Chairman of the Ontario Securities Commission and former Chairman of Morgan Stanley Canada, and he was a Senior Partner of Osler, Hoskin & Harcourt. In 1994 he chaired the Toronto Stock Exchange Committee on Corporate Governance, and has since been involved with developing global corporate governance standards as Vice Chairman of the OECD Task Force on Board Room Practices, and as Chairman of the Private Sector Advisory Group of the Global Corporate Governance Forum. He holds a Masters of Laws degree from Harvard University, a Bachelor of Laws Degree from Dalhousie University, and a Bachelor of Science degree from Queen’s University.
     P. Randy Reifel – Director. Mr. Reifel was appointed to the Board in November 2006. Prior thereto, he had been a director of Glamis since June 2002 following the acquisition of Francisco Gold Corp. In 1993, Mr. Reifel founded and served as President and a director of Francisco Gold Corp. which discovered the El Sauzal gold deposit in Mexico and the Marlin gold deposit in Guatemala. Currently, he is President and a director of Chesapeake Gold Corp. that explores for precious metals in Mexico and Central America. Mr. Reifel holds a Bachelor of Commerce degree and a Masters of Science in Business Administration.
     A. Dan Rovig – Director. Mr. Rovig was appointed to the Board in November 2006. Prior thereto, he had been a director and Chairman of the Board of Glamis since November 1998. Before his appointment as Chairman, Mr. Rovig was a director and the President and Chief Executive Officer of Glamis and its subsidiaries from November 1989 to August 1997 when he retired. Prior to 1988, Mr. Rovig was an executive officer of British Petroleum Ltd., including its subsidiaries Amselco Minerals Inc. and BP Minerals America for five years. He holds a Bachelor of Science in Mining Engineering and a Masters of Science in Mineral Dressing Engineering from

Montana College of Mineral Science and Technology. He is also a registered member of the Society for Mining, Metallurgy and Exploration and the Geological Society of Nevada.
     Kenneth F. Williamson – Director. Mr. Williamson was appointed a director of the Corporation effective on November 15, 2006 and had been a director of Glamis prior thereto since 1999. He was Vice Chairman, Investment Banking at Midland Walwyn/Merrill Lynch Canada Inc. from 1993 to 1998. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. Mr. Williamson is a director of a number of companies in the natural resource sector. He holds a Bachelor of Applied Science (P.Eng.) degree from the University of Toronto and a Masters in Business Administration from the University of Western Ontario.
     Lindsay Hall – Chief Financial Officer and Executive Vice President. Mr. Hall was appointed Chief Financial Officer and Executive Vice President of the Corporation on April 19, 2006 and March 3, 2006, respectively. He is the former Executive Vice President and Chief Financial Officer of Placer Dome. Mr. Hall is a Chartered Accountant with strong financial credentials, which include being Vice President of Finance at West Coast Energy, Chief Financial Officer of Duke Americas in Houston, and Treasurer of Duke Energy Inc.
     Charles Jeannes – Executive Vice President, Corporate Development. Mr. Jeannes was appointed Executive Vice President of the Corporation effective on November 15, 2006 and later appointed Executive Vice President, Corporate Development of the Corporation effective on January 1, 2007. From 1999 until the completion of the Glamis Acquisition, he was Executive Vice President, Administration, General Counsel and Secretary of Glamis. Prior to joining Glamis, Mr. Jeannes worked for Placer Dome, most recently as Vice President of Placer Dome North America. He holds a Bachelor of Arts degree from the University of Nevada and graduated from the University of Arizona School of Law with honours in 1983. He practiced law from 1982 until 1994 and has broad experience in mining transactions, public and private financing, permitting and international regulation.
     Steve Reid – Executive Vice President and Chief Operating Officer. Mr. Reid was appointed Chief Operating Officer of the Corporation effective on January 1, 2007 and, prior thereto, Executive Vice President, Canada and USA effective concurrently with the completion of the Placer CLA Acquisition. Mr. Reid is a mining engineer with 30 years of extensive international experience in both the operating and business aspects of the mining industry. Prior to joining Goldcorp, he worked for Placer Dome as the Country Manager for the Canadian operations. He spent a total of 13 years working for Placer Dome, holding numerous corporate, mine management and operating roles worldwide. Mr. Reid has also worked in leadership positions for Kingsgate Consolidated and Newcrest Mining Limited, where he was responsible for running operations throughout Asia and Australia.
     Eduardo Luna – Executive Vice President. Mr. Luna has been Executive Vice President of the Corporation since April 2005 and, prior thereto, he was Executive Vice President of Wheaton from June 2002 to April 2005. He has also been Chairman of Silver Wheaton since October 2004, Interim Chief Executive Officer of Silver Wheaton from October 2004 to April 2006 and President of Luismin since 1991. He holds a degree in Advanced Management from Harvard University, an MBA from Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato. He held various executive positions with Minera Autlan for seven years and with Industrias Peñoles for five years. He is the former President of the Mexican Mining Chamber and the former President of the Silver Institute. He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and of the Mineral Resources Council in Mexico.
     Julio Carvalho – Executive Vice President, Central and South America. Mr. Carvalho has been Executive Vice President, Central and South America of the Corporation since January 2006. He has extensive experience in the mining industry. He worked for 33 years with the Rio Tinto group in Brazil, where his primary role was Chief Financial Officer, as one of three Executive Directors managing four operating companies. Prior to joining the Corporation, Mr. Carvalho was President, Chief Executive Officer and a director of Mineração Onça Puma Ltd., a wholly-owned subsidiary of Canico of Canada. He is a Chartered Accountant and holds an MBA from Queens University.
     Rohan Hazelton – Vice President, Finance. Mr. Hazelton was appointed Vice President, Finance of the Corporation effective on November 15, 2006 and, prior thereto, he was Corporate Controller of the Corporation since March 17, 2005. Mr. Hazelton joined Wheaton in November 2002 and became Corporate Controller of Wheaton in October 2004. Prior to joining Wheaton, he worked at a large international accounting firm. He is a Chartered Accountant and holds a Bachelor of Arts in math and economics from Harvard University.
     Wendy Louie – Vice President, Controller. Ms. Louie was appointed Vice President, Controller of the Corporation effective on November 15, 2006. Prior to joining the Corporation, from May 2003 to May 2006, she was a Senior Tax Manager at a large international accounting firm, and prior thereto, over a period of nine years, held various financial reporting positions at Duke Energy Gas Transmission (formerly Westcoast Energy Inc.), ultimately as Director of Corporate Accounting. Ms. Louie is a Chartered Accountant and holds a Bachelor of Commerce from the University of British Columbia.
     Paula Rogers – Vice President, Treasurer. Ms. Rogers has been Treasurer of the Corporation since August 15, 2005 and, prior thereto, she was Corporate Treasurer of Wheaton since October 2004. Prior to joining Wheaton, she held the positions of Assistant Treasurer, Corporate Reporting Manager and Tax Manager at Finning International Inc. over a period of nine years. Ms. Rogers is a Chartered Accountant and holds a Bachelor of Commerce from the University of British Columbia.
     Mark Ruus – Vice President, Tax. Mr. Ruus was appointed Vice President, Tax of the Corporation effective on November 15, 2006, having joined the Corporation in July 2006. He is responsible for global tax planning, tax-related support of corporate development and finance activities and tax compliance. Before joining the Corporation, Mr. Ruus was Vice President, Taxation for Placer Dome where he played leading tax roles for 10 years. Prior to this he spent 14 years with Price Waterhouse (pre-merger with Coopers & Lybrand) servicing primarily international resource companies. Mr. Ruus is a Chartered Accountant and holds a Bachelor of Commerce from the University of Calgary.
     Paul M. Stein – Corporate Secretary. Mr. Stein has been Corporate Secretary of the Corporation since March 2005 and, prior thereto, he was Corporate Secretary of Wheaton since 1991. He has also been Corporate Secretary of Silver Wheaton since October 2004. Mr. Stein is a Partner at the law firm of Cassels Brock & Blackwell LLP, and has practiced law with Cassels Brock & Blackwell LLP since 1994. Mr. Stein practices in the area of corporate and securities law with an emphasis on mergers and acquisitions, mining and corporate finance. Mr. Stein acts as lead counsel for a number of public clients that have been involved in mergers, corporate reorganizations and takeover bids, going-private transactions, spin-off transactions, corporate finance and corporate governance matters. Mr. Stein is recognized as one of the 500 leading lawyers in Canada in the 2007 Lexpert/American Lawyer Guide and is listed as one of the world’s leading mining practitioners in The International Who’s Who of Mining Lawyers 2006 publication. He is also listed in The Best Lawyers in Canada 2006 and in Lexpert’s 2006 Guide to the Top 100 Industry Specialists in Canada (Mining). Mr. Stein is also a member of the Toronto Stock Exchange’s Listing Advisory Committee.
     Anna M. Tudela – Director, Legal and Assistant Corporate Secretary. Ms. Tudela joined Goldcorp in June 2005 and was appointed Director, Legal and Assistant Corporate Secretary on August 15, 2005. She has more than 20 years of experience in the securities and corporate finance areas. She is also Director, Legal and Assistant Corporate Secretary of Silver Wheaton and Manager of Roundtables of the Forum for Women Entrepreneurs BC. Prior to joining Goldcorp, Ms. Tudela worked in the Securities and Corporate Finance Department of Davis & Company LLP. Ms. Tudela was Corporate Secretary of Diamond Fields Resources Inc. from 1995 to 1996.
     Directors are elected at each annual meeting of Goldcorp’s shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.
     As at March 26, 2007, the directors and executive officers of Goldcorp, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 4,643,772 Common Shares, representing less than one percent of the total number of Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and executive officers. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of Goldcorp as a group is based upon information furnished by the directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions
     No director or executive officer of Goldcorp or a shareholder holding a sufficient number of securities of Goldcorp to affect materially the control of the Corporation is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including Goldcorp) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than (a) Lawrence Bell who was a director of a mining company when it filed a plan of reorganization under Chapter 11 on December 22, 1998; and (b) Ian Telfer who was a Vice Chairman of a technology company when it made an assignment in bankruptcy on July 31, 2001.
Conflicts of Interest
     To the best of Goldcorp’s knowledge, and other than as disclosed in this annual information form, there are no known existing or potential conflicts of interest between Goldcorp and any director or officer of Goldcorp, except that certain of the directors and officers serve as directors and officers of other public companies, specifically Silver Wheaton, and therefore it is possible that a conflict may arise between their duties as a director or officer of Goldcorp and their duties as a director or officer of such other companies. See “Description of the Business — Risk Factors — Potential Conflicts of Interest”.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
     Other than as described below and elsewhere in this annual information form, since January 1, 2004, no director, executive officer or 10% shareholder of the Corporation or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Corporation or any of its subsidiaries.
     In August 2004, Endeavour Financial Corporation (“Endeavour”) received a fee of $1,256,000 for consulting and financial advisory services in connection with a $300 million acquisition facility. Endeavour also received $5 million for services related to the Wheaton Merger. A former director of Wheaton, Neil Woodyer, is Managing Director of Endeavour and another former director of Wheaton, Frank Giustra, is Chairman of Endeavour. Both Messrs. Woodyer and Giustra resigned as directors of Wheaton in July 2004.
     In October 2004, in connection with the Silver Wheaton Transaction, Wheaton entered into the Silver Wheaton Services Agreement with Silver Wheaton whereby Silver Wheaton has agreed to pay a monthly fee to Wheaton for the use of a portion of its office facilities and the services of its personnel. Ian Telfer, the Chairman of Goldcorp, was a director of Silver Wheaton from October 2004 to April 2006, Eduardo Luna, Executive Vice President of Goldcorp, is Chairman of the board of directors of Silver Wheaton, and Peter Barnes, the former Executive Vice President and Chief Financial Officer of Goldcorp, is President and Chief Executive Officer of Silver Wheaton. Fees paid to Goldcorp under the Silver Wheaton Services Agreement for the year ended December 31, 2006 totalled $249,000.
     During the financial year ended December 31, 2005, the Corporation sold its holdings in three marketable securities to a company owned by Robert McEwen, the former non-Executive Chairman and Chief Executive Officer of the Corporation. These were non-brokered transactions which were executed at market value based on the average of the TSX closing price for the ten trading days prior to the sale agreements, resulting in proceeds to the Corporation totaling approximately $4 million. During the financial year ended December 31, 2005, the Corporation sold its share ownership of Lexam Explorations Inc. to a company owned by Mr. McEwen for proceeds of $300,000.

     In March 2006, the Corporation and Silver Wheaton amended the Silver Purchase Agreement, increasing the minimum number of ounces of silver to be delivered over the 25 year contract period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, Silver Wheaton issued to the Corporation 18 million common shares, representing approximately 9.8% of the then outstanding shares of Silver Wheaton, and a $20 million one year non-interest bearing promissory note.
     In December 2006, the Corporation sold 18 million common shares of Silver Wheaton pursuant to a public offering for proceeds to the Corporation of approximately C$217.9 million. Eduardo Luna, Executive Vice President of the Corporation, is Chairman of the board of directors of Silver Wheaton and each of Lawrence Bell and Douglas Holtby are directors of both the Corporation and Silver Wheaton.
     On February 19, 2007, the Corporation announced that it has signed a letter of intent to sell the Peak Mine and the Amapari Mine to GPJ Ventures Ltd. (“GPJ”), a TSX Venture Exchange-listed company, which will change its name to Peak Gold Ltd. (“Peak Gold”) in connection with the transaction. Under the terms of the agreement, the Corporation will receive from Peak Gold $200 million in cash and $100 million payable through the issuance of Peak Gold common shares. Upon completion of the sale, the Corporation will own approximately 22% of Peak Gold. In connection with the transaction, Julio Carvalho, the Corporation’s Executive Vice President, Central and South America, will become President and Chief Executive Officer of Peak Gold, Jim Simpson, General Manager of the Peak Mine, will become the Chief Operating Officer of Peak Gold and the initial Peak Gold board of directors will be comprised of Julio Carvalho, Frank Giustra, Gordon Keep and Ian Telfer, the Corporation’s Chairman of the Board. Completion of the transaction is subject to a number of conditions, including the execution of definitive agreements, requisite regulatory approvals, completion by GPJ of a C$326.25 million equity financing and approval by disinterested shareholders of GPJ.
TRANSFER AGENT AND REGISTRAR
     The transfer agent and registrar for the Common Shares in Canada is CIBC Mellon Trust Company at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States is Mellon Investor Services LLC at its principal offices in Jersey City, New Jersey.
     The warrant agent for the Warrants is CIBC Mellon Trust Company at its principal offices in Vancouver, British Columbia and Toronto, Ontario.
MATERIAL CONTRACTS
     The only material contracts entered into by the Corporation within the financial year ended December 31, 2006 or before such time that are still in effect, other than in the ordinary course of business, are as follows:
1.	The $500 million credit facility, available under the Corporation’s profile at www.sedar.com.

2.	The $550 million credit facility, available under the Corporation’s profile at www.sedar.com.

3.	The $350 million credit facility, available under the Corporation’s profile at www.sedar.com.

INTERESTS OF EXPERTS
     The following table sets out the individuals who are the qualified persons as defined by NI 43-101 in connection with the Mineral Reserve and Mineral Resource estimates for the Corporation’s mineral properties set out opposite their name(s) and contained in this annual information form:

Mineral Property(ies)	Qualified Person(s)
Red Lake Gold Mines	Stephane Blais, P.Eng. at Red Lake Gold Mines (Mineral Reserves)
Dean Crick, M.Sc., P.Geo. at Red Lake Gold Mines (Mineral Resources — Red Lake Complex)
Anthony Stechishen, P. Eng. at Red Lake Gold Mines (Mineral Resources — Campbell Complex)

Peñasquito Project Cerro Blanco Project Imperial Project	James S. Voorhees, P.Eng., formerly at Glamis Gold Ltd.

Alumbrera Mine	Luis Rivera, MAusIMM at Minera Alumbrera Limited

San Dimas Mine	Velasquez Spring, P.Eng at Watts, Griffis and McOuat Limited

Nukay Mine	Reynaldo Rivera, MAusIMM at Luismin, S.A. de C.V.

Los Filos Project	Michael G. Hester, FAusIMM at Independent Mining Consultants, Inc. Reynaldo Rivera, MAusIMM at Luismin, S.A. de C.V.

Los Filos Project – 4P Deposit	Pamela De Mark, MAusIMM at Snowden Mining Industry Consultants

Marlin Mine El Sauzal Mine Marigold Mine San Martin Mine	Neil B. Prenn, P.Eng. at Mine Development Associates

Pueblo Viejo Project	Rick Allan, Director, Engineering and Mining Support at Barrick Gold Corporation Jacques McMullen, Vice President, Metallurgy and Process Development at Barrick Gold Corporation Rick Sims, Manager Corporate Reserves at Barrick Gold Corporation

Porcupine Mine	Stephen Price, P.Geo. at the Porcupine Mine Alastair Still, P.Geo. at the Porcupine Mine Imola Götz, P.Eng. at the Porcupine Mine

Musselwhite Mine	Andrew Cheatle, P.Geo. at the Musselwhite Mine Tim Sanford, P.Eng. at the Musselwhite Mine

Peak Mine	Eric Strom, P.Eng. at Peak Gold Mines Pty Ltd. Rex Berthelsen, MAusIMM at Peak Gold Mines Pty Ltd.

Amapari Mine	Trevor Jones, MAIG at Mineração Pedra Branca do Amapari Ltda.

La Coipa Mine	Andrés Guaringa, MAusIMM at Compañia Minera Mantos de Oro

Wharf Mine	Michael Kociumbas, P.Geo. at Watts, Griffis and McOuat Limited G. Ross MacFarlane, P.Eng. at Watts, Griffis and McOuat Limited

El Limón Project	James N. Gray, P.Geo. at Teck Cominco Ltd. Al Samis, P.Geo. at Teck Cominco Ltd.

South Arturo Project	Rick Sims, Manager Corporate Reserves at Barrick Gold Corporation

San Nicolas Project	Paul Bankes, P.Geo. at Teck Cominco Ltd.

     The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to the Corporation’s principal mineral projects contained in this annual information form has been derived:
1.	Red Lake Gold Mines – Dean Crick, M.Sc., P.Geo., Stephane Blais, P.Eng. and Anthony Stechishen, P.Geo. prepared a NI 43-101 report for Goldcorp entitled “The Red Lake Gold Mines Property, Red Lake Mining Division, Northern Ontario” dated November 17, 2006.

2.	Peñasquito Project – Jerry Hanks, P.Eng. at IMC, Tom Drielick, P.Eng. at M3 Engineering & Technology Corp. (“M3”), Tom Wythes, P.Eng. at Golder, Conrad Huss, P.Eng. at M3, Michael Pegnam, P.Eng. at Golder and Jim Johnson, P.Eng. at Golder, prepared a 43-101 report for Glamis (since re-addressed to Goldcorp) entitled “Peñasquito Feasibility Study: 100,000 MTPD NI 43-101 Technical Report” dated July 31, 2006.

3.	Alumbrera Mine – Harry Burgess, P.Eng., B. Terrence Hennessey, P.Geo. and David T. Wells, C.Eng., all at Micon, prepared a NI 43-101 report for Wheaton entitled “Technical Report on Mining and Processing Assets of Peak Gold Mines, in New South Wales, Australia and Minera Alumbrera Ltd., in Argentina” dated January 2003.

4.	Luismin Mines – Velasquez Spring, P.Eng., Senior Geologist at WGM, and G. Ross MacFarlane, P.Eng., former Senior Associate Operations Engineer at WGM, prepared a NI 43-101 report for the Corporation entitled “An audit of the Mineral Reserves/Resources Tayoltita, Santa Rita, San Antonio and San Martin Mines as of December 31, 2004 for Wheaton River Minerals Ltd.” dated March 9, 2005.

5.	Los Filos Project – P. John Barton, B.Sc.(Eng.), ARSM, MAusIMM, Divisional Manager Project Management at Snowden, Andrew F. Ross, M.Sc., P.Geo., General Manager at Snowden, Michael G. Hester, MAusIMM, Vice President and Principal Mining Engineer at IMC, Daniel W. Kappes, President of KCA and John F. Lupo, Ph.D., P.E., Senior Geological Engineer at URS Australia Pty. Ltd., prepared a NI 43-101 report for Goldcorp entitled “Technical Report NI 43-101F1 Los Filos Project, Mexico” dated March 31, 2006.

6.	Marlin Mine – James S. Voorhees, P.Eng., formerly at Glamis, prepared a NI 43-101 report for Glamis entitled “Marlin Project Technical Report” dated November 11, 2003.

7.	Pueblo Viejo Project – AMEC prepared a NI 43-101 report for Placer Dome (since re-addressed to Goldcorp) entitled “Pueblo Viejo Project, Province of Sanchez Ramirez, Dominican Republic, 43-101 Technical Report and Qualified Person’s Review” dated October 26, 2005.
     Each of such reports are available on SEDAR at www.sedar.com and a summary of such reports is contained in this annual information form under “Description of the Business – Technical Information”.
     None of the aforementioned firms or persons held any securities of the Corporation or of any associate or affiliate of the Corporation when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities of the Corporation or of any associate or affiliate of the Corporation in connection with the preparation of such reports.
     None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.
     Deloitte & Touche LLP are the independent auditors of the Corporation.

AUDIT COMMITTEE
     The Corporation’s Audit Committee is responsible for monitoring the Corporation’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Corporation’s external auditors. The committee is also responsible for reviewing the Corporation’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Corporation.
     The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointments and reporting to the Corporation’s board of directors. A copy of the charter is attached hereto as Schedule “A”.
     The members of the Corporation’s current Audit Committee are Beverley Briscoe (Chair), Lawrence I. Bell, A. Dan Rovig and Kenneth F. Williamson. Prior to November 15, 2006, the Audit Committee was composed of Beverley Briscoe (Chair), Lawrence I. Bell (Mr. Bell serving as Chair of the Audit Committee from April 19, 2006 to September 1, 2006 when Ms. Briscoe replaced him as Chair) and David Beatty (Mr. Beatty being appointed effective April 19, 2006 to replace Brian W. Jones). Mr. Holtby also served on the Audit Committee from January 1, 2006 until September 1, 2006. Each of Ms. Briscoe and Messrs. Bell, Rovig and Williamson are independent and financially literate within the meaning of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”). In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under MI 52-110 in that their directors’ fees are the only compensation they, or their firms, receive from the Corporation and that they are not affiliated with the Corporation. The meaning of independence under MI 52-110 is set out in Schedule “A” to the Audit Committee’s charter.
     The Audit Committee met seven times in 2006. Mr. Beatty was present at three out of the seven meetings (he was not yet a member of the Audit Committee for the first two meetings in 2006), Mr. Bell was present at all seven meetings, Mr. Briscoe was present at five out of the seven meetings (she was not yet a member of the Audit Committee for the first two meetings in 2006), Mr. Holtby was present at two out of the seven meetings (he had resigned as a member of the Audit Committee for the last two meetings in 2006), and Mr. Jones was present at two out of the seven meetings (he had resigned as a member of the Audit Committee for the last five meetings in 2006). There was only one Audit Committee meeting held in 2006 after it was reconstituted on November 15, 2006.
Relevant Education and Experience
     Set out below is a description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member:
Beverley Briscoe – Ms. Briscoe is a Chartered Accountant, member of the Institute of Chartered Accountants of British Columbia and received her Bachelor of Commerce from the University of British Columbia. She has been President of Briscoe Management Limited since 2004 and is the Chair of the Industry Training Authority for British Columbia. From 1997 to 2004, Ms. Briscoe was President, and owner of Hiway Refrigeration Limited, from 1994 to 1997, she was Vice President and General Manager of Wajax Industries Limited, from 1989 to 1994, she was Vice President, Finance of Rivtow Group of Companies and from 1983 to 1989, she was Chief Financial Officer of various operating divisions of The Jim Pattison Group.
Lawrence I. Bell – Mr. Bell is the non-executive Chairman of British Columbia Hydro and Power Authority. From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority and, from 1987 to 1991, he was Chairman of British Columbia Hydro and Power Authority. He is also a director of Hardwoods Distribution Income Fund, International Forest Products Limited, Miramar Mining Corporation, Silver Wheaton and Kimber Resources Inc. and is former Chairman of the University of British Columbia Board of Governors. Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of

Vancouver City Savings Credit Union. In the province’s public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board.
A. Dan Rovig – Mr. Rovig holds a Bachelor of Science in Mining Engineering and a Masters of Science in Mineral Dressing Engineering from Montana College of Mineral Science and Technology. He is also a registered member of the Society for Mining, Metallurgy and Exploration and the Geological Society of Nevada. Prior to being appointed to the Board in November 2006, he had been a director and Chairman of the Board of Glamis since November 1998. Before his appointment as Chairman, Mr. Rovig was a director and the President and Chief Executive Officer of Glamis and its subsidiaries from November 1989 to August 1997 when he retired. Prior to 1988, Mr. Rovig was an executive officer of British Petroleum Ltd., including its subsidiaries Amselco Minerals Inc. and BP Minerals America for five years.
Kenneth F. Williamson – Mr. Williamson served on the Glamis board of directors since 1999. He was Vice Chairman, Investment Banking at Midland Walwyn/Merrill Lynch Canada Inc. from 1993 to 1998. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. Mr. Williamson is a director of a number of companies in the natural resource sector. He holds a Bachelor of Applied Science (P.Eng.) degree from the University of Toronto and a Masters in Business Administration from the University of Western Ontario.
Pre-Approval Policies and Procedures
     The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Corporation’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.
External Auditor Service Fees
Audit Fees
     The aggregate audit fees billed by the Corporation’s external auditors for the financial year ended December 31, 2006 were $5,400,000 (for the financial year ended December 31, 2005 – $1,794,000).
Audit-Related Fees
     The aggregate audit-related fees billed by the Corporation’s external auditors for the financial year ended December 31, 2006 were $943,000 (for the financial year ended December 31, 2005 – $299,500). Details of such billings are provided below:

•	Due diligence	$183,200
•	Internal controls over financial reporting advisory services	496,700
•	Other	263,100

		$943,000

Tax Fees
     The aggregate tax fees in respect of tax compliance, tax advice and tax planning billed by the Corporation’s external auditors for the financial year ended December 31, 2006 were $1,606,500 (for the financial year ended December 31, 2005 – $805,000).
All Other Fees
     The aggregate non-audit fees billed by the Corporation’s external auditors for the financial year ended December 31, 2006 were $Nil (for the financial year ended December 31, 2005 – $Nil).

ADDITIONAL INFORMATION
     Additional information relating to the Corporation can be found on SEDAR at www.sedar.com; on the United States Securities and Exchange Commission website at www.sec.gov; or on Goldcorp’s website at www.goldcorp.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Corporation dated March 26, 2007 which will be available on SEDAR at www.sedar.com. Additional financial information is provided in the Corporation’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2006.

SCHEDULE “A”
GOLDCORP INC.
AUDIT COMMITTEE CHARTER
I.	PURPOSE

The Audit Committee is a committee of the Board of Directors (the “Board”) of Goldcorp Inc. (“Goldcorp” or the “Company”). The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and the investment community. The external auditors will report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities are:
A.	overseeing the integrity of the Company’s financial statements and reviewing the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;

B.	assisting the Board in oversight of the Company’s compliance with legal and regulatory requirements;

C.	recommending the appointment and reviewing and appraising the audit efforts of the Company’s independent auditor, overseeing the non-audit services provided by the independent auditor, overseeing the independent auditor’s qualifications and independence and providing an open avenue of communication among the independent auditor, financial and senior management and the Board of Directors;

D.	assisting the Board in oversight of the performance of the Company’s internal audit function;

E.	serving as an independent and objective party to oversee and monitor the Company’s financial reporting process and internal controls, the Company’s processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements;

F.	preparing Audit Committee report(s) as required by applicable regulators; and

G.	encouraging continuous improvement of, and fostering adherence to, the Company’s policies, procedures and practices at all levels.
II.	COMPOSITION AND OPERATIONS
A.	The Committee shall operate under the guidelines applicable to all Board committees.

B.	The Audit Committee shall be comprised of at least three directors, all of whom are “independent” as such term is defined in the Board Guidelines.

C.	In addition, unless otherwise authorized by the Board, no director shall be qualified to be a member of the Audit Committee if such director (i) is an “affiliated person”, as defined in Appendix One, or (ii) receives (or his/her immediate family member or the entity for which such director is a director, member, partner or principal and which provides consulting, legal, investment banking, financial or other similar services to the Company), directly or indirectly, any consulting, advisory, or other compensation from the Company other than compensation for serving in his or her capacity as member of the Board and as a member of Board committees.

D.	All members shall, to the satisfaction of the Board of Directors, be “financially literate” as defined in Appendix One, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” as defined in Appendix One.

E.	If a Committee member simultaneously serves on the audit committees of more than three public companies, the Committee shall seek the Board’s determination as to whether such simultaneous service would impair the ability of such member to effectively serve on the Company’s audit committee and ensure that such determination is disclosed.

F.	The Committee shall meet at least four times annually, or more frequently as circumstances require. The Committee shall meet within 45 days following the end of each of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A and shall meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the year and related MD&A prior to their publishing.

G.	The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their audit related duties, members of the Committee shall have full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and independent auditors of the Company.

H.	As part of its job to foster open communication, the Committee should meet at least annually with management and the independent auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent auditor and management quarterly to review the Company’s financial statements.

I.	Each of the Chairman of the Committee, members of the Committee, Chairman of the Board, independent auditors, Chief Executive Officer, Chief Financial Officer or Secretary shall be entitled to request that the Chairman of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request.
III.	RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:
A.	Create an agenda for the ensuing year.

B.	Review and update this Charter at least annually, as conditions dictate.

C.	Describe briefly in the Company’s annual report and more fully in the Company’s Management Information Circular the Committee’s composition and responsibilities and how they were discharged.

D.	Documents/Reports Review
i)	Review with management and the independent auditors, the Company’s interim and annual financial statements, management discussion and analysis, earnings releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the independent auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available.

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ii)	Review analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements.

iii)	Review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company.

iv)	Review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the independent auditor, based on terms of reference agreed upon by the independent auditor and the Audit Committee.

v)	Review expenses of the Non-Executive Board Chair, CEO, CFO and COO annually.

vi)	Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the issuer’s financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.
E.	Independent Auditor
i)	Recommend to the Board and approve the selection of the independent auditor, consider the independence and effectiveness and approve the fees and other compensation to be paid to the independent auditor.

ii)	Monitor the relationship between management and the independent auditor including reviewing any management letters or other reports of the independent auditor and discussing any material differences of opinion between management and the independent auditor.

iii)	Review and discuss, on an annual basis, with the independent auditor all significant relationships they have with the Company to determine their independence and report to the Board of Directors.

iv)	Review and approve requests for any non-audit services to be performed by the independent auditor and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees. Pre-approval of non-audit services is satisfied if:
a)	The aggregate amount of non-audit services not pre-approved expected to constitute no more than 5% of total fees paid by issuer and subsidiaries to external auditor during fiscal year in which the services are provided;

b)	the Company or a subsidiary did not recognize services as non-audit at the time of the engagement; and

c)	the services are promptly brought to Committee’s attention and approved prior to completion of the audit.
v)	Ensure disclosure of any specific policies or procedures adopted by the Committee to satisfy pre-approval requirements for non-audit services by the Company’s external auditor.

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vi)	Review the relationship of non-audit fees to audit fees paid to the independent Auditor, to ensure that auditor independence is maintained.

vii)	Ensure that both the audit and non-audit fees are disclosed to shareholders by category.

viii)	Review the performance of the independent auditor and approve any proposed discharge and replacement of the independent auditor when circumstances warrant. Consider with management and the independent auditor the rationale for employing accounting/auditing firms other than the principal independent auditor.

ix)	At least annually, consult with the independent auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

x)	Arrange for the independent auditor to be available to the Audit Committee and the full Board as needed. Ensure that the auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

xi)	Oversee the work of the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

xii)	Ensure that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:
a)	bookkeeping or other services related to the accounting records or financial statements of the Company;

b)	financial information systems design and implementation;

c)	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

d)	actuarial services;

e)	internal audit outsourcing services;

f)	management functions or human resources;

g)	broker or dealer, investment adviser or investment banking services;

h)	legal services and expert services unrelated to the audit; and

i)	any other services which the Public Company Accounting Oversight Board determines to be impermissible.
xiii)	Approve any permissible non-audit engagements of the independent auditors, in accordance with applicable legislation.

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F.	Financial Reporting Processes
i)	In consultation with the independent auditor review the integrity of the organization’s financial and accounting controls and reporting processes, both internal and external.

ii)	Consider the independent auditor’s judgments about the quality and appropriateness, not just the acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

iii)	Consider and approve, if appropriate, major changes to the Company’s accounting principles and practices as suggested by management with the concurrence of the independent auditor and ensure that the accountants’ reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.
G.	Process Improvement
i)	Discuss with independent auditors (i) the auditors’ internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues.

ii)	Reviewing and approving hiring policies for employees or former employees of the past and present independent auditors.

iii)	Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

iv)	Review the scope and plans of the independent auditor’s audit and reviews prior to the audit and reviews being conducted. The Committee may authorize the independent auditor to perform supplemental reviews or audits as the Committee may deem desirable.

v)	Following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the independent auditor received during the course of the audit and reviews.

vi)	Review any significant disagreements among management and the independent auditor in connection with the preparation of the financial statements.

vii)	Where there are significant unsettled issues the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

viii)	Review with the independent auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review

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should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

ix)	Review activities, organizational structure, and qualifications of the CFO and the staff in the financial reporting area and see to it that matters related to succession planning within the Company are raised for consideration at the full Board.
H.	Ethical and Legal Compliance
i)	Review management’s monitoring of the Company’s system in place to ensure that the Company’s financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

ii)	Review, with the Company’s counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the organization’s financial statements.

iii)	Review implementation of compliance with the Sarbanes-Oxley Act, Ontario Securities Commission requirements and other legal requirements.

iv)	Ensure that the CEO and CFO provide written certification with annual and interim financial statements and MD&A and the Annual Information Form.
I.	Risk Management
i)	Make inquires of management and the independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Company.

ii)	Ensure that the disclosure of the process followed by the Board and its committees, in the oversight of the Company’s management of principal business risks, is complete and fairly presented.

iii)	Review management’s program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage.
J.	General
i)	Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee shall be empowered to retain independent counsel, accountants and other professionals to assist it in the conduct of any investigation.

ii)	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

iii)	Ensure disclosure in the Annual Information Form if, at any time since the commencement of most recently completed financial year, the issuer has relied on any possible exemptions for Audit Committees.

iv)	Perform any other activities consistent with this Charter, the Company’s Articles and By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

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IV.	ACCOUNTABILITY
A.	The Committee Chair has the responsibility to make periodic reports to the Board, as requested, on audit and financial matters relative to the Company.

B.	The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

C.	The minutes of the Audit Committee should be filed with the Corporate Secretary.

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